SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2005

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward- looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

Australia and New Zealand
Banking Group Limited

ABN 11 005 357 522

Consolidated Results
Dividend Announcement and
Appendix 4E

Full Year
30 September 2005

The Consolidated Results and Dividend Announcement constitutes the preliminary final report and is the Appendix 4E required by the Australian Stock Exchange.  It should be read in conjunction with the September 2005 Annual and Financial Reports and is lodged with the Australian Stock Exchange under listing rule 4·3A.

RESULTS FOR ANNOUNCEMENT TO THE MARKET	APPENDIX 4E

Name of Company:	Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

Report for the full year ended 30 September 2005

				A$ million

Group operating revenue	up	8.2%	to	9,350

Operating profit after tax attributable to shareholders	up	7.2%	to	3,018

Extraordinary items after tax attributable to shareholders		0%	to	nil

Operating profit and extraordinary items after tax attributable to shareholders	up	7.2%	to	3,018

Proposed final dividend per ordinary share, fully franked at 30% tax rate (previous corresponding period 54 cents, fully franked at 30% tax rate)				59 cents

Interim 2005 dividend per ordinary share, fully franked at 30% tax rate				51 cents

Record date for the proposed final dividend			14 November 2005

The proposed final dividend will be payable to shareholders registered in the books of the Company at close of business on 14 November 2005. Transfers must be lodged before 5:00 pm on that day to participate.

Payment date for the proposed final dividend			16 December 2005

Highlights

Earnings per share

•      Cash EPS 175.2 cents - up 8.8% (excl. non core items)*

•      EPS 160.9 cents - up 5.1%

Profit after tax

•      $3,018 million - up 7.2%

•      $3,056 million - up 11.9% (excl. non core items)*

•      $1,564 million second half, up 4.8% on first half (excl. non core items)*

Shareholder return

•      Dividend 110 cents - up 8.9%

•      Total Shareholder Return 33%

Ratios

•      Cost-income ratio 45.6% (45.3%) (excl. non core items)*

•      Cash return on equity 18.8% (19.1%) (excl. non core items)*

•      Adjusted common equity ratio stable at 5.1%

Business Comment

•      Strong performance in Australia, particularly in Personal Banking

•      NZ result subdued as expected due to margins and integration

•      Substantial staff investment with 2,221 additional FTE

•      Net specific provisions down 19% and non-accruals down 23%

•      New Growth and Transformation program with revised targets:

•      7% - 9% revenue growth per annum

•      Cost-Income to 40% over time

*      Excluding non-core items - significant items and NBNZ incremental integration costs

AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

ABN 11 005 357 522

CONSOLIDATED RESULTS, DIVIDEND ANNOUNCEMENT and APPENDIX 4E

Full year ended 30 September 2005

CONTENTS

HIGHLIGHTS

FINANCIAL HIGHLIGHTS
Net Profit
Significant items and NBNZ incremental integration costs in the profit and loss
Profit excluding significant items and NBNZ incremental integration costs in the profit and loss
Earnings per share
Net profit by business unit
Net profit by geography
Statement of Financial Position
Financial Ratios

RESULTS COMMENTARY
2005 result
Comparison with March 2005 half
Significant items and NBNZ incremental integration costs
Income and expenses
Earnings per share
Dividends
EVA Reconciliation
Credit Risk
Market Risk
Statement of Financial Position
Capital Management
The National Bank of New Zealand - Integration
Impact of NBNZ on September 2005 results
ING New Zealand joint venture
ING Australia Performance
Critical Accounting Policies

BUSINESS PERFORMANCE REVIEW

GEOGRAPHIC SEGMENT PERFORMANCE

FIVE YEAR SUMMARY

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

APPENDIX 4E STATEMENT

DEFINITIONS

ALPHABETICAL INDEX

This Results Announcement has been prepared for Australia and New Zealand Banking Group Limited (the “Company”) together with its subsidiaries which are variously described as “ANZ”, “Group”, “ANZ Group”, “us”, “we” or “our”.

All amounts are in Australian dollars unless otherwise stated.  The information on which this announcement is based is in the process of being audited by the Group’s auditors, KPMG.  The Company has a formally constituted Audit Committee of the Board of Directors.  This report was approved by resolution of a Committee of the Board of Directors on 24 October, 2005.

When used in this Results Announcement the words “estimate”, “project”, “intend”, “anticipate”, “believe”, “expect”, “should” and similar expressions, as they relate to the ANZ Group and its management, are intended to identify forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Such statements constitute “forward-looking statements” for the purposes of the United States Private Securities Litigation Reform Act of 1995.  The ANZ Group does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

HIGHLIGHTS

Media Release

For Release: 25 October 2005

ANZ cash EPS* up 8.8%

Strong revenue growth in the second half

Earnings per share

•      Cash EPS 175.2 cents - up 8.8% (excl. non core items)*

•      EPS 160.9 cents - up 5.1%

Profit after tax

•      $3,018 million - up 7.2%

•      $3,056 million - up 11.9% (excl. non core items)*

•      $1,564 million second half, up 4.8% on first half (excl. non core items)*

Shareholder return

•      Dividend 110 cents - up 8.9%

•      Total Shareholder Return 33%

Ratios

•      Cost-income ratio 45.6% (45.3%) (excl. non core items)*

•      Cash return on equity 18.8% (19.1%) (excl. non core items)*

•      Adjusted common equity ratio stable at 5.1%

Business Comment

•      Strong performance in Australia, particularly in Personal Banking

•      NZ result subdued as expected due to margins and integration

•      Substantial staff investment with 2,221 additional FTE

•      Net specific provisions down 19% and non-accruals down 23%

•      New Growth and Transformation program with revised targets:

•      7% - 9% revenue growth per annum

•      Cost-Income to 40% over time

*      Excluding non-core items - significant items and NBNZ incremental integration costs

Australia and New Zealand Banking Group Limited (ANZ) today announced a record operating profit after tax of $3,018 million for the year ended 30 September 2005, up 7.2% on the previous year.

Excluding non-core items*, operating profit after tax was $3,056 million up 11.9% and cash earnings per share were 175.2 cents up 8.8%.

The full-year dividend was increased by 8.9% to 110 cents, in line with ANZ’s policy to increase dividends at the rate of cash earnings per share growth.

Second half operating profit after tax was particularly strong at $1,564 million, up 4.8% on the first half, with revenues up 4.9% including other operating income up 7.6%.

ANZ Chief Executive Officer Mr John McFarlane said: “This is a good result, ahead of our original target of 7% to 8% cash EPS growth for the year.  I was particularly pleased with the quality of the result in the second half especially, the strength in revenues.

“Lending and deposit growth were up 12% and 10% respectively on the year, offset by a margin decline of 14 basis points.

“Risks were substantially lower than last year, and we were able to produce a good profit notwithstanding a high level of spending for the future.

“In line with earlier commitments, we have continued to invest in the sustainability of the business, which has seen an additional 2,221 staff employed in the year, largely in the front line.  As a consequence, expense growth* for the year was 11%, or 8% when adjusted for the additional two-month contribution from NBNZ.  We expect this level of investment to deliver improved returns over the coming year, and particularly into 2007, which should then see the cost-income ratio move downwards once again.

“Credit quality remains at its best level in over a decade, with a 19% reduction in Net Specific Provisions and a 23% reduction in Non-Accrual Loans.  With 14 years of uninterrupted growth in Australia, while the environment remains benign, it would not be surprising for credit standards in the market to reflect a false sense of security, so it is important we remain vigilant,” he said.

Business Performance

Commenting on each of the business divisions, Mr McFarlane said: “Geographically, the highlight was Australia, with earnings* up 14% in the year.  New Zealand was up 11% on the same basis, benefiting from a full 12 months of The National Bank of New Zealand this year, versus 10 months the previous year.

*      Excluding non-core items - significant items and NBNZ incremental integration costs

“Most divisions produced double-digit earnings growth.  Personal Banking Australia was particularly strong, up 15% on the year, with Corporate Australia at 10%, and Esanda 11%.  Institutional had a respectable year in the face of strong competition up 8%, building momentum after several years focusing on risk reduction.

“Our Personal division in Australia benefited from strong performances by the individual businesses.  Credit card balances grew 21% in the year, mortgages 14%, and deposits 10%.  We were the only major bank to increase share in retail deposits.  The momentum in Personal is quite remarkable given ANZ’s heritage as a corporate bank.  We continue to build upon our commitment to convenience and simplicity, with 15 new branches opening during the year.

“Institutional is in a stage of reinvigorating its business following a number of years of relatively flat earnings and asset growth, as a consequence of a comprehensive de-risking program.  Lending and deposits growth of 15% and 10% respectively, supported by solid non-interest income growth in the second half, give me confidence that we are on track to regain our number one position in this segment.

“In New Zealand, the NBNZ franchise showed solid progress, however the extremely competitive environment coupled with increased spending to stabilise the ANZ retail business, subdued the result.  Integration is on track and will virtually be complete by the end of 2005 allowing our focus to be on leveraging the benefits of market leadership externally.  The run off of historical conduit transactions in 2006 will subdue the New Zealand geographic performance in the year ahead.

“Corporate Australia performed well, with good growth coming from the innovative Wall Street to Main Street strategy, however the exceptional asset growth in Business Banking has begun to slow.

“Underlying performance in Asia Pacific remains strong.  The 2005 growth rate is distorted by the benefit of one-off earnings in PT Panin bank in 2004.  We have continued to expand in the region, with new partnerships in Vietnam and Cambodia, and our negotiations in China are now at an advanced stage.

“Esanda continued to deliver consistent earnings growth in an increasingly competitive environment.  Australia performed particularly well but was offset by the impact of restructuring UDC franchise agreements during the year,”  Mr McFarlane said.

Growth and Transformation

Commenting on the new Growth and Transformation agenda and related internal targets announced earlier in the year, Mr McFarlane said: “ANZ has now had seven years of consistent performance.  This has partly been as a result of our ability to set stretch targets and to deliver against them.

“We have now set ourselves the task of becoming Australasia’s leading bank.

“New internal financial targets have been established for the next several years of 7% to 9% annual revenue growth and a reduction, over time, in the cost-income ratio to 40%.

“Over the past few years, we have strengthened our strategic position and have increased share.  We now have the second largest personal customer base across Australia and New Zealand, and are unique in our positioning and experience in Asia.

“We have the highest personal customer satisfaction of the major banks.  Staff engagement is the highest of the major companies in Australia.  Our community programs are also beginning to differentiate us.  At the same time, we delivered a strong Total Shareholder Return of 33% over the past year together with a conservative risk profile and continued world-class efficiency levels.

“Notwithstanding the higher investment spending in the past year, going forward, we will continue to invest in faster growth segments.  In the near term, we expect Australia will continue to drive our growth, with good momentum in our major divisions. In the medium term, we expect New Zealand will deliver improved returns, and over the longer term Asia will become increasingly meaningful.

“At the same time, we will become leaner, sharper, more agile, and more externally focused.  We are well advanced in a program to achieve this, including realising the benefits of New Zealand integration, reducing back office costs through process redesign and leveraging our capability in Bangalore, increased automation, and simplifying our technology architecture to improve speed to market.  Important also is leveraging our unique performance culture and values.  These and other steps give us confidence that we will achieve our stated targets,” Mr McFarlane said.

Outlook

“The economic environment in Australia, New Zealand and internationally, remains supportive of reasonable earnings growth in the medium term, despite the softening associated with more stable housing and high oil prices.

“System credit growth in 2006 is likely to remain around 9% to 10%, and while it would be prudent to remain cautious about margins, we do not expect last year’s unusual margin decline to be repeated in 2006.

“The coming year will also see the full impact from the run-off of certain structured finance transactions and the end of transitional tax relief benefits in the ING Australia joint venture.

“The year ahead will see the full year cost impact from our investment program however, we expect the revenue benefits will start to emerge more fully, delivering good momentum into the following year.

“Despite these factors, all in all, the environment in 2006 should be broadly similar to that in 2005, enabling us to produce continued good results in the year ahead,” Mr McFarlane said.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards	Stephen Higgins
Head of Group Media Relations	Head of Investor Relations
Tel: 03-9273 6955 or 0409-655 550	Tel: 03-9273 4185 or 0417-379 170
Email: paul.edwards@anz.com	Email: higgins@anz.com

FINANCIAL HIGHLIGHTS

Net Profit

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	2,945	2,853	3%	5,798	5,254	10%
Other operating income	1,848	1,704	8%	3,552	3,391	5%
Operating income	4,793	4,557	5%	9,350	8,645	8%
Operating expenses	(2,315)	(2,200)	5%	(4,515)	(4,026)	12%
Profit before debt provision	2,478	2,357	5%	4,835	4,619	5%
Provision for doubtful debts	(296)	(284)	4%	(580)	(632)	-8%
Profit before income tax	2,182	2,073	5%	4,255	3,987	7%
Income tax expense	(637)	(597)	7%	(1,234)	(1,168)	6%
Outside equity interests	(2)	(1)	100%	(3)	(4)	-25%
Net profit attributable to shareholders of the Company	1,543	1,475	5%	3,018	2,815	7%

Significant items(1) and NBNZ incremental integration costs(2) in the profit and loss

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
Significant items	$M	$M	%	$M	$M	%
TrUEPrS
Swap income	—	—	n/a	—	110	-100%
Interest	—	—	n/a	—	2	-100%
Income tax expense	—	—	n/a	—	(28)	-100%
Cash dividends(3)	—	—	n/a	—	—	n/a
Gain on sale of NBNZ Life(1),(4)	14	—	n/a	14	—	n/a
Gain on finalising INGA completion accounts after tax(1),(4)	—	—	n/a	—	14	-100%
Total significant items	14	—	n/a	14	98	-86%
NBNZ incremental integration costs after tax(2),(5)	(35)	(17)	large	(52)	(14)	large
	(21)	(17)	24%	(38)	84	large

Profit excluding significant items(1) and NBNZ incremental integration costs(2) in the profit and loss

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	2,945	2,853	3%	5,798	5,252	10%
Other operating income	1,834	1,704	8%	3,538	3,267	8%
Operating income	4,779	4,557	5%	9,336	8,519	10%
Operating expenses	(2,262)	(2,175)	4%	(4,437)	(4,005)	11%
Profit before debt provision	2,517	2,382	6%	4,899	4,514	9%
Provision for doubtful debts	(296)	(284)	4%	(580)	(632)	-8%
Profit before income tax	2,221	2,098	6%	4,319	3,882	11%
Income tax expense	(655)	(605)	8%	(1,260)	(1,147)	10%
Outside equity interests	(2)	(1)	100%	(3)	(4)	-25%
Net profit excluding significant items and NBNZ incremental integration costs	1,564	1,492	5%	3,056	2,731	12%

(1)  In 2005 ANZ has classified $14 million after tax profit on the sale of NBNZ life businesses as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $84 million net profit after tax arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(2)  In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration (refer page 12)

(3)  Dividends on TrUEPrS preference shares treated as significant items (2005: $nil; 2004: $36 million) do not impact net profit, but do impact earnings per share

(4)  Tax on gain on INGA completion accounts: $nil. Tax on gain on sale of NBNZ Life: $nil

(5)  Tax on incremental NBNZ integration costs: $26 million (2004 full year: $7 million; Sept 2005 half: $18 million; Mar 2005 half: $8 million)

Earnings per share(1)

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Earnings per ordinary share (cents)
Earnings per ordinary share (basic)	82.0	78.8	4%	160.9	153.1	5%
Earnings per ordinary share (diluted)	80.4	76.9	5%	157.5	149.7	5%
Earnings per ordinary share (basic) excluding significant items(2) and NBNZ incremental integration costs(3)	83.2	79.8	4%	163.0	150.4	8%
Earnings per ordinary share (basic) excluding significant items(2) and NBNZ incremental integration costs(3) and goodwill amortisation	89.4	85.9	4%	175.2	161.1	9%

Net profit by business unit

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	528	485	9%	1,013	883	15%
Institutional	471	452	4%	923	857	8%
New Zealand Businesses	307	307	0%	614	513	20%
Corporate Australia	192	184	4%	376	341	10%
Esanda and UDC	82	77	6%	159	143	11%
Asia Pacific	47	48	-2%	95	111	-14%
Group Centre	(63)	(61)	3%	(124)	(117)	6%
Net profit (excl significant items(2) and NBNZ incremental integration costs(3))	1,564	1,492	5%	3,056	2,731	12%
Significant items(2) and NBNZ incremental integration costs(3)	(21)	(17)	24%	(38)	84	large
Net profit	1,543	1,475	5%	3,018	2,815	7%

Net profit by geography

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Australia(2)	1,108	1,051	5%	2,159	1,886	14%
New Zealand(2), (3), (4)	280	286	-2%	566	509	11%
Asia Pacific	100	84	19%	184	191	-4%
Other	76	71	7%	147	145	1%
Net profit excluding significant items(2) and NBNZ incremental integration costs(3)	1,564	1,492	5%	3,056	2,731	12%
Significant items(2) and NBNZ incremental integration costs(3)	(21)	(17)	24%	(38)	84	large
Net profit	1,543	1,475	5%	3,018	2,815	7%

(1)  Refer page 74 for details of calculation

(2)  In 2005 ANZ has classified $14 million after tax profit on the sale of NBNZ life businesses as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts, $84 million net profit after tax and $36 million dividends arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(3)  In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(4)  New Zealand includes only 10 months of NBNZ in 2004. Adjusted for this (refer page 28) year on year growth was 5%

Statement of Financial Position

	As at Sep 05	As at Mar 05	As at Sep 04	Movt Sep 05 v. Mar 05	Movt Sep 05 v. Sep 04
	$M	$M	$M	%	%
Assets
Liquid assets	11,600	8,855	6,363	31%	82%
Due from other financial institutions	6,348	6,428	4,781	-1%	33%
Trading and investment securities	13,226	12,853	13,224	3%	0%
Net loans and advances including acceptances	244,401	231,480	217,428	6%	12%
Other	17,610	18,233	17,549	-3%	0%
Total assets	293,185	277,849	259,345	6%	13%
Liabilities
Due to other financial institutions	12,027	10,056	7,349	20%	64%
Deposits and other borrowings	185,693	180,410	168,557	3%	10%
Liability for acceptances	13,449	12,922	12,466	4%	8%
Bonds and notes	39,073	32,321	27,602	21%	42%
Other	23,455	23,132	25,446	1%	-8%
Total liabilities	273,697	258,841	241,420	6%	13%
Total shareholders’ equity	19,488	19,008	17,925	3%	9%

Net loans and advances including acceptances by business unit

	As at Sep 05	As at Mar 05	As at Sep 04	Movt Sep 05 v. Mar 05	Movt Sep 05 v. Sep 04
	$M	$M	$M	%	%

Personal Banking Australia	104,119	97,807	91,207	6%	14%
Institutional	48,080	46,041	41,889	4%	15%
New Zealand Businesses	55,144	52,093	49,967	6%	10%
Corporate Australia	21,158	19,877	19,010	6%	11%
Esanda and UDC	14,280	13,813	13,588	3%	5%
Asia Pacific	1,806	1,644	1,557	10%	16%
Other(1)	(186)	205	210	large	large
Net loans and advances including acceptances	244,401	231,480	217,428	6%	12%

(1)  Includes Group Centre provision for doubtful debts balance

Deposits and other borrowings by business unit

	As at Sep 05	As at Mar 05	As at Sep 04	Movt Sep 05 v. Mar 05	Movt Sep 05 v. Sep 04
	$M	$M	$M	%	%

Personal Banking Australia	42,077	39,868	38,416	6%	10%
Institutional	29,663	29,775	26,984	0%	10%
New Zealand Businesses	46,078	46,470	43,003	-1%	7%
Corporate Australia	18,000	17,023	16,125	6%	12%
Esanda and UDC	12,907	12,167	11,857	6%	9%
Asia Pacific	5,602	5,305	5,123	6%	9%
Other	31,366	29,802	27,049	5%	16%
Deposits and other borrowings	185,693	180,410	168,557	3%	10%

Financial Ratios

	Half year Sep 05	Half year Mar 05	Full year Sep 05	Full year Sep 04
	$M	$M	$M	$M

EVATM(1)	985	926	1,911	1,750
Profitability ratios
Return on:
Average ordinary shareholders’ equity(2),(3)	17.4%	17.2%	17.3%	18.1%
Average ordinary shareholders’ equity(2),(3) (excluding significant items(4) and NBNZ incremental integration costs(5))	17.6%	17.4%	17.5%	17.8%
Average ordinary shareholders’ equity(2),(3) (excluding goodwill amortisation, notional goodwill, significant items(4) and NBNZ incremental integration costs(5))	18.9%	18.7%	18.8%	19.1%
Average assets	1.06%	1.10%	1.08%	1.16%
Average risk weighted assets	1.43%	1.46%	1.45%	1.54%
Total income(3)	13.6%	14.4%	14.0%	15.5%
Net interest average margin	2.30%	2.40%	2.35%	2.49%
Profit per average FTE ($)	50,574	50,426	100,997	102,933
Efficiency ratios(6)
Operating expenses(6) to operating income (excluding significant items(4) and NBNZ incremental integration costs(5))	45.4%	45.8%	45.6%	45.3%
Operating expenses(6) to operating income	46.4%	46.3%	46.4%	44.9%
Operating expenses(6) (excluding significant items(4) and NBNZ incremental integration costs(5)) to average assets	1.50%	1.55%	1.52%	1.59%
Operating expenses(6) to average assets	1.53%	1.57%	1.55%	1.60%
Debt provisioning
Economic loss provisioning ($M)	296	284	580	632
Net specific provisions ($M)	206	151	357	443
Ordinary share dividends (cents)
Interim - 100% franked (Mar 04: 100% franked)	n/a	51	51	47
Final - 100% franked (Sep 04: 100% franked)	59	n/a	59	54
Ordinary share dividend payout ratio(7)	71.9%	64.7%	68.4%	67.5%
Ordinary share dividend payout ratio(7) excluding goodwill, significant items(4) and NBNZ incremental integration costs(5)	66.0%	59.4%	62.8%	64.1%
Preference share dividend
Dividend paid ($M)	46	38	84	98

(1)  EVATM refers to Economic Value Added, a measure of shareholder value. See page 20 for a reconciliation of EVATM to reported net profit and a discussion of EVATM and an explanation of its usefulness as a performance measure

(2)  Average ordinary shareholders’ equity excludes outside equity interests

(3)  Excludes preference share dividend

(4)  In 2005 ANZ has classified $14 million after tax profit on the sale of NBNZ life businesses as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts, $84 million net profit after tax and $36 million dividends arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(5)  In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(6)  Operating expenses exclude goodwill amortisation

(7)  Dividend payout ratio is calculated using the proposed final dividend as at 30 September 2005 and the 31 March 2005, 30 September 2004 and 31 March 2004 dividends

	As at Sep 05	As at Mar 05	As at Sep 04	Movt Sep 05 v. Mar 05	Movt Sep 05 v. Sep 04
				%	%
Net Assets
Net tangible assets(1) per ordinary share ($)	8.05	7.69	7.51	5%	7%
Net tangible assets(1) attributable to ordinary shareholders ($M)	14,705	14,014	13,651	5%	8%
Total number of ordinary shares (M)	1,826.4	1,822.7	1,818.4	0%	0%

Capital adequacy ratio (%)
Tier 1	6.9%	7.0%	6.9%
Tier 2	3.9%	3.6%	4.0%
Total capital ratio	10.5%	10.3%	10.4%
Adjusted common equity ratio(2)	5.1%	5.1%	5.1%

Impaired assets
General provision ($M)	2,167	2,080	1,992	4%	9%
General provision as a % of risk weighted assets	0.99%	0.99%	1.01%	0%	-2%
Gross non-accrual loans ($M)	642	640	829	0%	-23%
Specific provisions on non-accrual loans(3) ($M)	(256)	(314)	(378)	-18%	-32%
Net non-accrual loans	386	326	451	18%	-14%
Specific provision(3) as a % of total non-accrual loans	39.9%	49.1%	45.6%	-19%	-13%
Gross non-accrual loans as % of net advances	0.26%	0.28%	0.38%	-7%	-32%
Net non-accrual loans as a % of net advances	0.16%	0.14%	0.21%	14%	-24%
Net non-accrual loans as a % of shareholders’ equity(4)	2.0%	1.7%	2.5%	18%	-20%

Other information
Full time equivalent staff (FTEs)	30,976	29,832	28,755	4%	8%
Assets per FTE ($M)	9.5	9.3	9.0	2%	6%
Market capitalisation of ordinary shares ($M)	43,834	37,584	34,586	17%	27%

(1)  Equals Shareholders’ equity less preference share capital, outside equity interest and unamortised goodwill

(2)  Adjusted common equity is calculated as Tier 1 capital less preference shares at current rates and deductions from total capital. This measure is commonly used to assess the adequacy of common equity held. See page 81 for a reconciliation to Tier 1 capital

(3)  Excludes specific provision on unproductive facilities

(4)  Includes outside equity interest

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RESULTS COMMENTARY

2005 result

Australia and New Zealand Banking Group Limited (ANZ, or the Group) recorded a profit after tax of $3,018 million for the year ended 30 September 2005, an increase of 7% over the September 2004 year.  After excluding significant items and National Bank of New Zealand (NBNZ) incremental integration costs referred to on page 12, profit increased 12% to $3,056 million.

Earnings per share

Basic earnings per share (EPS) increased 5.1% (7.8 cents) to 160.9 cents, whilst EPS excluding significant items and NBNZ incremental integration costs and goodwill amortisation increased 8.8% (14.1 cents) to 175.2 cents as a result of:

•      Profit growth (+19.0 cents).

•      The issuance of shares under the dividend reinvestment and bonus option plans and employee share option schemes net of shares bought back (-0.5 cents).

•      The issuance of shares under the 2 for 11 rights issue in November 2003 (-4.4 cents).  This was offset by increased profit following the acquisition of NBNZ, which was EPS accretive in its first year.  However, with integration largely complete, it is no longer possible to distinguish the contributions from the previous ANZ and NBNZ businesses in New Zealand.

Profit growth

Profit excluding significant items in Australia increased 14% with growth in Personal Banking Australia (15%), Corporate Australia (10%), Esanda (15%), and the Australian component of Institutional (8%).  The Group Centre result improved principally from the cessation of the Group Centre charge for doubtful debts.  Profit excluding significant items and NBNZ incremental integrations costs in New Zealand increased 11% due to a 4% appreciation in the average NZD exchange rate and a full 12 months contribution from the NBNZ businesses following acquisition.  Adjusting for these items, profit in New Zealand increased 1% with growth impacted by intense competition in the mortgage market and the decision to exit certain structured finance transactions.  Profit in Asia Pacific reduced 4%, impacted by lower earnings from PT Panin Bank and lower Treasury earnings in Singapore. Profit in the UK and US was flat reflecting reduced earnings associated with the sale of the London headquartered project finance business.

Profit drivers

Profit after tax increased 7% over the 2004 year, 12% after excluding significant items and NBNZ incremental integration costs, and 10% after also adjusting the 2004 year for an additional two months contribution from NBNZ.  Significant influences on the result include:

Net interest 10% Excl significant items* 10% Adjusted for NBNZ** 8%

Net interest income was driven by lending growth of 12%, particularly in Mortgages (14%), and deposit growth in Personal Banking Australia (10%) and Corporate Australia (12%). Volume growth was partly offset by a 14 basis point decline in margin. The investment of the proceeds from the December 2004 Euro hybrid issue increased net interest by $21 million ($14 million after tax) but is EPS neutral.

Other income 5% Excl significant items* 8% Adjusted for NBNZ** 7%

Other income growth was driven by volume from growth in fees, higher foreign exchange income, notably in the Pacific, and increased private equity earnings. These increases were offset by reduced profit on trading securities with a higher proportion of income booked as interest. Income from significant items reduced with the 2004 year including $110 million swap income on the redemption of TrUEPrS.

Operating expenses 12% Excl significant items* 11% Adjusted for NBNZ** 8%	Operating expense increases were driven by an 8% increase in staff numbers with investment in growth initiatives, an increased marketing spend and higher compliance costs.

Doubtful Debts 8% Excl significant items* 8% Adjusted for NBNZ** 10%	The reduction in provision for doubtful debts reflected the Group’s strengthening risk profile and a reduced Group Centre charge for offshore losses.

Income tax 6% Excl significant items* 10% Adjusted for NBNZ** 7%	The increase in tax expense is broadly in line with growth in profit before tax. The effective tax rate reduced slightly from 29.3% to 29.0%.

Exchange rates 1%

The appreciation of the AUD has resulted in a $30 million decrease in the contribution from earnings denominated in foreign currencies (net of a $40 million reduction in profit after tax on contracts put in place to hedge USD and NZD revenues).

*	Excludes significant and NBNZ incremental integration costs. Refer footnotes 1 & 2 on page 5 for an explanation
**	Excludes significant items and NBNZ incremental integration costs. 2004 adjusted for an additional two months contribution from NBNZ (refer page 28)

Asset quality

Asset quality continued to improve:

•      Net specific provisions reduced 19% to $357 million with the reduction principally in Institutional.  This represented a loss rate of 15 basis points compared to the ELP charge of 25 basis points.

•      Net non-accrual loans reduced 14% to $386 million with lower levels of new non-accrual loans and the realisation of two large power exposures in the US.

•      The ELP rate reduced 6 basis points over the year in line with the Group’s strengthening risk profile.  The Group Centre charge for offshore losses reduced by $41 million (2 basis points) and the ELP rate reduced in all business units over the September 2004 year reflecting lower risk.

Comparison with March 2005 half

The Group recorded a profit after tax of $1,543 million for the half year ended 30 September 2005, an increase of 5% over the March 2005 half.  Profit excluding significant items and NBNZ incremental integration costs increased 5% to $1,564 million.

Basic earnings per share increased 4.1% (3.2 cents) to 82.0 cents.  Earnings per share excluding significant items and NBNZ incremental integration costs and goodwill amortisation increased 4.1% (3.5 cents) to 89.4 cents.

Profit in Australia increased 5% driven by 9% growth in Personal Banking Australia and 4% growth in Corporate Australia.  Profit in New Zealand reduced 4%, or 2% after excluding significant items and NBNZ incremental integration costs, due largely to a 2% reduction in Institutional offsetting higher profit in UDC.  Profit in New Zealand businesses was flat.  Profit in the Asia Pacific geographies increased 19%, other geographies increased 7%.

Asset quality remained stable with gross non-accrual loans increasing only $2 million to $642 million and ELP remaining unchanged at 25 basis points.  Net specific provisions increased 36% from the low provisioning levels reported in the March half, with increases in Australia and New Zealand partly offset by recoveries overseas.

Significant items and NBNZ incremental integration costs

•      Significant items

Significant items in the profit and loss are those items that management believe do not form part of the core business and, as such, should be removed from profit when analysing the core business performance.  The following are considered significant items:

•      Sale of NBNZ Life (2005 year)

On 30 September 2005 ANZ National sold the NBNZ Life and Funds Management businesses into a joint venture with ING.  Profit after tax on sale of $14 million was recognised.  (Refer page 29 for further details)

•      INGA completion account profit (2004 year)

In 2004 ANZ finalised the completion accounts on the sale of ANZ Funds Management and insurance businesses to INGA.  This sale occurred in 2002.  The final settlement of this transaction resulted in a $14 million after tax profit.

•      TrUEPrS (2004 year)

During 2004 the Group bought back TrUEPrS, a hybrid Tier 1 instrument.  Previously deferred income that was earned on close out of interest rate swaps that had been hedging the TrUEPrS distributions was recognised in profit.  The impact of TrUEPrS, being the release of deferred swap income of $108 million before tax and $2 million other swap income, the $36 million periodic and final cash dividends paid to holders of TrUEPrS, and the funding benefit from holding TrUEPrS for part of the 2004 year, have been classified as significant items.

•      NBNZ incremental integration costs

Expenditure on the integration of ANZ National Bank includes both the reallocation of existing resources to integration and incremental integration costs.  Incremental costs are those costs that will not recur once integration is complete and thus do not form part of the core ongoing cost base.  During the 2005 year $52 million after tax (2004 full year: $14 million; Sep 2005 half: $35 million; Mar 2005: $17 million) or $78 million before tax (2004 full year: $21 million; Sep 2005 half: $53 million; Mar 2005 half: $25 million) of incremental integration costs were incurred.

Income and expenses

Net Interest

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
			%			%

Net interest income ($M)	2,945	2,853	3%	5,798	5,254	10%
Net interest average margin (%)	2.30	2.40	n/a	2.35	2.49	n/a
Average interest earning assets ($M)	256,604	239,959	7%	248,304	212,153	17%

•      2005 result

Net interest income at $5,798 million was 10% ($544 million) higher than the 2004 year with an additional two months from NBNZ contributing $137 million.

Volume

Average net loans and advances grew by $33.3 billion (18%) with growth attributable to Personal Banking Australia ($12.9 billion or 15% with $11.2 billion in Mortgages), Institutional Australia ($5.6 billion or 27%), Corporate Australia ($2.0 billion or 16%) and New Zealand ($12.6 billion or 26%) including exchange rate impacts from a stronger New Zealand dollar ($1.8 billion) and the first full year from NBNZ.  Average net loans and advances reduced by $0.7 billion (7%) in Overseas Markets as a result of the strategy to reduce higher risk exposures and the exchange rate impact of an appreciating Australian dollar ($0.3 billion).

Average deposits and other borrowings grew $21.0 billion (13%) with growth in Treasury ($4.4 billion) to fund asset growth, Personal Banking Australia ($3.7 billion or 10%), Institutional Australia ($3.0 billion or 18%), and Corporate Australia ($1.6 billion or 10%).  Average deposits and other borrowings increased in New Zealand ($9.0 billion or 20%), driven by Treasury ($2.6 billion) and exchange rate impacts ($1.7 billion).  Average deposits and other borrowings declined ($2.0 billion or 9%) in Overseas Markets, reflecting the substitution of offshore commercial paper issuance with domestic certificates of deposit, and a $0.9 billion reduction resulting from exchange rate movements.

Margin

Net interest average margin contracted by 14 basis points from the 2004 year:

•      Funding mix (-3 basis points)

Changes in the funding mix reduced the net interest margin by 3 basis points due to substitution of wholesale funding for customer deposits (3 basis points), with offsetting impacts from movements in customer deposit mix and an increase in net non-interest bearing interest items.

•      Asset mix (-3 basis points)

Movements in the composition of assets in the portfolio negatively impacted the net interest margin by 3 basis points.  This reflects growth in lower yielding Mortgage and Institutional assets (1 basis point) and declining proportions of higher yielding Asset Finance, Corporate and Structured Financing and Consumer Finance (3 basis points) lending, partly offset by a decline in liquid assets (-1 basis point).

•      Competition (-7 basis points)

Competitive pressures reduced margins by 7 basis points with this impact arising mainly in Mortgages (particularly in New Zealand), Institutional, Esanda and higher yielding customer deposits, plus migration of customers to lower yielding credit cards and New Zealand fixed rate mortgages (2 basis points).

•      Wholesale rates (nil)

Wholesale rate movements had offsetting impacts with less basis risk in variable rate mortgages and credit cards (1 basis point) and increased earnings from the investment of capital and rate insensitive deposits (3 basis points), offset by reduced Treasury mismatch earnings (4 basis points).

•      Other items (-1 basis point) include:

•      increased retail broker payments (-1 basis point)

•      reduced earnings from foreign exchange revenue hedging (-3 basis points)

•      lower funding costs associated with unrealised trading gains decreased as a result of movements in the AUD.  This increase (+1 basis point) is reflected in the net interest margin, however it is directly offset by an equivalent reduction in trading incom

•      reduced interest forgone on non-accrual loans (+1 basis point)

•      increased proportion of credit cards earning interest (+1 basis point)

•      Comparison with March 2005 half

Net interest increased $92 million (3%).

Volume

Average net loans and advances grew by $12.9 billion (6%) with growth in Australia attributable to Personal Banking Australia ($6.5 billion or 7% with Mortgages contributing $5.4 billion), Institutional ($2.3 billion) and Corporate Australia ($0.7 billion).  New Zealand’s average net loans and advances increased by $3.6 billion (6%) with minimal impacts from exchange rate movements.  Average net loans and advances reduced by $0.6 billion (6%) in Overseas Markets due to de-risking, with no significant impacts from movements in exchange rates.

Average deposits and other borrowings increased $6.5 billion (4%) from growth in Personal Banking Australia ($1.5 billion), Institutional ($2.7 billion) and Corporate Australia ($0.7 billion).  Average deposits and other borrowings increased $0.5 billion in New Zealand, and a further $0.8 billion in Overseas Markets.

Margin

Net interest average margin contracted by 10 basis points:

•      Asset mix (-2 basis points).

Lower proportions of higher yielding assets in Asset Finance and Corporate and Structured Financing reduced margin by 2 basis points.

•      Funding mix (-3 basis points).

Higher proportions of more expensive wholesale and customer liabilities (-2 basis points) within the portfolio and falling levels of net non-interest bearing interest items (-1 basis point) contributed to a decline in net interest margin.

•      Wholesale rates (+1 basis point)

Increased income on the investment of capital and rate insensitive deposits (+1 basis point), was partly offset by lower Treasury mismatch earnings.

Wholesale rate impacts from the funding of variable rate mortgages were unchanged during the half to September 2005 due to a relatively stable short end of the yield curve.

•      Competition (-4 basis points)

Competitive pressures reduced margins (-4 basis points) with this impact arising mainly in Mortgages (particularly in New Zealand) and Institutional lending with slight margin reductions in Corporate, Business Banking and Rural portfolios.  In addition customer migration to lower yielding credit cards and New Zealand fixed rate mortgages (-1 basis point) reduced the net interest margin (-1 basis point).

•      Other (-2 basis points)

•      Funding costs associated with unrealised trading gains increased as a result of movements in the AUD.  This decrease in interest income is reflected in the net interest margin, however it is directly offset by an equivalent increase in trading income.

Other Operating Income

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Other operating income
Total fee income	1,354	1,262	7%	2,616	2,421	8%
Foreign exchange earnings	233	221	5%	454	411	10%
Profit on trading instruments	94	40	large	134	151	-11%
Other	153	181	-15%	334	284	18%
Total other income excluding significant items	1,834	1,704	8%	3,538	3,267	8%
Significant items(1)	14	—	n/a	14	124	-89%
Total other income	1,848	1,704	8%	3,552	3,391	5%

(1)  Refer page 12

•      2005 result

Other operating income increased $161 million (5%) or $271 million (8%) after excluding significant items (refer page 12 for details), with an additional two months contribution from NBNZ in 2005 of $53 million (refer page 28 for details).  The following explanations exclude significant items:

•      Fee income increased $195 million (8%) including $37 million from the additional two months contribution from NBNZ.

•      Lending fee income increased $41 million (4%):

•      The additional two months contribution from NBNZ was $10 million.

•      Personal Banking Australia increased $12 million (7%) with volume related increases in Consumer Finance and increased package registration and honour fees in Banking Products.

•      Corporate Australia increased $13 million (6%) driven by increased lending volumes.

•      Asia Pacific increased $4 million (20%) due to increases in loan approval fees in Kiribati, Fiji and Tonga as a result of lending growth.

•      Esanda and UDC increased $2 million (5%) due primarily to the full year impact of changes in the fee structure for business lending made in February 2004.

•      Institutional decreased $3 million (1%) with a $7 million reduction in Client Relationship Group due to lower commercial bill fee income as a result of lower volumes and bill margins, offset by a $3 million increase in Trade and Transaction Services from expansion in trade business and a $3 million increase in structured debt fees in Corporate and Structured Financing.

•      Non-lending fee income increased $154 million (11%):

•      The additional two months contribution from NBNZ was $27 million.

•      Personal Banking Australia increased $70 million (12%) with a $31 million (8%) increase in Consumer Finance driven by volume growth, a rise in cross sell initiatives and higher Bpay revenue.  Wealth Management increased $21 million (29%) as a result of increased income generated by financial planners.  Banking Products increased $16 million (14%) driven by an uplift in account service and transaction fees with growth in the number of transaction accounts.

•      Institutional increased $24 million (7%).  Corporate and Structured Financing increased $18 million (17%) due to strong performances across Debt Capital Markets, Capital Solutions and advisory fees and Trade and Transaction Services increased $9 million (5%) reflecting growth in the custody business.

•      New Zealand increased $15 million after adjusting for the additional two months contribution from NBNZ ($27 million) mainly as a result of the appreciation in the NZD.

•      Esanda and UDC grew $12 million (27%) with an emphasis on generating revenue through the provision of value-added fleet management services and higher predetermination fees from improved collection rates.

Movements in exchange rates over 2004 increased fee income growth by $10 million.

•      Foreign exchange earnings increased $43 million (10%) with an additional two months contribution from NBNZ ($11 million).  Markets increases were primarily driven by offshore sites, particularly in the Pacific where tourism and increased trade benefited PNG and Fiji.  Trade and Transaction Services increases were as a result of new revenue channels in Melbourne and Brisbane for international payments as well as improved volumes and spreads.

•      Profit on trading instruments decreased $17 million (11%) with a higher proportion of income booked as interest and a higher cost of the hedge of capital investment earnings in INGA ($12 million) reflecting stronger equity markets in 2005.  This is offset in higher equity accounted income from INGA which is reported in other operating income.  The additional two months contribution from NBNZ was $2 million.

•      Other operating income increased $50 million (18%) including the additional two months contribution from NBNZ ($3 million).

•      Institutional increased $19 million with Corporate and Structuring Financing increasing $15 million due to improved private equity and infrastructure trust earnings and Markets making a $10 million gain on sale of Sydney Futures Exchange shares in 2005, offset by an $11 million reduction in Client Relationship Group due to finalisation of the sale of development properties in 2004.

•      Personal Banking Australia increased $18 million (14%) with Consumer Finance increasing $7 million largely from profit sharing arrangement with Diners, Banking Products increasing $3 million due to strong equity accounted earnings from E*Trade, and Wealth Management increasing $9 million due to increased equity accounted profit from INGA reflecting stronger equity markets, growth in funds under management, a favourable claims experience and increased insurance sales through the ANZ network.

•      Esanda and UDC increased $4 million mainly due to the $7 million impact of aligning the revenue recognition on leases in the New Zealand fleet business with Group accounting policies.

•      Corporate Australia increased $3 million due to earnings from private equity investments reflecting the success of the “Wall St to Main St” strategy.

•      Asia Pacific reduced $6 million as a result of lower equity accounted income from PT Panin Bank with lower provision adjustments included in equity accounted earnings ($15 million) and a $11 million withholding tax credit in 2004 partly offset by an improved core business performance.

•      Movements in exchange rates increased total other income by $13 million.

•      Comparison with March 2005 half

Other operating income increased $144 million (8%) or $130 million (8%) after excluding significant items (refer page 12 for details).  The following explanations exclude significant items:

•      Fee income increased $92 million (7%).

•      Lending fee income increased $27 million (5%) principally in Institutional with a $18 million increase in Corporate and Structured Financing from increased project financing fees and a $5 million increase in Personal Banking Australia as a result of a $3 million increase in Mortgages due to balance sheet growth.

•      Non-lending fee income increased $65 million (9%):

•      Personal Banking Australia increased $29 million (9%), of which $17 million in Consumer Finance was driven by volume growth, seasonal timing of fee income and cross sell initiatives.  Wealth Management increased $5 million due to seasonality arising from the financial year end and an increase in income generated by financial planners.  Banking Products increased $4 million driven by increased account and transaction numbers.

•      Institutional increased $20 million (12%) with Trade and Transaction Services increasing $9 million (9%) reflecting an increase in structured trade deals and growth in the custody business.  Corporate and Structured Financing increased $7 million (12%) due largely to increased advisory fees.

•      New Zealand increased $7 million (4%) driven by the seasonality of annual account fees.

•      Corporate Australia increased $3 million (9%), which included an increase in advisory fees.

•      Foreign exchange earnings increased $12 million (5%) primarily driven by offshore sites particularly in Fiji and PNG which experienced a good coffee season and increased mining exports.

•      Profit on trading instruments increased $54 million due largely to a lower proportion of revenue being booked as interest due to higher funding costs associated with unrealised trading gains ($38 million).  Total income in Markets increased $11 million.

•      Other operating income decreased $28 million (15%):

•      Institutional decreased $20 million.  Corporate and Structured Financing decreased $14 million due to lower private equity and infrastructure trust earnings as well as the $4 million profit on sale of the London headquartered project finance business in the first half of 2005.  Markets decreased $9 million following a $10 million gain on sale of Sydney Futures Exchange shares in the March 2005 half.

•      The Group Centre decreased $14 million including lower capital investment earnings from INGA, reflecting the impact of capital repatriations during the year.

•      Asia Pacific reduced $5 million as a result of lower equity accounted income from PT Panin Bank being partially offset by a solid core business performance.

•      Esanda and UDC increased $3 million mainly due to the impact of aligning the revenue recognition in New Zealand FleetPartners with Group policies.

•      The impact of movement in exchange rates on other operating income was immaterial.

Expenses

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Operating expenses
Personnel expenses	1,246	1,167	7%	2,413	2,122	14%
Premises expenses	197	193	2%	390	353	10%
Computer expenses	281	260	8%	541	552	-2%
Goodwill amortisation	90	89	1%	179	146	23%
Other expenses	426	439	-3%	865	772	12%
Restructuring costs	22	27	-19%	49	60	-18%
NBNZ incremental integration costs(1)	53	25	large	78	21	large
Total operating expenses	2,315	2,200	5%	4,515	4,026	12%
Total employees	30,976	29,832	4%	30,976	28,755	8%

(1)  These costs are personnel costs of $36 million (2004 full year: $9 million; Sep 2005 half: $23 million; Mar 2005 half: $13 million), computers costs of $17 million (2004 full year: $1 million; Sep 2005 half: $15 million; Mar 2005 half: $2 million), and other costs of $25 million (2004 full year: $11 million; Sep 2005 half: $15 million; Mar 2005 half: $10 million). Refer page 12 for details

•      2005 result

Operating expenses increased $489 million (12%) over the 2004 year partly due to the inclusion of a full twelve month contribution from NBNZ ($111 million including additional goodwill amortisation.  Refer page 28) and increased NBNZ incremental integration costs of $57 million.

•      Personnel expenses increased $291 million (14%) partly due to the additional two months contribution from NBNZ ($50 million).  Adjusting for this, personnel costs increased $241 million (11%) as a result of annual salary increases together with a 2,221 (8%) increase in staff, mainly in the following business units:

•      Personal Banking Australia staff numbers increased by 8%.  Consumer Finance increased by 19% to deal with increased volumes and cross sell activity and higher card acquisition activity, including white labelled card initiatives.  Retail Banking increased by 6% due to 15 new branch openings, forward hire for a further 6 new branch openings in early 2006 and higher staff levels to cover increasing network volumes.  Regional Commercial and Agribusiness Products increased 5% to support the “take a fresh look” campaign.

•      New Zealand Businesses increased by 6% due to the “ANZ Turnaround” program including increases in branch network staffing levels, a rise in Corporate Banking to support business growth and increases in support staff driven largely by information technology staff with the transition of systems to New Zealand.

•      Group Centre staff numbers were up 10% with Operations, Technology and Shared Services increasing 6% due to technology project-related activity in India.

•      Asia Pacific staff numbers were up 11% due mainly to the formation of the ANZ Royal Bank joint venture in Cambodia, an increase in staffing in Amerika Samoa Bank and rural banking initiatives in Fiji.

•      Corporate Australia increased 10% driven by a significant investment in frontline staff in Small Business Banking and continued investment in Corporate and Business Banking.

•      Institutional increased 6% due to a 21% increase in Trade and Transaction Services reflecting business expansion particularly in the Trade Finance and Custodian Service businesses.

•      Premises costs increased $37 million (10%) with the additional two months contribution from NBNZ ($7 million).  The increase was largely in rental expense reflecting additional space requirements, new ATMs, market increases and the sale and lease back of certain properties. There was also a rise in the cost of security services.

•      Computer costs decreased $11 million (2%) despite the additional two months contribution from NBNZ ($9 million).  The reduction was mainly in Personal Banking Australia, down $19 million due to lower merchant acquiring line costs, certain branch banking software now being fully amortised and a higher level of project related technology spend in 2004.

•      Goodwill amortisation increased $33 million mainly as a result of the additional two months NBNZ goodwill amortisation.

•      Other expenses increased $93 million (12%) with the additional two months contribution from NBNZ ($18 million).  Adjusting for this other expenses increased $75 million:

•      Advertising spend increased $31 million including expenditure on the “ANZ NOW” and “ANZ Bank of the Year” advertising campaigns.

•      Travel expenses increased $24 million with Operations, Technology and Shared Services increasing $7 million which included increased travel to Indian based technology operations and smaller increases spread across most business units.

•      Non-lending losses increased $13 million mainly as a result of cheque conversion losses.

•      Restructuring costs reduced $11 million.  The 2005 year included a $20 million write-down in the value of the Sales and Service Platform (SSP) in the branch network.  The 2004 year included the write-down of hardware and software being developed for ATMs ($8 million).

•      NBNZ incremental integration costs increased $57 million.  Refer page 28 for details on integration.

•      Movements in exchange rates increased cost growth by $31 million.

•      Comparison with March 2005 half

Operating expenses increased $115 million (5%) or $87 million (4%) excluding NBNZ incremental integration costs.

•      Personnel costs were up $79 million (7%) due to annual salary increases and a 4% increase in staff numbers mainly in the following business units:

•      Personal Banking Australia increased 4%.  Consumer Finance increased by 5% to deal with increased volumes and cross sell activity and higher card acquisition activity, including white labelled card initiatives.  Other (including Retail banking) increased 4% due to new branch openings, forward hire for a further 6 new branch openings in early first half 2006 and higher staff levels to cover increasing network volumes.

•      Institutional numbers were 6% higher due to a 12% increase in Trade and Transaction Services reflecting business expansion particularly in the Trade Finance and Custodian Services businesses.

•      Asia Pacific increased 8% due mainly to the formation of the ANZ Royal Bank joint venture in Cambodia.

•      Group Centre increased 6% with an additional 4% staff in Operations, Technology and Shared Services, largely due to technology project related activity.

•      New Zealand Businesses increased by 2% due to “ANZ Turnaround” program and increases in support staff driven largely by information technology staff with the transition of systems to New Zealand.

•      Premises costs increased $4 million (2%) with a $3 million increase in rental expense reflecting additional space requirements.

•      Computer costs increased $21 million (8%).  The increase was mainly due to a $18 million rise in Operations, Technology and Shared Services due to increased use of computer contractors for the New Zealand business system integration and a higher level of project-related technology spend.

•      Other expenses were $13 million (3%) lower as a result of a reduced charge for non-lending losses ($18 million) as the first half included a charge for cheque conversion losses.  Increased travel costs of $14 million were offset by reductions in other expense categories.

•      The impact of movements in exchange rates on operating expenses was immaterial.

Income Tax Expense

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%

Total income tax expense on profit	637	597	7%	1,234	1,168	6%
Effective tax rate	29.2%	28.8%		29.0%	29.3%

•      2005 result

The Group’s income tax expense increased by $66 million to $1,234 million resulting in an effective tax rate of 29.0%, a decrease of 0.3% from the September 2004 year.  This decrease reflects the net effect of several small items including the non-taxability of profit on sale of the NBNZ Life and Funds Management businesses and the Sydney Futures Exchange shares and higher earnings in lower tax rate jurisdictions.  This has been partly offset by higher goodwill amortisation due to a full year contribution from NBNZ and the lower tax benefit due to the run off of certain New Zealand structured financing transactions.

•      Comparison with March 2005 half

The Group’s effective tax rate for the half year ended 30 September 2005 increased 0.4% from March 2005 to 29.2%.  The effective tax rate increased due to lower equity accounted earnings from INGA and lower tax benefit due to the run off of certain New Zealand structured financing transactions in the September half.  The March half included the tax deduction for the employee share issue and the non-taxable profit on sale of Sydney Futures Exchange shares, whilst the September half included non-taxable profit on the sale of the NBNZ Life and Funds Management businesses.

Earnings per share

EPS excluding goodwill, significant items and NBNZ incremental integration costs for the Group increased to 175.2 cents, up 8.8% or 14.1 cents on the 2004 year and increased 4.1% or 3.5 cents on the March 2005 half.

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Earnings per share
Basic	82.0	78.8	4%	160.9	153.1	5%
Basic (excluding goodwill, significant items(1) and NBNZ incremental integration costs(2))	89.4	85.9	4%	175.2	161.1	9%
Diluted(3)	80.4	76.9	5%	157.5	149.7	5%

(1)  In 2005 ANZ has classified the $14 million profit after tax relating to the gain on sale of the NBNZ Life business as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts, $84 million profit after tax and $36 million dividends arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(2)  In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration (refer page 12)

(3)  The US Stapled Trust securities issued on 27 November 2003 mandatorily convert to ordinary shares in 2053 unless redeemed or bought back prior to that date. The US Stapled Trust Security issue can be de-stapled and the investor left with coupon paying preference shares at ANZ’s discretion at any time, or at the investor’s discretion under certain circumstances. AASB 1027 requires that potential ordinary shares for which conversion to ordinary share capital is mandatory must be included in the calculation of diluted EPS. The inclusion of this issue in EPS increased the diluted number of shares by 60.1 million and reduced diluted EPS by 2.5 cents

Dividends

	Half year Sep 05	Half year Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	$M	$M	%
Dividend per ordinary share (cents)
Interim (fully franked)	n/a	51	51	47	9%
Final (fully franked)	59	n/a	59	54	9%

Ordinary share dividend payout ratio (%)	71.9%	64.7%	68.4%	67.5%
Dividend payout ratio excluding goodwill, significant items(1) and NBNZ incremental integration costs(2) (%)	66.0%	59.4%	62.8%	64.1%

(1) & (2) Refer above

The Directors propose that a final dividend of 59 cents be paid on each ordinary share, up 5 cents (9.3%) on the 2004 final dividend in line with the growth in EPS excluding goodwill, significant items and NBNZ incremental integration costs.  The proposed dividend will be fully franked.  The proposed annual dividend of 110 cents is up 8.9% from 2004.

The Group has a dividend reinvestment plan and a bonus option plan. Participation in these plans is limited to 50,000 shares in each plan.  Election notices for these plans must be received by 5.00 pm on the record date, namely, 14 November 2005.  It is proposed that the final dividend will be payable on 16 December 2005.  Dividends payable to shareholders with a registered address in the United Kingdom, Channel Islands, The Isle of Man and New Zealand will be converted to their local currency at ANZ’s daily forward exchange rate at the close of business on the record date for value on the payment date.

The change in the geographic mix of the Group’s earnings following the acquisition of NBNZ further limits the Group’s franking capacity.  However, the Group expects current timing differences will generate future franking credits and therefore the Group expects it will be able to maintain full franking for the foreseeable future.  In addition, amendments to New Zealand thin capitalisation rules from July 2005 required some internal debt funding to that country to be replaced with equity funding.  The franking impact will be limited by redirecting United Kingdom capital to New Zealand.

EVA Reconciliation

One measure of shareholder value is EVATM (Economic Value Added) growth relative to prior periods.  EVATM for the year ended 30 September 2005 at $1,911 million was up $161 million from $1,750 million in 2004.  EVA for the September 2005 half was $985 million, up $59 million from $926 million in the March 2005 half.

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
EVATM
Net profit after tax	1,543	1,475	5%	3,018	2,815	7%
Goodwill amortisation - NBNZ	81	81	0%	162	129	26%
Goodwill amortisation (excluding NBNZ)(1)	32	30	7%	62	60	3%
Significant items(2) and NBNZ incremental integration costs(3)	21	17	24%	38	(84)	large
Imputation credits	302	281	7%	583	540	8%
Risk adjusted profit	1,979	1,884	5%	3,863	3,460	12%
Cost of ordinary capital	(948)	(920)	3%	(1,868)	(1,648)	13%
Cost of preference share capital	(46)	(38)	21%	(84)	(62)	35%
EVATM	985	926	6%	1,911	1,750	9%

(1)  Includes notional amortisation of goodwill relating to INGA (refer footnote 1 on page 30)

(2)  In 2005 ANZ has classified $14 million profit after tax relating to the gain on sale of the NBNZ Life and Funds Management businesses as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts, $84 million net profit after tax and $36 million dividends arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(3)  In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

EVATM is a measure of risk adjusted accounting profit.  It is based on operating profit after tax, adjusted for significant items, goodwill amortisation, the cost of capital, and imputation credits (measured at 70% of Australian tax).  Of these, the major component is the cost of capital, which is calculated on the risk adjusted or economic capital at a rate of 11%.  At the Group level, total capital is used so the cost of capital reflects the full resources provided by shareholders.

At ANZ, economic capital is equity allocated according to a business unit’s inherent risk profile.  It is allocated for several risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk, trading risk and other risk.  The methodology used to allocate capital to business units for risk is designed to help drive appropriate risk management and business strategies.

At ANZ, EVATM is a key measure for evaluating business unit performance and correspondingly is a key factor in determining the variable component of remuneration packages.  Business unit results are equity standardised by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted or economic capital.

Credit Risk

Economic loss provisions (ELP)

The Group economic loss provision charge (ELP) was $580 million, a decrease of $52 million (8%) over the September 2004 year.  This improvement continues to reflect strong underlying credit quality and the cessation of the Group centre charge for offshore losses (September 2004: $41 million).

The ELP rate decreased 6 basis points over the year in line with the Group’s strengthening risk profile, including strong growth in secured Mortgages products with the ELP rate reducing in all business units over the year.  Methodologies relating to NBNZ lending were also refined during 2005.

	% of Group Net Advances	Half year Sep 05	Half year Mar 05	Full year Sep 05	Full year Sep 04
ELP rates by segment(1)
Personal Banking Australia	42%	0.21%	0.20%	0.20%	0.21%
Institutional	20%	0.28%	0.30%	0.29%	0.37%
New Zealand Businesses	22%	0.17%	0.18%	0.17%	0.24%
Corporate Australia	9%	0.33%	0.33%	0.33%	0.34%
Esanda and UDC	6%	0.44%	0.44%	0.44%	0.51%
Asia Pacific	1%	1.37%	1.39%	1.38%	1.60%
Operating segments total	100%	0.25%	0.25%	0.25%	0.29%
Group Centre	0%	0.00%	0.00%	0.00%	0.02%
Total	100%	0.25%	0.25%	0.25%	0.31%
ELP charge ($million)		296	284	580	632

(1)  ELP rate = Annualised economic loss provisioning divided by average net lending assets

Net specific provisions

Net specific provisions were $357 million, down $86 million from the year to September 2004.  This reduction is a factor of lower large single name losses, coupled with low default levels and strong recoveries, as expected at such a strong point in the credit cycle.  This result follows a sustained period of de-risking, predominantly in our domestic and offshore Institutional portfolios.  The increase in New Zealand was due to exposure to two medium-sized corporate accounts and a few smaller exposures impacted by the significant downturn in the apple and pear export industry.

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Net specific provisions
Personal Banking Australia	86	60	43%	146	137	7%
Institutional	(18)	1	large	(17)	166	large
New Zealand Businesses	65	26	large	91	36	large
Corporate Australia	18	23	-22%	41	43	-5%
Esanda and UDC	48	24	100%	72	47	53%
Asia Pacific	7	17	-59%	24	14	71%
Total net specific provisions	206	151	36%	357	443	-19%

General provision balance

The general provision balance at 30 September 2005 was $2,167 million (0.99% of risk weighted assets), an increase of $175 million from $1,992 million (1.01% of risk weighted assets) at 30 September 2004.  This represents a surplus of $525 million over the APRA minimum guideline.

Gross non-accrual loans

Gross non-accrual loans decreased to $642 million, down from $829 million as at 30 September 2004.  This was assisted by strong credit quality, favourable economic conditions and fewer large single name defaults.  Over the year several large non-performing exposures were finalised, including many of the Power and Telecommunications legacy accounts.  The adverse movement in New Zealand was due to exposure to two medium-sized corporate accounts and a few smaller exposures impacted by the significant downturn in the apple and pear export industry.

The default rate (new non accruals/average gross lending assets) has reduced by 12 basis points since September 2004 to 41 basis points.  This improvement is largely the result of lower new non-accrual loans in the Institutional business.

	As at Sep 05	As at Mar 05	As at Sep 04	Movt Sep 05 v. Mar 05	Movt Sep 05 v. Sep 04
	$M	$M	$M	%	%
Gross non-accrual loans
Personal Banking Australia	48	37	40	30%	20%
Institutional	233	287	479	-19%	-51%
New Zealand Businesses	162	81	86	100%	88%
Corporate Australia	85	120	112	-29%	-24%
Esanda and UDC	78	78	73	0%	7%
Asia Pacific	36	37	39	-3%	-8%
Total gross non-accrual loans	642	640	829	0%	-23%

Net non-accrual loans

Net non-accruals are $386 million (Sep 2004: $451 million) representing 2.0% of shareholders’ equity as at September 2005 (Sep 2004: 2.5%).  The Group has a specific provision coverage ratio of 40%.

	As at Sep 05	As at Mar 05	As at Sep 04	Movt Sep 05 v. Mar 05	Movt Sep 05 v. Sep 04
	$M	$M	$M	%	%
Net non-accrual loans
Personal Banking Australia	20	15	17	33%	18%
Institutional	169	169	299	0%	-43%
New Zealand Businesses	96	28	30	large	large
Corporate Australia	40	56	51	-29%	-22%
Esanda and UDC	39	43	37	-9%	5%
Asia Pacific	22	15	17	47%	29%
Total net non-accrual loans	386	326	451	18%	-14%
Specific provision coverage	40%	49%	46%	-18%	-13%

Market Risk

Below are aggregate Value at Risk (VaR) exposures at 97.5% and 99% confidence levels covering both physical and derivatives trading positions for the Bank’s principal trading centres.  Figures are converted from USD at closing exchange rates.

97.5% confidence level 1 day holding period

	As at Sep 05	High for period Sep 05(1)	Low for period Sep 05(1)	Ave for period Sep 05(1)	As at Sep 04	High for period Sep 04(1)	Low for period Sep 04(1)	Ave for period Sep 04(1)
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 97.5% confidence
Foreign exchange	0.8	1.7	0.3	0.8	0.5	1.9	0.3	0.7
Interest rate	1.3	2.2	0.2	0.9	1.0	1.6	0.2	0.6
Credit Spread	0.8	1.5	0.2	0.8	0.5	1.0	0.3	0.6
Diversification benefit	(1.2)	n/a	n/a	(0.9)	(0.7)	n/a	n/a	(0.5)
Total VaR	1.7	3.0	0.8	1.6	1.3	2.5	0.8	1.4

99% confidence level 1 day holding period

	As at Sep 05	High for period Sep 05(1)	Low for period Sep 05(1)	Ave for period Sep 05(1)	As at Sep 04	High for period Sep 04(1)	Low for period Sep 04(1)	Ave for period Sep 04(1)
	$M	$M	$M	$M	$M	$M	$M	$M
Value at risk at 99% confidence
Foreign exchange	0.9	2.1	0.4	1.1	0.9	2.8	0.4	1.0
Interest rate	1.7	2.8	0.2	1.2	0.8	2.0	0.1	0.7
Credit Spread	1.4	2.4	0.4	1.2	1.0	1.5	0.5	0.8
Diversification benefit	(1.8)	n/a	n/a	(1.3)	(0.9)	n/a	n/a	(0.6)
Total VaR	2.2	4.0	1.0	2.2	1.8	3.4	1.0	1.9

(1)  Numbers are based on full year period

The table below shows all outstanding revenue hedges, interest income earned and fair value of these hedges.

Revenue related hedges

	30 September 2005			30 September 2004
	Notional	Amount taken to	Unrealised	Notional	Amount taken to	Unrealised
	Principal Amount	Income	Gains/(Losses)	Principal Amount	Income	Gains/(Losses)
	$M	$M	$M	$M	$M	$M
USD Revenue Hedges	—	15	—	36	31	14
NZD Revenue Hedges	3,957	(27)	41	3,450	14	(58)
Total	3,957	(12)	41	3,486	45	(44)

The Group uses a variety of derivative instruments to hedge against the adverse impact on future offshore revenue streams from exchange rate movements.  As at 30 September 2005 ANZ had $4.0 billion (Mar 2005: $3.9 billion; Sep 2004: $3.5 billion) hedge contracts in place.

Movements in average exchange rates resulted in a reduction of $30 million (1%) in the Group’s profit after tax (net of profit and loss on revenue hedges).  Earnings from revenue hedges reduced by $57 million (before tax) from 2004.  Hedge revenue is booked in the Group Centre as interest income.

Statement of Financial Position

Total assets increased by $33.8 billion (13%) since 30 September 2004 to $293.2 billion.  Exchange rate movements accounted for a net reduction of $3.1 billion consisting of a reduction of $1.9 billion in New Zealand and $1.2 billion in Overseas Markets.  Excluding the impact of exchange rate movements, total assets increased $25.0 billion (15%) in Australia, $10.6 billion (16%) in New Zealand and $1.3 billion (7%) in Overseas Markets.

The explanations in the table below describe movements in the major asset classes.

Liquid assets 82% Excl Exchange Rates 89%

Liquid assets increased by $5.2 billion (82%) to $11.6 billion at 30 September 2005.

Australia increased $1.9 billion due largely to an increase in customer-related repo activity and overnight lending in Institutional. New Zealand increased $1.7 billion as a result of larger holdings of bank certificates of deposit for liquidity purposes. Overseas Markets increased $1.6 billion due to increased trade bills and letters of credit volumes.

Due from other financial institutions 33% Excl Exchange Rates 37%

Due from other financial institutions increased by $1.6 billion (33%) to $6.3 billion at 30 September 2005 due largely to increase in volume of bank overdrafts, securities borrowing volumes in Trade and Transaction Services Australia and interbank lending in New Zealand and the United Kingdom.

Trading securities 15% Excl Exchange Rates 15%

Trading securities volumes increased $0.8 billion (15%) to $6.3 billion at 30 September 2005 due largely to more active trading in Institutional Australia ($1.4 billion) partly offset by reduced holdings in Treasury ($0.8 billion) with changes in the composition of the liquidity portfolio.

Investment securities 10% Excl Exchange Rates 8%

Investment security volumes decreased $0.8 billion to $6.9 billion at 30 September 2005 due to changes in the composition of the liquidity portfolio and reduced holdings related to discontinued structured finance activities in New Zealand ($0.5 billion).

Net loans and advances 13% Excl Exchange Rates 14%

Net loans and advances increased 13% ($26.0 billion) since September 2004. Excluding the impact of exchange rate movements, the increase was 14% ($28.2 billion).

Growth in Australia of 15% ($21.1 billion) was largely the result of increases in the following businesses:

•      Personal Banking Australia (14% or $12.8 billion), predominantly in Mortgages ($10.8 billion) as a result of growth in housing loans. Consumer Finance increased $1.1 billion reflecting the success of the low rate MasterCard product. Regional Commercial and Agribusiness Products grew $0.7 billion and Banking Products grew $0.2 billion.

•      Institutional Australia (24% or $5.4 billion) largely in Client Relationship Group ($4.0 billion) driven by increased demand for funding of mergers and acquisition activity. Growth of $0.8 billion in Corporate and Structured Financing was due mainly to increased project finance activity, and higher volumes in Trade and Transaction Services ($0.7 billion) were as a result of growth in overdrafts.

•      Corporate Australia (14% or $1.9 billion) largely in Business Banking ($1.1 billion) driven by continued investment in frontline staff and process simplification, the industry specialisation approach to customers and a competitive customer service proposition.

• Esanda (9% or $1.0 billion) driven by new business writings, particularly in the Commercial Asset Finance and Broker channels.

New Zealand grew by $6.2 billion (11%). Excluding the impact of exchange rates, growth was $7.8 billion, or 14%, with increases in NBNZ Retail ($2.6 billion), ANZ Retail ($1.4 billion), Institutional ($1.9 billion) and Corporate Banking ($1.4 billion).

Overseas Markets declined by $1.3 billion largely due to the sale of the London headquartered project finance business and the impact of exchange rate movements ($0.7 billion).

Customer’s liability for acceptance 8% Excl Exchange Rates 8%

Customer’s liability for acceptance increased by $1.0 billion to $13.4 billion at 30 September 2005 with growth predominantly in Institutional Australia ($0.5 billion) and Corporate Banking ($0.3 billion).

Other assets 8% Excl Exchange Rates 9%	Other assets increased $0.7 billion (8%) to $9.9 billion as at 30 September 2005 due mainly to increase in trade dated asset volumes.

Shares in associates and joint venture entities 4%

The $0.1 billion reduction is due to $245 million capital repatriation from INGA, partly offset by equity accounted earnings retained in associates and the establishment of the new joint venture with ING in New Zealand.

Total liabilities increased by $32.3 billion (13%) from 30 September 2004.  Exchange rate movements accounted for a net reduction of $3.3 billion consisting of a $1.6 billion reduction in New Zealand and a $1.7 billion reduction in Overseas Markets.

The explanations in the table below describe movements in the major liability classes.

Due to other financial institutions 64%	Due to other financial institutions increased $4.7 billion (64%) to $12.0 billion at 30 September 2005.
Excl Exchange Rates 71%

Volumes in Australia increased $2.0 billion. The increase was mainly in Institutional notably in Markets ($1.2 billion) with increased interbank repo activity and increased Clearing Services volumes in Trade and Transaction Services ($0.8 billion).

Excluding exchange rate movements New Zealand increased $1.5 billion largely in Structured Finance, and Overseas Markets increased $1.4 billion largely in the United Kingdom with reduced Certificate of Deposit and Term Deposit issuance in Treasury.

Deposits and other borrowings 10% Excl Exchange Rates 12%

Deposits and other borrowings increased $17.1 billion (10%) to $185.7 billion at 30 September 2005. Exchange rate movements reduced deposits and other borrowings by $2.7 billion with a $1.4 billion reduction in New Zealand and a $1.3 billion reduction in Overseas Markets. Excluding exchange rate movements:

Australia increased $16.1 billion (17%) largely as a result of increases in the following businesses:

• Treasury funding increased $7.4 billion with higher certificates of deposit volumes to meet the Group’s increased short term funding requirements.

• Personal Banking Australia increased $3.7 billion due to high yielding term deposit and cash management account products.

• Institutional increased $2.0 billion largely due to several corporate deposits in Trade and Transaction Services.

• Corporate Australia increased $1.9 billion.

• Esanda increased $1.1 billion.

New Zealand increased $4.7 billion, largely in Treasury ($2.1 billion) with an increase in commercial paper and certificate of deposit issuance to help fund the growing New Zealand balance sheet. Deposits grew in ANZ Retail and NBNZ Retail by $1.7 billion.

Overseas Markets decreased $0.9 billion, with Americas decreasing $1.4 billion, UK & Europe decreasing $0.5 billion and Asia/Pacific increasing $1.1 billion. Reduced funding resulting from the Euro Hybrid issue has been partly offset by additional funding requirement given increased asset volumes.

Payables and other liabilities 18% Excl Exchange Rates 17%

Payables and other liabilities decreased $2.6 billion (18%) to $11.6 billion at 30 September 2005 with a reduction in securities lending volumes and lower unrealised losses on revaluation of derivative instruments.

Bonds and Notes 42% Excl Exchange Rates 48%

Bonds and notes increased $11.5 billion (42%) to $39.1 billion at 30 September 2005. Excluding exchange rate movements, bonds and notes increased by $13.3 billion (48%) in response to increased term funding requirements.

Loan Capital 8% Excl Exchange Rates 13%	Loan capital increased $0.7 billion (8%) to $9.1 billion at 30 September 2005 or $1.1 billion (13%) excluding exchange rate movements.

Capital Management

	As at Sep 05	As at Mar 05	As at Sep 04

Tier 1	6.9%	7.0%	6.9%
Tier 2	3.9%	3.6%	4.0%
Deductions	(0.3)%	(0.3)%	(0.5)%
Total	10.5%	10.3%	10.4%
ACE	5.1%	5.1%	5.1%
RWA $m	219,573	209,524	196,664

ACE Ratio

The ACE ratio at 5.1% remains above the Group’s targeted capital range with only $204 million of the planned $350 million buy-back having been completed.  During the period, ACE ratio declined 2 basis points principally due to:

•      current period earnings before goodwill amortisation and after preference share dividends of $3.2 billion (+161 basis points);

•      ordinary share dividend commitments of $2.0 billion (-102 basis points);

•      reduced capital deductions of $0.1 billion (+6 basis points) principally due to a capital repatriation from INGA being offset by profit retention in funds management businesses and an increase in capitalised expenses;

•      buy-back of ordinary equity of $204 million (-10 basis points) being offset by share issues of $309 million (+16 basis points) through the Bonus Option Plan, Dividend Reinvestment Plan, option conversions and issues to staff;

•      increase in risk weighted assets, excluding the impact of exchange rate movements (-67 basis points); and

•      exchange rate movements (-5 basis points).

Hybrid Capital and Tier 1 Capital

The Group raises hybrid capital to supplement the Group’s ACE capital to further strengthen the Group’s capital base and ensure compliance with APRA’s prudential capital requirements, principally its Tier 1 capital requirements.

In December 2004 the Group raised $871 million (+44 basis points) through the issuance of a €500 million hybrid capital instrument (Euro Hybrid) into the European market.  The instrument is similar in structure to the Group’s existing Australian (ANZ StEPS) and US Stapled Trust Security issuances, with full details of the issue having been provided in the March 2005 profit announcement.

The Euro Hybrid issue, coupled with the items identified within the ACE Capital discussion, resulted in the Group’s Tier 1 ratio remaining unchanged over the full year.

Hybrid Capital details

	ANZ StEPS	US Stapled Trust Security	Euro Hybrid
Amount (in issue currency)	$1,000 million	USD1,100 million	500 million
Accounting classification	Equity	Debt	Equity
Maturity date	14 September 2053	15 December 2053	15 December 2053
September 2005 balance (net of issue costs)	$987 million	$1,443 million	$871 million
Interest rate	BBSW +1.00%	Tranche 1 Coupon: 4.48%	Euribor +0.66%
Tranche 2 Coupon: 5.36%

Buy-Back of Ordinary Equity

The Group commenced an on-market buy-back of $350 million of ordinary equity on 10 January 2005.  Up until 15 September 2005, when ANZ went into a voluntary black-out period for buying back shares, the Group had repurchased 9.6 million shares at an average cost of $21.15 per share for a total of $204 million.  The buyback period has been extended to 30 March 2006.

Prudential Issues – APRA’s proposals on International Financial Reporting Standards (IFRS) changes and Tier 1 hybrid capital

ANZ will adopt IFRS from 1 October 2005.  However, APRA have indicated that revised prudential reporting obligations to incorporate the new standards will not be effective until 1 July 2006.  Between 1 October 2005 and 1 July 2006, ANZ will submit prudential reports to APRA on a modified AGAAP basis.

Below is the estimated impact of adopting IFRS on ANZ’s capital as at 1 October 2005 (refer also to Note 1 on pages 61 to 69).  This is subject to any further IFRS adjustments and APRA finalising its position on a number of IFRS issues, particularly the treatment of deferred fee income and the collective provisions under the prudential capital standards.

$ million	Book equity	ACE & Tier 1	Tier 2
Fee revenue	(266)	0	0
Defined benefits schemes	(107)	(107)	0
Credit Provisioning	191	191	(235)
Reclassification of StEPS	(992)	0	0
INGA	(181)	0	0
Goodwill written back	224	0	0
Derivatives accounting	33	(108)	0
Asset revaluation reserve	—	31	(31)
Other	(32)	(32)	0
Total adjustment	(1,130)	(25)	(266)

APRA has also proposed changes to the composition of Tier 1 capital, with a tightening of the rules around the volume and eligibility of instruments that will qualify as Tier 1 capital, including:

•      changing the volume of eligible hybrid Tier 1 capital from 25% of Tier 1 capital before hybrids and deductions, to 25% of Tier 1 including hybrids and deductions, with the 25% being split into 10% for a new category being non-innovative or “pure preference shares” and 15% for innovative or structured issuances;

•      introducing a new class of hybrid Tier 1 capital, non-innovative or “pure preference shares”.  APRA’s paper identifies “pure preference shares” as “non-cumulative irredeemable preference shares without innovative capital features” issued directly by the licensed banking entity;

•      including in the innovative Tier 1 hybrid capital classification any issue that has an incentive for the issuer to call, such as a ‘step-up’ feature or an option to convert into ordinary shares, or an instrument issued through a Special Purpose Vehicle, or any Tier 1 instrument not representing ‘shares’; and

•      phasing in the new rules between July 2006 and January 2008, with a further transition period to January 2010 for institutions that cannot become compliant at January 2008 based upon the hybrid capital instruments they have on issue at the date of the discussion paper.  This timetable is designed to align with the introduction of Basel II requirements.

At the time of publication of this Results Announcement, the rules are yet to be finalised and accordingly it is not possible to determine the absolute impact the changes will have on the Group’s capital position and future strategy.  However, it is anticipated that all of the Group’s existing hybrid capital issues will continue to be classified as innovative capital and that the Group is likely to be above the new 15% limit at January 2008.  ANZ will be requesting that APRA continue to apply the additional transition rules through to 2010.  The changes mean that ANZ will have to fund risk weighted asset growth and business initiatives from either fundamental (ACE) or non-innovative Tier 1 capital.

The National Bank of New Zealand - Integration

ANZ National Bank is the largest provider of banking services in New Zealand following the amalgamation of The National Bank of New Zealand Limited in June 2004.

The primary focus of the integration programme in 2005 has been the delivery of integrated technology and business solutions in line with the overall integration objectives which ensure that customer satisfaction levels are maintained or improved, operational risk is minimised and the transition for staff is seamless.

Integration has progressed well in 2005 with the expected organisational and financial outcomes delivered.  The overall integration objectives remain unchanged and include:

•      satisfying the Reserve Bank of New Zealand (RBNZ) Conditions of Registration

•      maintaining separately branded retail, corporate and commercial banking businesses;

•      strengthening our Rural banking business primarily under The National Bank brand;

•      growing our Institutional businesses under the ANZ brand;

•      merging and rationalising head office and support functions;

•      aligning, to the extent possible, technology systems; and

•      realisation of integration synergies.

The key integration achievements for 2005 have been:

•      agreement with the RBNZ that the systems plans are a reasonable basis to satisfy the Conditions of Registration with the domestic systems to be completed as planned by 31 December 2005 and the international systems to be completed by 30 June 2006;

•      completed new IT infrastructure establishment in New Zealand to support the systems migrating from Australia to New Zealand;

•      completed the migration to New Zealand of target systems in General Ledger, Procurement, Property and HR/Payroll;

•      commenced the migration to ANZ Group systems in Institutional, Corporate and Commercial; and

•      completed the Rural integration programme while maintaining its number one market share in this segment.

As the full impact of RBNZ requirements has been clarified during the year, the total cost of integration is now estimated to be NZD240 million, a modest increase on the original estimate of NZD220 million.  To date integration costs of NZD188 million have been incurred in line with expectations.

The RBNZ recently announced a changed approach to its “Outsourcing Policy” which has driven a change in the Conditions of Registration.  An analysis has commenced on how this may change the nature and cost of compliance.

In 2005, revenue attrition relating to integration activities continues to track favourably against expectations, with little attrition evident.  The cost synergies in 2005 are tracking slightly ahead of expectations with cost synergies and revenue benefits both NZD1 million ahead, and estimated benefits forecast for 2007 remain on track.

Impact of NBNZ on September 2005 results

The 2004 financial year included only ten months contribution from NBNZ following its acquisition from Lloyds TSB on 1 December 2003. Hence, management believe that a comparison of profit and loss data between the 2005 and the 2004 years does not reflect the core business performance.

The following table has been provided to assist readers in understanding the impact of the contribution from NBNZ on 2004, had it been consolidated for the entire year.  Commentary comparing the results for 2005 with 2004 will refer to results notionally adjusted for these impacts where this assists the reader to analyse the income and expense trends.

	Ten months to Sep 04	Four months to Mar 04	Half of four months to Mar 04
	$M	$M	$M
Net interest income	708	273	137
Other operating income	259	106	53
Operating income	967	379	190
Operating expenses	(572)	(222)	(111	)(1)
Profit before debt provision	395	157	79
Provision for doubtful debts	(62)	(27)	(14)
Profit before income tax	333	130	65
Income tax expense & Outside equity interest	(138)	(54)	(27)
Net profit	195	76	38

(1)  Includes goodwill amortisation

The following table gives the internal funding(1) of the New Zealand operations.

	Sep 05 NZD M	Mar 05 NZD M	Sep 04 NZD M
Debt
Debt Funding - Australia	1,765	1,765	1,765
Debt Funding - United Kingdom	—	1,129	1,129
	1,765	2,894	2,894

Subordinated debt	725	516	507

Equity
Ordinary share capital	1,450	1,450	1,450
Redeemable preference share capital	3,339	2,210	2,210
Retained earnings	1,122	1,040	751
	5,911	4,700	4,411

Unamortised goodwill	3,078	3,285	3,379

(1)  Includes structural funding provided to New Zealand from the Group. Short term internal funding is excluded from this table

As a result of amendments to thin capitalisation tax rules in New Zealand, the Group restructured its internal funding of the New Zealand group on 23 September 2005.  This involved the replacement of NZD1.129 billion of intercompany debt with redeemable preference share capital.  This will increase profit in New Zealand by approximately NZD50 million after tax in 2006.  However, this will be partly offset by the impact of unwinding certain structured finance transactions which are also impacted by the thin capitalisation amendments.  The franking and profit impact on the Group of the change in New Zealand funding will be limited due to redirecting capital from United Kingdom to New Zealand.

ING New Zealand joint venture

In September 2005 ANZ National Bank Limited entered into a joint venture with ING Insurance International Limited (INGII).  The joint venture, ING (NZ) Holdings Ltd (INGNZ), is 49% owned by ANZ National Bank Ltd and 51% owned by INGII.

On 30 September 2005:

•      ANZ National Bank Limited and INGII invested NZD163 million and NZD170 million respectively into INGNZ.

•      ANZ National Bank Limited sold the NBNZ Life and Funds Management businesses to INGNZ for NZD158 million resulting in the following impact on the Group’s financial statements:

•      Reduction in unamortised goodwill of NZD114 million.

•      Recognition of approximately NZD16 million ($14 million) profit on sale of 51% of the NBNZ Life and Funds Management businesses.

•      An investment in INGNZ of NZD145 million (being initial investment adjusted for unrecognised profit on ANZ National Bank’s 49% share of the profit on sale of the NBNZ Life and Funds Management businesses joint venture and costs).

•      The intangible and tangible components of the investment in INGNZ are deducted from Tier 1 and total capital, respectively, in the Group’s capital adequacy ratio.

•      INGNZ acquired at market value the New Zealand-based businesses previously owned by INGA.  The profit on sale of the New Zealand-based businesses of approximately $40 million is recognised in INGA, however, ANZ’s share of this profit is eliminated on consolidation.

ING Australia Performance

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%
Funds management income	239	226	6%	465	443	5%
Risk income	122	110	11%	232	181	28%
	361	336	7%	697	624	12%
Costs (excl goodwill on purchase of ANZ business)	(250)	(238)	5%	(488)	(449)	9%
	111	98	13%	209	175	19%
Capital investment earnings	79	101	-22%	180	164	10%
Net income	190	199	-5%	389	339	15%
Income tax expense	(48)	(35)	37%	(83)	(57)	46%
Profit after tax	142	164	-13%	306	282	9%

ANZ share
ANZ share of INGA earnings @ 49%	70	80	-13%	150	138	9%
Notional goodwill amortisation	(22)	(21)	5%	(43)	(41)	5%
ANZ equity accounted profit	48	59	-19%	107	97	10%
ANZ capital hedges	(10)	(11)	-9%	(21)	(13)	62%
Net funding cost	(5)	(6)	-17%	(11)	(17)	-35%
Net return to ANZ(1)	33	42	-21%	75	67	12%

Gross fund flows excluding V2 Plus	5,047	4,417	14%	9,464	7,701	23%
Net fund flows including V2 Plus	61	724	-92%	785	403	95%

(1)  Notional Goodwill amortisation of $43 million (2004 full year: $41 million; Sep 2005 half: $22 million; Mar 2005 half: $21 million) is reported in the Group Centre

On 30 September 2005 ING Australia sold its New Zealand-based businesses to a joint venture between ING Group and ANZ National Bank.  Further details are contained on page 29.

2005 result

The net return to ANZ from INGA increased by 12%.

•      Funds management income increased by 5% based on higher average funds under management underpinned by strong investment markets, and improved net flows in both personal investments and employer super businesses.

•      Risk income increased by 28% due to growth in in-force premiums and continued favourable claims experience.  Sales growth was primarily in group life insurance products.

•      Core operating costs were lower than 2004, offset by an increase in investment management fees due to higher funds under management.  Additional costs were incurred on projects remediating past unit pricing issues and upgrading systems and processes.  These projects should be completed in 2006.

•      Capital investment earnings were higher than 2004, but negatively impacted by interest costs of $26 million (nil in 2004) related to a return of shareholder capital during the year.  ANZ partially hedged against volatility in this income stream.  As a result, gains in capital investment earnings were partially offset by hedge losses. ANZ ceased hedging capital investment earnings from 1 October 2005.

•      Tax expense increased 46% due to the loss of transitional tax relief for life companies from 1 July 2005, higher operating profit and higher capital investment earnings.

Comparison with March 2005 half

Funds management income increased by 6% due to higher average funds under management which were impacted by improved net flows in employer superannuation business.  Risk income increased by 11% due to ongoing favourable claims experience in the second half, supported by continued strong sales of life insurance products through the ANZ network and direct marketing initiatives.  Core operating costs for the half were in line with the March half.  Increased legacy unit pricing remediation costs resulted in an overall 5% increase in expenses.  Capital investment earnings were below the abnormally high returns achieved in the first half.  Gross gains in capital investment earnings were again partially offset by hedge losses.  Tax expense increased due to the loss of transitional tax relief for life companies from 1 July 2005, and higher operating profit, partially offset by lower second-half capital investment earnings.

Critical Accounting Policies

The Group prepares its consolidated financial statements in accordance with Australian Accounting Standards and other authoritative accounting pronouncements.  All material changes to accounting policy are approved by the Audit Committee of the Board.

Details of critical accounting policies will be provided in the 30 September 2005 Financial Report.  There have been no material changes to the Group’s critical accounting policies or their related methodologies since September 2004.

A brief discussion of critical accounting policies and their impact on the Group follows:

a)     Economic Loss Provisioning

The Group recognises an expense for credit losses (provision for doubtful debts) based on the expected long term loss ratio for each part of the loan portfolio.  The provision for doubtful debts is booked to the General Provision which is maintained to cover the losses inherent in the Group’s existing loan portfolio.  The method used by the Group for determining the expense charge is referred to as Economic Loss Provisioning (ELP).

The Group uses ELP models to calculate the expected loss by considering:

•      the size, composition and risk profile of the current loan portfolio; and

•      the history of credit losses for each type and risk of lending.

The charge to profit for ELP was 0.25% of average net lending assets or $580 million (Sep 2004: 0.31% or $632 million).

As at September 2005, the balance of the General Provision of $2,167 million (Sep 2004: $1,992 million) represented 0.99% (Sep 2004: 1.01%) of risk weighted assets.

b)     Specific provisioning

A specific provision is maintained to cover identified Non Accrual Loans.  When a specific debt loss is identified as being probable, its value is transferred from the General Provision to the Specific Provision.  The Specific Provision equates to the full amount of the expected loss plus any enforcement/recovery expenses.

Recoveries resulting from proceeds received from accounts which were written off in prior years are transferred back to the General Provision.

The recognition of specific losses has an impact on the size of the General Provision rather than directly impacting profit.  However, to the extent that the General Provision is drawn down beyond a prudent amount it will be restored through a transfer from the current year’s earnings.  The amount of net transfer from the General Provision to the Specific Provision, net of recoveries, during the year was $357 million (Sep 2004: $443 million).

c)     Deferred acquisition costs and deferred income

The Group recognises assets that represent deferred acquisition costs relating to the acquisition of interest earning assets, and liabilities that represent deferred income relating to income received in advance of services performed.

Deferred acquisition costs - at 30 September 2005 the Group’s assets included $524 million (Sep 2004: $465 million) in relation to costs incurred in acquiring interest earning assets.  During the year, amortisation of $258 million (Sep 2004: $218 million) was recognised as an adjustment to the yield earned on interest earning assets.

Deferred income - at 30 September 2005, the Group’s liabilities included $79 million (Sep 2004: $156 million) in relation to income received in advance.

The balances of deferred acquisition costs and deferred income at period end were:

	Deferred Acquisition Costs(1)		Deferred Income
	Sep-05	Sep-04	Sep-05	Sep-04
	$M	$M	$M	$M
Personal Banking Australia	153	145	27	36
Esanda	284	250	—	—
New Zealand Businesses	61	38	15	41
Institutional	6	10	19	11
Other(2)	20	22	18	68
Total	524	465	79	156

(1)  Deferred acquisition costs largely include the amounts of brokerage capitalised and amortised in the three Business segments: Personal Banking Australia, Esanda and the New Zealand Business. Deferred acquisition costs also include capitalised debt raising expenses

(2)  Includes Group Centre, Corporate Australia, INGA and Asia Pacific

Deferred acquisition costs analysis:

	September 2005		September 2004
	Amortisation Costs	Capitalised Costs(1)	Amortisation Costs	Capitalised Costs(1)
	$M	$M	$M	$M
Personal Banking Australia	63	71	64	66
Esanda	165	199	147	170
New Zealand Businesses	20	43	7	30
Institutional	4	—	—	—
Other(2)	6	4	—	24
Total	258	317	218	290

(1)  Costs capitalised during the year exclude brokerage trailer commissions paid, relating to the acquisition of mortgage assets of $83 million (2004 full year: $87 million)

(2)  Includes Group Centre, Corporate Australia, INGA and Asia Pacific

d)     Derivatives and Hedging

The Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, foreign exchange risk and the equity risk in INGA.  Derivative instruments entered into for the purpose of hedging are accounted for on the same basis as the underlying exposures or risks.  The Group classifies derivatives into two types according to their underlying purpose - trading or hedging.

Profit and loss relating to trading derivatives is reported in the statement of financial performance as trading income.  The fair value of trading derivatives is recorded on a gross basis as other assets or other liabilities as appropriate unless there is a legal right of set-off.  The fair value of a derivative financial instrument is the net present value of future expected cash flows arising from that instrument.

In order to be classified as a hedging derivative, the hedging relationship must be expected to be effective.  Hedging derivatives are accounted for in the same manner as the underlying asset or liability they are hedging.  For example, if the hedged instrument is accounted for using the accrual method, the hedging instrument will also be accounted for using the accrual method.

Movements in the value of foreign exchange contracts that are hedging overseas operations are not recognised as income or expenses.  Instead these movements are recognised in the foreign currency translation reserve together with the net difference arising from the translation of the overseas operation.

Derivatives entered into as part of the Group’s trading operations are carried at their fair values with any change in fair value being recognised as part of trading income.

e)     Special purpose and off balance sheet vehicles

The Group may invest in or establish special purpose entities (SPEs) to enable it to undertake specific types of transactions.  Where the Group has established SPEs which are controlled by the Group to facilitate transactions undertaken for Group purposes, these are consolidated in the Group’s financial statements.

The main type of SPEs that are not consolidated into the Group are:

•      Securitisation vehicles - Assets are transferred to an SPE, which funds the purchase by issuing securities.  ANZ can provide specific services to the SPE, including management and servicing of assets and/or providing liquidity support, swaps and credit guarantees.  ANZ earns fees at a commercial rate for providing these services.

•      Structured finance entities - These entities are set up to assist with the structuring of client financing.  ANZ may provide credit facilities to the vehicle and may also manage these vehicles.

•      Managed funds - These funds invest in specified investments on behalf of clients.  INGA, INGNZ and ANZ National Bank Limited as managers of funds, expose ANZ to operational risk and reputational risk.

f)     Valuation of investment in INGA

The Group adopts the equity method of accounting for its 49% interest in INGA.  As at 30 September 2005, the Group’s carrying value was $1,479 million (Sept 2004: $1,697 million).  The change since September 2004 reflects a capital repatriation and a dividend received during the year together with the equity accounted profit for the year.

The carrying value is subject to a recoverable amount test to ensure that this does not exceed its recoverable amount at the reporting date.  The Group obtained an independent valuation at 31 March 2005 and at that time the carrying value did not exceed the recoverable amount.  At 30 September 2005, a management review was conducted to determine whether there were any indicators of impairment of the value of the investment.  This assessment did not indicate the existence of impairment indicators and accordingly no writedown was made.

g)    Valuation of goodwill in ANZ National Bank Limited

Goodwill arising from the acquisition of NBNZ is systematically amortised over the period of time during which the benefits of the acquisition are expected to arise, such period of benefit not exceeding 20 years.

The carrying value of goodwill is reviewed at each balance date and is written down to the extent that it is no longer supported by probable future benefits.

The Group obtained an independent valuation of ANZ National Bank Limited as at 31 March 2005 which determined that no writedown in the carrying value of NBNZ goodwill was required at that time.  At 30 September 2005, a management review was conducted to determine whether there were any indicators of impairment in the carrying value of NBNZ goodwill.  This assessment did not indicate the existence of impairment indicators and accordingly no writedown was made.

h)    Software capitalisation

At 30 September 2005, the Group’s fixed assets included $381 million (Sep 2004: $430 million; Mar 2005: $401 million) in relation to costs incurred in acquiring and developing software.  During the September 2005 half year, amortisation expense of $64 million (Sep 2004 half: $66 million; Mar 2005 half: $57 million) was recognised.

	Half year Sep 05	Half year Mar 05	Movt Sep 05 v. Mar 05	Full year Sep 05	Full year Sep 04	Movt Sep 05 v. Sep 04
	$M	$M	%	$M	$M	%

Balance at start of period	401	430	-7%	430	465	-8%
Software capitalised during the period	51	45	13%	96	114	-16%
Amortisation during the period	(64)	(57)	12%	(121)	(129)	-6%
Software written-off	(8)	(16)	-50%	(24)	(41)	-41%
Acquisitions	—	—	n/a	—	17	-100%
Other	1	(1)	large	—	4	-100%
Total software capitalisation	381	401	-5%	381	430	-11%

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BUSINESS PERFORMANCE REVIEW

Profit and Loss (including effect of movements in foreign currencies)

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	528	485	9%	1,013	883	15%
Institutional	471	452	4%	923	857	8%
New Zealand Businesses	307	307	0%	614	513	20%
Corporate Australia	192	184	4%	376	341	10%
Esanda and UDC	82	77	6%	159	143	11%
Asia Pacific	47	48	-2%	95	111	-14%
Group Centre(1)	(63)	(61)	3%	(124)	(117)	6%
Net profit (excl significant items(2) and NBNZ incremental integration costs(3))	1,564	1,492	5%	3,056	2,731	12%
Significant items(2) and NBNZ incremental integration costs(3)	(21)	(17)	24%	(38)	84	large
Net profit	1,543	1,475	5%	3,018	2,815	7%

Profit and Loss (prior period figures adjusted to remove the impact of exchange rate movements(4))

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net profit after income tax
Personal Banking Australia	528	485	9%	1,013	883	15%
Institutional	471	451	4%	923	858	8%
New Zealand Businesses	307	306	0%	614	532	15%
Corporate Australia	192	185	4%	376	341	10%
Esanda and UDC	82	77	6%	159	145	10%
Asia Pacific	47	48	-2%	95	109	-13%
Group Centre(1)	(63)	(65)	-3%	(124)	(167)	-26%
Net profit (excl significant items(2) and NBNZ incremental integration costs(3))	1,564	1,487	5%	3,056	2,701	13%
Significant items(2) and NBNZ incremental integration costs(3)	(21)	(17)	24%	(38)	84	large
Net profit	1,543	1,470	5%	3,018	2,785	8%
FX impact on reported net profit(4)	—	5	-100%	—	30	-100%
Reported net profit	1,543	1,475	5%	3,018	2,815	7%

(1)  Group Centre includes the operations of Treasury

(2)  In 2005 ANZ has classified $14 million after tax profit on the sale of NBNZ life businesses as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $84 million net profit after tax arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(3)  In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration (refer page 12)

(4)  ANZ has removed the impact of exchange rate movements to provide readers with a better indication of the business unit performance in local currency terms. Retranslation is net of revenue hedge earnings

The Group from time to time modifies the organisation of its businesses to enhance the focus on delivery of specialised products or services to customers.  Prior period numbers are adjusted for such organisational changes to allow comparability.  The significant changes since 31 March 2005 have been:

•      Institutional - Institutional Banking has been renamed Client Relationship Group.  The Non-Continuing Business comprising the London headquartered project finance and certain structured finance transactions that ANZ has exited as part of its de-risking strategy has been reported as a separate business unit.

•      Personal Banking Australia. A new business unit, Wealth Management, has been created that comprises the equity accounted earnings from INGA’s core business and the Financial Planning business.

•      ING Australia - To provide better alignment with ANZ businesses, INGA equity accounted profit result has been split for management purposes between core business and the more volatile capital investment earnings.  The core business portion rolls up alongside the Financial Planning distribution arm as part of Wealth Management within Personal Banking Australia.  The capital investment earnings, capital hedge results, funding costs and notional goodwill amortisation are now reported in the Group Centre

•      There were also a number of minor restatements as a result of customer segmentation, changes to internal transfer pricing methodologies and the realignment of support functions.

Personal Banking Australia
Brian Hartzer

• Regional Commercial and Agribusiness Products
• Banking Products
• Mortgages
• Consumer Finance
• Wealth Management
• Other(1)

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%

Net interest income	1,085	1,019	6%	2,104	1,912	10%
Other external operating income	525	488	8%	1,013	912	11%
Net inter business unit fees	64	61	5%	125	118	6%
Operating income	1,674	1,568	7%	3,242	2,942	10%
External operating expenses	(694)	(669)	4%	(1,363)	(1,263)	8%
Net inter business unit expenses	(142)	(134)	6%	(276)	(270)	2%
Operating expenses	(836)	(803)	4%	(1,639)	(1,533)	7%
Profit before debt provision	838	765	10%	1,603	1,409	14%
Provision for doubtful debts	(104)	(94)	11%	(198)	(183)	8%
Profit before income tax	734	671	9%	1,405	1,226	15%
Income tax expense and outside equity interests	(206)	(186)	11%	(392)	(343)	14%
Net profit attributable to members of the Company	528	485	9%	1,013	883	15%

Consisting of:
Regional Commercial and Agribusiness Products	60	57	5%	117	106	10%
Banking Products	117	113	4%	230	208	11%
Mortgages	166	149	11%	315	275	15%
Consumer Finance	122	118	3%	240	189	27%
Wealth Management	52	47	11%	99	84	18%
Other(1)	11	1	large	12	21	-43%
	528	485	9%	1,013	883	15%

Balance Sheet
Net loans & advances including acceptances	104,119	97,807	6%	104,119	91,207	14%
Other external assets	1,924	2,059	-7%	1,924	2,025	-5%
External assets	106,043	99,866	6%	106,043	93,232	14%
Deposits and other borrowings	42,077	39,868	6%	42,077	38,416	10%
Other external liabilities	2,263	2,057	10%	2,263	2,038	11%
External liabilities	44,340	41,925	6%	44,340	40,454	10%

Ratios
Net interest average margin	2.15%	2.17%	-1%	2.16%	2.27%	-5%
Return on assets	1.02%	1.01%	1%	1.02%	1.02%	0%
Return on risk weighted assets	1.85%	1.83%	1%	1.84%	1.84%	0%
Operating expenses to operating income	49.9%	51.2%	-3%	50.6%	52.1%	-3%
Operating expenses to average assets	1.62%	1.67%	-3%	1.64%	1.77%	-7%
Net specific provisions	(86)	(60)	43%	(146)	(137)	7%
Net specific provision as a % of average net advances	0.17%	0.13%	31%	0.15%	0.16%	-6%
Net non-accrual loans	20	15	33%	20	17	18%
Net non-accrual loans as a % of net advances	0.02%	0.02%	0%	0.02%	0.02%	0%
Total employees	9,616	9,251	4%	9,616	8,919	8%

(1)  Other includes the branch network, whose costs are fully recovered from product business units, Private Banking and marketing and support costs

2005 result

Profit after tax increased by 15% with strong performances across all businesses.  Credit card lending grew by 21%, Mortgage lending increased 14% and deposits grew 10%, making ANZ the number three retail bank in Australia (as measured by share of main financial institutions).  Within Other, a strong performance in Private Banking was offset by higher marketing and brand spend.  Staff engagement was at record levels and customer satisfaction for the year to August 2005 (as measured by Roy Morgan Research) was up 1.7% to 75.3%, the highest of the major Australian banks.  Performance was underpinned by our award-winning product range, winning Personal Investor Bank of the Year award for the sixth straight time, and the continuing re-investment and expansion in our distribution network to improve convenience and simplicity for customers.

Significant factors affecting the result were:

•      Net interest income increased 10%.

Mortgages net interest income increased 14%, consistent with lending growth.  Consumer Finance net interest income grew 11% with lending growth of 21% being offset in part by a margin decrease of 12 basis points, due largely to growth in the low rate MasterCard product.  Regional Commercial and Agribusiness Products net interest income increased 10% with lending growth of 15% offset by a 30 basis point reduction in margin due to mix and competitive pressures.  Banking Products net interest income increased 5% underpinned by 9% growth in deposit volumes mainly in lower margin cash management and term deposit products.

•      Other external operating income increased $101 million (11%).

Fee income increased by $83 million (11%).  Banking Products fees increased by 12% underpinned by 8% growth in the number of Transaction accounts and new fee initiatives.  Wealth Management fees increased 28% driven by higher sales through our financial planners.  Consumer Finance fees grew 9%, reflecting increases in merchant and credit card accounts.

Other operating income increased by $18 million (14%) due to increased equity accounted income from INGA operating businesses and E*Trade, and the profit sharing arrangement with Diners.

•      Operating costs increased 7%.  Personnel costs were up 11% due to both increases in salaries and staff numbers (up 697 or 8%), mainly in the front line to handle higher business volumes and service new points of representation.  Computer expenses decreased $19 million (10%) due to lower merchant acquiring line costs, a high level of technology spend in the previous year and certain branch banking software now being fully amortised.  Premises costs increased by $26 million reflecting the Footprint expansion including opening 15 new branches and installing 330 (net) new ATMs, and security upgrades.  Other costs increased $28 million reflecting increased marketing spend in Cards and Mortgages, “ANZ NOW” brand advertising, and increased EFTPOS interchange expenses driven by account acquisition.

•      Provision for doubtful debts increased by 8% reflecting volume growth in mortgages partly offset by higher recoveries in credit cards.  Non-accrual loans remained stable reflecting continuing sound credit quality in existing businesses.

Comparison with March 2005 half

Overall profit after tax increased 9%.  Profit after tax in mortgages grew 11% and Regional Commercial and Agribusiness Products increased 5% reflecting lending growth.  Wealth Management profit grew 11% reflecting higher sales through our financial planners and increased equity accounted income from INGA operating businesses.  Banking Products profit increased 4% driven by deposit growth.  Consumer Finance profit increased 3% over the half with 8% revenue growth partly offset by new business investments.

Operating income increased 7% driven by solid growth in all core businesses.  Revenues increased 7% in Mortgages, 8% in Consumer Finance, 4% in Banking Products and 5% in Regional Commercial and Agribusiness Products underpinned by balance sheet growth partly offset by margin contraction.  Revenue in Wealth Management increased 8% driven by increased fee income.

Operating costs increased by 4%, driven by higher staff numbers (including financial planners) to handle higher business volumes and continuing investment in our branch network.  This was partly offset by a seasonal reduction in marketing spend.

Provision for doubtful debts increased 11%, due largely to the 6% increase in lending volumes and an increased proportion of low rate MasterCard volumes that attract a higher provisioning level.  Higher net specific provisions are driven by volume growth, the increased proportion of low rate Mastercard volumes and recoveries in Mortgages in the March half that were not repeated.

Institutional

Steve Targett

• Client Relationship Group
• Trade and Transaction Services
• Markets
• Corporate and Structured Financing
• Non-continuing Business

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	371	391	-5%	762	708	8%
Other external operating income	756	677	12%	1,433	1,356	6%
Net inter business unit fees	(17)	(13)	31%	(30)	(23)	30%
Operating income	1,110	1,055	5%	2,165	2,041	6%
External operating expenses	(315)	(308)	2%	(623)	(576)	8%
Net inter business unit expenses	(71)	(72)	-1%	(143)	(144)	-1%
Operating expenses	(386)	(380)	2%	(766)	(720)	6%
Profit before debt provision	724	675	7%	1,399	1,321	6%
Provision for doubtful debts	(69)	(70)	-1%	(139)	(160)	-13%
Profit before income tax	655	605	8%	1,260	1,161	9%
Income tax expense and outside equity interests	(184)	(153)	20%	(337)	(304)	11%
Net profit attributable to members of the Company	471	452	4%	923	857	8%

Consisting of:
Client Relationship Group	148	143	3%	291	297	-2%
Trade & Transaction Services	104	98	6%	202	179	13%
Markets	117	109	7%	226	196	15%
Corporate & Structured Financing - Continuing Business	82	72	14%	154	117	32%
- Non-Continuing Business	20	30	-33%	50	68	-26%
	471	452	4%	923	857	8%

Balance Sheet
Net loans & advances including acceptances	48,080	46,041	4%	48,080	41,889	15%
Other external assets	22,821	21,698	5%	22,821	18,255	25%
External assets	70,901	67,739	5%	70,901	60,144	18%
Deposits and other borrowings	29,663	29,775	0%	29,663	26,984	10%
Other external liabilities	23,687	21,678	9%	23,687	21,763	9%
External liabilities	53,350	51,453	4%	53,350	48,747	9%

Ratios
Net interest average margin	1.37%	1.60%	-14%	1.48%	1.61%	-8%
Return on assets	1.30%	1.41%	-8%	1.35%	1.43%	-6%
Return on risk weighted assets	1.22%	1.28%	-5%	1.22%	1.28%	-5%
Operating expenses to operating income	34.8%	36.0%	-3%	35.4%	35.3%	0%
Operating expenses to average assets	1.07%	1.18%	-9%	1.12%	1.20%	-7%
Net specific provisions	18	(1)	large	17	(166)	large
Net specific provision as a % of average net advances	-0.08%	0.00%	n/a	-0.04%	0.40%	large
Net non-accrual loans	169	169	0%	169	299	-43%
Net non-accrual loans as a % of net advances	0.35%	0.37%	-5%	0.35%	0.71%	-51%
Total employees	3,103	2,923	6%	3,103	2,936	6%

2005 result

Profit after tax increased by $66 million (8%), including an additional two months’ contribution from NBNZ of $16 million.  The impact of exchange rate movements was immaterial.  The result reflects the successful outcomes of strategic initiatives to return the business to sustainable growth.  This was achieved despite a $18 million reduction in earnings following the sale of the London-headquartered project finance business and the exit from certain non-core structured finance transactions.  The focus of the business is now on further initiatives to deliver revenue growth, combined with disciplined use of capital and continuing strong risk management.

Profit increased in three of the four Institutional businesses.  Strong deal flow and increased M&A activity delivered a 32% earnings increase for Corporate and Structured Financing’s continuing business, while a strong performance from the International Trade Finance business underpinned a 13% increase for Trade and Transaction Services. Profit from Markets increased by 15%, due to stronger client sales activity.  Asset growth in the Client Relationship Group was offset by tighter credit spreads and competitive pressures, resulting in reduced margins and a 2% decrease in earnings.

Significant factors affecting the result were:

•      Net interest income grew by $54 million (8%).  Trade and Transaction Services increased $37 million due to increased lending and deposit volumes and improved margins in International Trade Finance.  Markets increased $20 million as a reduction in funding costs associated with unrealised trading gains resulted in a higher proportion of revenue being booked as interest.  Client Relationship Group increased by a modest 2%, with lending growth of 18% offset by ongoing margin erosion.  Net interest from non-continuing operations decreased by $23 million due to the sale of the London-headquartered project finance business.

•      Overall loan volumes increased 15%, deposit volumes increased 10% and net interest margin decreased by 13 basis points.

•      Other operating income increased $77 million (6%).  Markets increased $37 million (8%) on the back of strong client flow. Corporate and Structured Financing increased other operating income by $37 million (20%), reflecting a strong contribution from structured debt, advisory and the private equity portfolio.  This result was offset by a decrease of 6% in Client Relationship Group, due to lower fee income and a $14 million reduction in non-continuing operations.

•      Operating expenses have increased by 6%, reflecting investment in people and systems in the transaction banking and custodian services businesses.

•      Provision for doubtful debts was 13% lower reflecting improved credit quality and lower offshore exposures, including the London project finance assets.  Net specific provisions were $183 million lower, with no individually large new specific provisions in the year and writebacks on some offshore accounts.  Net non-accrual loans have decreased by 44% due to continuing improvements in the portfolio quality.

•      Income tax expense increased $33 million, driven by increased profit and reduced non-taxable income, as certain structured finance transactions roll off.

Comparison with March 2005 half

Profit after tax increased by $19 million (4%).  The impact of exchange rate movements on translation of offshore earnings was immaterial.

Operating income increased by 5%.  Non interest income grew strongly reflecting improved cross sell from the Client Relationship Group. Trade and Transaction Services foreign exchange revenue increased 8% with increased trade flows through Asia and the UK, strong growth in custody partly relating to client acquisition and increased International Payments foreign exchange revenue.  Markets increased 4% with stronger client sales activity in Australia, New Zealand, the Pacific and Asia.  Client Relationship Group increased 2% with higher net interest income.  Corporate and Structured Financing’s continuing revenue increased 14% driven by strong fee growth.  Revenue in non-Continuing Business reduced by $5 million.

Operating expenses increased 2%.  Staff costs were higher, due to investment in people and systems in the transaction banking and custodian services businesses.

Provision for doubtful debts was flat.  Recoveries of offshore provisions and the absence of large new provisions resulted in a net credit specific provision for the half.

New Zealand Businesses(1)

Sir John Anderson

• ANZ Retail
• NBNZ Retail
• Rural Banking
• Corporate Banking
• Central Support (including Treasury)
• Excludes Institutional, UDC, integration and central funding

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	721	713	1%	1,434	1,211	18%
Other external operating income	266	247	8%	513	453	13%
Net inter business unit fees	4	2	100%	6	6	0%
Operating income	991	962	3%	1,953	1,670	17%
External operating expenses	(490)	(460)	7%	(950)	(801)	19%
Net inter business unit expenses	(2)	(3)	-33%	(5)	(17)	-71%
Operating expenses	(492)	(463)	6%	(955)	(818)	17%
Profit before debt provision	499	499	0%	998	852	17%
Provision for doubtful debts	(46)	(46)	0%	(92)	(97)	-5%
Profit before income tax	453	453	0%	906	755	20%
Income tax expense and outside equity interests	(146)	(146)	0%	(292)	(242)	21%
Net profit attributable to members of the Company	307	307	0%	614	513	20%

Consisting of:
ANZ Retail	92	95	-3%	187	185	1%
NBNZ Retail	122	119	3%	241	166	45%
Rural Banking	38	37	3%	75	55	36%
Corporate Banking	63	61	3%	124	92	35%
Central Support	(8)	(5)	60%	(13)	15	large
	307	307	0%	614	513	20%

Balance Sheet
Net loans & advances including acceptances	55,144	52,093	6%	55,144	49,967	10%
Other external assets	5,013	3,884	29%	5,013	3,467	45%
External assets	60,157	55,977	7%	60,157	53,434	13%
Deposits and other borrowings	46,078	46,470	-1%	46,078	43,003	7%
Other external liabilities	7,348	4,870	51%	7,348	4,244	73%
External liabilities	53,426	51,340	4%	53,426	47,247	13%

Ratios
Net interest average margin	2.49%	2.67%	-7%	2.58%	2.73%	-5%
Return on assets	1.05%	1.14%	-8%	1.09%	1.09%	0%
Return on risk weighted assets	1.47%	1.55%	-5%	1.55%	1.55%	0%
Operating expenses to operating income	49.6%	48.1%	3%	48.9%	49.0%	0%
Operating expenses to average assets	1.68%	1.72%	-2%	1.70%	1.75%	-3%
Net specific provisions	(65)	(26)	large	(91)	(36)	large
Net specific provision as a % of average net advances	0.24%	0.10%	large	0.17%	0.09%	89%
Net non-accrual loans	96	28	large	96	30	large
Net non-accrual loans as a % of net advances	0.17%	0.05%	large	0.17%	0.06%	large
Total employees	8,580	8,437	2%	8,580	8,066	6%

(1)  For a reconciliation of the New Zealand businesses results to the New Zealand Geographic results refer page 50

New Zealand businesses

Sir John Anderson

2005 result

Profit after tax for the New Zealand businesses increased $101 million (20%) including an additional two months contribution in 2005 from NBNZ ($50 million).  After adjusting for an additional two months contribution from NBNZ in 2005 and the impact of a 4% strengthening in the average NZD exchange rate, which impacted all trends, profit after tax growth in 2005 was 5%.

NBNZ Retail, Corporate Banking and Rural Banking posted strong profit growth with increases of 45%, 35% and 36% respectively (including the additional two months contribution from NBNZ).  Solid asset and deposit growth and favourable wholesale funding impacts were partly offset by lower margins from price competition and unfavourable product mix switching.  ANZ Retail profit after tax was flat, reflecting the competitor-driven net interest margin reduction, an increased proportion of low margin fixed rate mortgages, and reduced fee income from the restructuring of honour fees to address customer concerns as part of the ANZ Turnaround initiative.  Lower Treasury mismatch earnings was the main driver of the reduction in Central Support earnings.

Key influences on the result excluding the impact of the 4% strengthening in the average NZD exchange rate include the following:

•      Net interest income increased 14% ($178 million).  This included an additional two months contribution from NBNZ ($125 million).  Excluding this net interest increased 3%.  Lending volumes increased 13% with growth in NBNZ Retail (13%), ANZ Retail (11%), Corporate Banking (18%) and Rural (12%).  Deposit volumes increased 7% in customer businesses with solid deposit growth in ANZ Retail (8%), NBNZ Retail (6%), Corporate Banking (8%) and Rural (5%).  Treasury wholesale funding volumes increased by $5.5 billion to fund asset growth across the New Zealand businesses.

Net interest margins have reduced 15 basis points impacted by: competition from the ‘mortgage price war’ and customer migration from variable rate to fixed rate mortgages, increasing wholesale funding costs, changes in deposit mix with growth in lower margin call and term deposit products in ANZ Retail, and a $26 million reduction in Treasury due to lower mismatch earnings and from a rising interest rate environment.  Lending margins in Rural decreased slightly.  These factors were partially offset by stronger deposit margins in NBNZ Retail.

•      Other operating income increased 9% due largely to the additional two months contribution from NBNZ ($37 million). Excluding this, other operating income was flat with growth in loan approval fees in ANZ Retail and NBNZ Retail impacted by significant competitor-driven fee discounting and waivers.  Fees in ANZ Retail reduced $12 million with a change in fee structures as part of the “ANZ Turnaround” initiative.  Rural Banking and Corporate Banking fees increased 7% and 10% respectively, driven by lending growth.  NBNZ Retail achieved growth in sales commissions and Life Company profits.

•      Operating expenses increased 13%.  Excluding the additional two months contribution from NBNZ ($79 million) expense growth was contained to 4%.  Salary increases and an increase in numbers of front-line staff (6% higher) were offset by constraints on discretionary spend growth, and reduced internal charges from Australia following the transfer of support functions back to New Zealand and certain branch software now being fully amortised.

•      Provision for doubtful debts reduced by $9 million.  The additional two months contribution from NBNZ ($12 million) and increased lending volumes were offset by a reduction in expected loss factors in NBNZ following further analysis of loss history, improved credit quality and an increased proportion of low risk residential and rural lending.  Net specific provisions and non accrual loan increases relate to two isolated corporate accounts and exposures to the apple and pear export industry.

Comparison with March 2005 half

Profit after tax was flat, with growth in NBNZ Retail, Rural Banking, and Corporate Banking all at 3% being offset by reductions in ANZ Retail (-3%), and Treasury.  The impact of movements in exchange rates was negligible.

•      Net interest income increased 1%.  Lending volumes increased 6% with growth in all businesses, whilst deposits in NBNZ Retail and ANZ Retail grew 3% and 4% respectively.  Interest margin has declined by 18 basis points reflecting the impact of competition, in particular the ‘mortgage price war’, product switching from floating to fixed rate loans, and a change in funding mix to more expensive deposit and wholesale products.

•      Other operating income increased 8%.  Volume growth in all segments and higher commissions from INGA were offset by reduced pricing, including increased discounting of mortgage loan approval fees.

•      Operating costs increased 6% with a 2% increase in staff numbers reflecting an increased investment in frontline staff.

•      Provision for doubtful debts was flat with the impact of volume growth being offset by an increased proportion of lower risk housing loans.  An increase in net specific provisions results largely from two corporate accounts and exposures to the apple and pear export industry.

Corporate Australia

Graham Hodges

• Corporate Banking Australia
• Business Banking Australia
• Small Business Banking

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	353	344	3%	697	640	9%
Other external operating income	151	143	6%	294	275	7%
Net inter business unit fees	(48)	(46)	4%	(94)	(86)	9%
Operating income	456	441	3%	897	829	8%
External operating expenses	(117)	(115)	2%	(232)	(214)	8%
Net inter business unit expenses	(31)	(31)	—	(62)	(66)	-6%
Operating expenses	(148)	(146)	1%	(294)	(280)	5%
Profit before debt provision	308	295	4%	603	549	10%
Provision for doubtful debts	(34)	(32)	6%	(66)	(61)	8%
Profit before income tax	274	263	4%	537	488	10%
Income tax expense and outside equity interests	(82)	(79)	4%	(161)	(147)	10%
Net profit attributable to members of the Company	192	184	4%	376	341	10%

Consisting of:
Business Banking Australia	95	91	4%	186	172	8%
Corporate Banking Australia	71	67	6%	138	120	15%
Small Business Banking	26	26	0%	52	49	6%
	192	184	4%	376	341	10%

Balance Sheet
Net loans & advances including acceptances	21,158	19,877	6%	21,158	19,010	11%
Other external assets	105	108	-3%	105	88	19%
External assets	21,263	19,985	6%	21,263	19,098	11%
Deposits and other borrowings	18,000	17,023	6%	18,000	16,125	12%
Other external liabilities	6,110	5,790	6%	6,110	5,711	7%
External liabilities	24,110	22,813	6%	24,110	21,836	10%

Ratios
Net interest average margin	3.85%	3.93%	-2%	3.89%	3.94%	-1%
Return on assets	1.64%	1.65%	-1%	1.64%	1.62%	1%
Return on risk weighted assets	1.89%	1.92%	-2%	1.90%	1.92%	-1%
Operating expenses to operating income	32.5%	33.1%	-2%	32.8%	33.8%	-3%
Operating expenses to average assets	1.26%	1.30%	-3%	1.28%	1.33%	-4%
Net specific provisions	(18)	(23)	-22%	(41)	(43)	-5%
Net specific provision as a % of average net advances	0.18%	0.24%	-25%	0.21%	0.24%	-13%
Net non-accrual loans	40	56	-29%	40	51	-22%
Net non-accrual loans as a % of net advances	0.19%	0.28%	-32%	0.19%	0.27%	-30%
Total employees	1,941	1,881	3%	1,941	1,761	10%

Corporate Australia

Graham Hodges

2005 result

Profit after tax increased by 10%.  Significant influences on the result were:

•      Net interest income increased 9% driven by growth in both average lending (13%) and average deposits (10%).

The growth in average lending (Corporate Banking 10% and Business Banking 16%) and average deposit volumes (Corporate Banking 12%, Business Banking 9% and Small Business Banking 12%) resulted from a continued focus on new customer acquisition as well as growth from existing customers.  Key factors in achieving growth were ANZ’s competitive customer service proposition, continued investment in people and process simplification, as well as the industry and local market specialisation approach to customers.  Overall balance sheet growth has continued to slow in the Business Banking segment.  This reflects the impact of a modest reduction in growth in new business due to the slowdown in the property market and increased competition combined with the impact of on-going loan amortisation flowing from the continued strong cash performance of businesses in this market segment.

The net interest margin declined by 5 basis points, with the fall weighted to the second half of the year.  For the year, the fall was largely driven by portfolio mix changes.  Competitive pressure had a modest impact on both deposit and lending margins.

•      Other external operating income increased 7%, with a strong contribution from the success of the ‘Wall St to Main St’ proposition, which has included private equity exit profits and deal fees.  Higher net inter business unit fees reflects continued investment in the branch network.

•      Operating expenses increased only 5% despite a significant investment in frontline staff in Small Business Banking and ongoing investment in Business Banking.  Despite the significant set-up investment in Small Business staff, revenue per FTE has remained relatively stable over the period and the cost to income ratio reduced from 33.8% to 32.8%.

•      Provision for doubtful debts increased by 8%.  This is below the growth in average lending assets and reflects the sound credit quality and strong focus on risk management and compliance in both the Business Banking and Corporate Banking segments.

•      Net specific provisions, at $41 million, were down 5% and below economic loss provisioning levels.  Consistent with the emphasis placed on credit quality, non-accrual loans decreased to a low level of 0.19% of net advances.

Comparison with March 2005 half

Profit after tax increased 4%, with growth in Corporate Banking of 6% and Business Banking of 4%.  Net interest income increased 3% from growth in both average lending and average deposit volumes (both 4%).  Net interest margins declined 8 basis points due to changes in product mix, reflecting a combination of higher growth rates in lower margin products and growing competition in business markets.  Operating costs increased by 1% driven by continued investment in frontline staff, funded in part through effective cost management and an expense refunds relating to prior periods.  The Small Business result for this period reflects the significant investment made in this establishing business.  Provision for doubtful debts increased by 6% reflecting growth in lending volumes.

Esanda and UDC

Elizabeth Proust

A leading provider of vehicle and equipment finance, rental services and fixed and at call investments. Operates in Australia as Esanda and Esanda FleetPartners and in New Zealand as UDC and Esanda FleetPartners

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	186	183	2%	369	360	3%
Other external operating income	64	57	12%	121	104	16%
Net inter business unit fees	(5)	(4)	25%	(9)	(8)	13%
Operating income	245	236	4%	481	456	5%
External operating expenses	(81)	(81)	0%	(162)	(159)	2%
Net inter business unit expenses	(12)	(14)	-14%	(26)	(27)	-4%
Operating expenses	(93)	(95)	-2%	(188)	(186)	1%
Profit before debt provision	152	141	8%	293	270	9%
Provision for doubtful debts	(31)	(31)	0%	(62)	(67)	-7%
Profit before income tax	121	110	10%	231	203	14%
Income tax expense and outside equity interests	(39)	(33)	18%	(72)	(60)	20%
Net profit attributable to members of the Company	82	77	6%	159	143	11%

Operating expenses to operating income	38.0%	40.3%	-6%	39.1%	40.8%	-4%
Net specific provisions	(48)	(24)	100%	(72)	(47)	53%
Net non-accrual loans	39	43	-9%	39	37	5%
Total employees	1,351	1,349	0%	1,351	1,297	4%

2005 result

Profit after tax increased 11%.  Profit growth in Australia (15%) was partly offset by a flat result in New Zealand, which was impacted by structural changes and competitive pressure.  Significant influences on the result were:

•      Net interest income grew 3% with a 5% increase in lending volumes due to solid new business writings in Australia offset by reduced volumes in New Zealand.  An 11 basis point decline in margins resulted from the run-off of higher yielding loans during the year which were increasingly replaced by new business from lower risk, lower margin segments.

•      Other operating income grew 16%, due to increased fees from value-added fleet management services, the full year impact of changes in the fee structure, higher new business writings, higher predetermination fees and the $7 million impact of aligning the revenue recognition on leases in the New Zealand Fleet business with Group accounting policies.

•      Operating expenses increased by 1% due to annual salary increases and an increased investment in growth with additional front-line staff.  The continued control of expenses and growth in income has resulted in the cost to income ratio being reduced to 39.1% from 40.8% in 2004.

•      Provision for doubtful debts decreased by 7% despite a 5% increase in lending volumes reflecting the continued improvement in credit quality over recent years.  Net specific provisions were higher compared to the 2004 historically low level, largely associated with the commercial loan portfolio and the exited aircraft lease business ($9 million).

•      In May 2005, Esanda On-Line Saver was launched nationally.  By the end of September $163 million in deposits were held, with approximately 66% of On-Line customers new to the Group.

Comparison with March 2005 half

Profit after tax grew by 6%.  Net interest income grew 2% driven by a 3% increase in lending volumes.  Other operating income increased 12% due primarily to increased fees and the $7 million impact of aligning the revenue recognition on leases in the New Zealand Fleet business with Group accounting policies.  Operating expenses decreased by 2% with an increase in personnel costs due to annual salary increases offset by the finalisation of indirect taxation related issues.  Provision for doubtful debts were flat.  Net non-accrual loans were $4 million lower reflecting the overall improvement in credit quality.  Net specific provisions increased with the commercial loan portfolio recording several specific provisions and a write-off on the exited aircraft lease business ($9 million).

Asia Pacific

Elmer Funke Kupper

Provision of retail and corporate banking services in the Pacific Region and Asia, including ANZ’s share of PT Panin Bank in Indonesia; this business excludes Institutional businesses, which are a ‘matrix’ responsibility and included in Institutional business unit results. Geographic results are included on page 51

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	85	78	9%	163	153	7%
Other external operating income	76	73	4%	149	147	1%
Operating income	161	151	7%	312	300	4%
External operating expenses	(91)	(81)	12%	(172)	(145)	19%
Net inter business unit expenses	1	—	n/a	1	2	-50%
Operating expenses	(90)	(81)	11%	(171)	(143)	20%
Profit before debt provision	71	70	1%	141	157	-10%
Provision for doubtful debts	(12)	(11)	9%	(23)	(23)	0%
Profit before income tax	59	59	—	118	134	-12%
Income tax expense and outside equity interests	(12)	(11)	9%	(23)	(23)	0%
Net profit attributable to members of the Company	47	48	-2%	95	111	-14%

Operating expenses to operating income	55.9%	53.6%	4%	54.8%	47.7%	15%
Net specific provisions	(7)	(17)	-59%	(24)	(14)	71%
Net non-accrual loans	22	15	47%	22	17	29%
Total employees	2,195	2,040	8%	2,195	1,979	11%

2005 result

Profit after tax decreased by 14%.  Excluding the impact of exchange rate movements profit reduced 12%.  Core business performance was offset by lower equity accounting earnings for PT Panin Bank with lower provision adjustments included in the equity accounted result ($15 million) and a $6 million tax credit in 2004.

Excluding exchange rate movements the main drivers of the results were:

•      Net interest income increased 11%.  A 23% growth in lending volumes and 16% growth in deposits were largely offset by the structural change in the interest rate environment in PNG, with average Treasury Bill rates falling by approximately 600 basis points in the March 2005 half year.

•      Other external operating income increased 4%. Fee growth increased 12% largely in Fiji, PNG and the Cards business in Indonesia and was partly offset by lower equity accounting earnings for PT Panin Bank.

•      Operating expenses increased $33 million as a result of costs associated with building partner relationships in China, Vietnam and Cambodia, and continued support for the centralisation of regional operations in Fiji.  In addition, the management team in Asia has been strengthened to provide additional specialist product skills to support higher growth rates in Asia.

•      Provision for doubtful debts increased by 9% mainly due to growth in assets.  The increase in net specific provisions is due to provisioning for one account.

•      Income tax expense increased $1 million with the higher effective tax rate resulting from a $6 million tax credit arising from the repayment of foreign currency loans upon the exercise of options in PT Panin in 2004 which reduced the rate for that year.

Comparison with March 2005 half

Profit after tax reduced 2%.  Net interest increased 9% driven by 10% growth in lending volumes. Other operating income grew 4% with strong card and other fee growth being offset by reduced equity accounted income from PT Panin.  Operating expenses increased largely as a result of advancing the partnership business agenda in Asia.  The impact of exchange rate movements was immaterial.

Group Centre

• Group People Capital
• Group Risk Management
• Treasury
• Group Strategic Development
• Group Financial Management
• Operations, Technology and Shared Services

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net interest income	144	125	15%	269	268	0%
Other external operating income	(4)	19	large	15	20	-25%
Net inter business unit fees	2	—	n/a	2	(7)	large
Operating income	142	144	-1%	286	281	2%
External operating expenses	(474)	(461)	3%	(935)	(847)	10%
Net inter business unit expenses	257	254	1%	511	522	-2%
Operating expenses	(217)	(207)	5%	(424)	(325)	30%
Profit before debt provision	(75)	(63)	19%	(138)	(44)	large
Provision for doubtful debts	—	—	n/a	—	(41)	-100%
Profit before income tax	(75)	(63)	19%	(138)	(85)	62%
Income tax expense and outside equity interests	12	2	large	14	(32)	large
Net profit attributable to members of the Company	(63)	(61)	3%	(124)	(117)	6%
Including:
Treasury	10	9	11%	19	53	-64%

Total employees	4,190	3,951	6%	4,190	3,797	10%

2005 result

The result for the Group Centre was a loss of $124 million compared with a loss of $117 million in 2004.  Significant influences on the result were:

•      The strengthening of the average NZD exchange rate resulted in a $29 million after tax reduction in income on contracts put in place to hedge NZD denominated earnings.  These losses were offset in New Zealand Businesses, and the New Zealand component of the Institutional and Esanda and UDC businesses.  In addition the maturity of contracts put in place to hedge USD revenues resulted in a further decline of $11 million after tax.

•      The investment of the Euro hybrid issue proceeds and retained profits increased profit after tax by approximately $14 million.

•      Group Treasury earnings reduced $34 million largely as a result of reduced domestic mismatch income attributed to a benign interest rate environment, combined with lower earnings resulting from a restructuring of Asian balance sheet management books.

•      Other operating income reduced $5 million with lower capital investment earnings (net of hedge earnings) from INGA.

•      Operating expenses increased $99 million with increased risk management and compliance costs including Basel II, GST, IFRS and the US Sarbanes Oxley legislation.  Goodwill amortisation increased $33 million, largely as a result of an additional 2 months related to the NBNZ acquisition.  The non-lending losses charge increased $15 million mainly related to cheque conversion fraud.  Includes centrally funded growth projects.

•      Provision for doubtful debts reduced $41 million with no additional charge in the Group Centre as a result of an end to the provision for unexpected offshore credit losses.

Comparison with March 2005 half

The half year loss of $63 million was flat with the March 2005 half.  Revenue was flat, with higher net interest offset by lower capital investment earnings (net of hedge earnings) in INGA following the payment of dividends.  External operating expenses increased 3% with the impact of a 6% increase in staff offset by the inclusion of provisioning for cheque conversion fraud in the March half.

GEOGRAPHIC SEGMENT PERFORMANCE

Geographic performance

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net profit attributable to shareholders of the company
Australia	1,108	1,051	5%	2,159	1,984	9%
New Zealand	259	269	-4%	528	495	7%
Asia Pacific	100	84	19%	184	191	-4%
Other	76	71	7%	147	145	1%
	1,543	1,475	5%	3,018	2,815	7%

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Net profit excluding significant items(1) and NBNZ incremental integration costs(2)
Australia	1,108	1,051	5%	2,159	1,886	14%
New Zealand	280	286	-2%	566	509	11%
Asia Pacific	100	84	19%	184	191	-4%
Other	76	71	7%	147	145	1%
	1,564	1,492	5%	3,056	2,731	12%

(1)  In 2005 ANZ has classified $14 million after tax profit on the sale of NBNZ life businesses as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts and $84 million net profit after tax arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(2)  In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration (refer page 12)

Net profit after income tax

	Australia	New Zealand	Asia Pacific	Other	Total
Full Year 2005
Personal(1)	1,013	503	75	—	1,591
Institutional(2)	559	200	85	57	901
Corporate	376	124	49	—	549
Esanda and UDC	122	37	—	—	159
Group Centre(3)	89	(336)	(25)	90	(182)
	2,159	528	184	147	3,018

	Australia	New Zealand	Asia Pacific	Other	Total
Full Year 2004
Personal(1)	883	406	69	—	1,358
Institutional(2)	516	184	64	77	841
Corporate	341	92	59	—	492
Esanda and UDC	106	37	—	—	143
Group Centre(3)	138	(224)	(1)	68	(19)
	1,984	495	191	145	2,815

(1)  New Zealand Personal includes small business banking and Rural

(2)  Includes foreign exchange earnings in the Pacific

(3)  Includes integration costs and shareholder functions in Australia and New Zealand

Australia

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%

Net interest income	1,939	1,859	4%	3,798	3,450	10%
Fee income	957	877	9%	1,834	1,680	9%
Other operating income	265	266	0%	531	650	-18%
Operating income	3,161	3,002	5%	6,163	5,780	7%
Operating expenses	(1,410)	(1,362)	4%	(2,772)	(2,551)	9%
Profit before debt provision	1,751	1,640	7%	3,391	3,229	5%
Provision for doubtful debts	(216)	(200)	8%	(416)	(444)	-6%
Income tax expense	(427)	(389)	10%	(816)	(802)	2%
Outside equity interest	—	—	n/a	—	1	-100%
Net profit attributable to members of the Company	1,108	1,051	5%	2,159	1,984	9%
Net interest average margin	2.30%	2.38%	-3%	2.34%	2.48%	-6%
Return on risk weighted assets	1.54%	1.57%	-2%	1.55%	1.61%	-4%
Operating expenses(1) to operating income	44.5%	45.2%	-2%	44.8%	44.0%	2%
Operating expenses(1) to average assets	1.45%	1.52%	-5%	1.49%	1.56%	-4%
Net specific provision	(151)	(101)	50%	(252)	(361)	-30%
Net specific provision as a % of average net advances	0.18%	0.13%	38%	0.16%	0.26%	-38%
Net non-accrual loans	202	220	-8%	202	213	-5%
Net non-accrual loans as a % of net advances	0.12%	0.14%	-14%	0.12%	0.14%	-14%
Total employees	18,043	17,389	4%	18,043	16,815	7%
Lending growth	5.8%	8.4%		14.6%	13.8%
External assets	195,500	185,434	5%	195,500	170,455	15%
Risk weighted assets	145,136	139,243	4%	145,136	129,764	12%

(1)  This excludes goodwill amortisation of $8 million (2004 full year: $8 million; Sep 2005 half: $4 million; Mar 2005 half: $4 million)

2005 result

Profit after tax increased by 9%.  Excluding the Australian component of significant items (refer page 12), profit increased by 14%.  Significant influences on the result were:

•      Net interest income increased by 10%.  Average net loans and advances increased 17%, driven by growth in Personal Banking Australia 15%, Institutional 27%, Corporate Australia 16% and Esanda 8%.  Average deposit and other borrowing volumes increased 15%, comprising Personal Banking Australia 10%, Institutional 18%, Corporate Australia 10%, Group Treasury 33% and Esanda 12%.  Margins decreased 14 basis points with a change in the asset mix increased volumes of wholesale funding, lower earnings on contracts put in place to hedge offshore revenue, and competition in Institutional, Mortgages and retail deposits.  This was partly offset in Markets, where a higher proportion of revenue was booked as net interest ($29 million), partly offset by lower other operating income.

•      Fee income increased by 9% with a 11% increase in Personal Banking Australia underpinned by growth in transaction account Merchant and card numbers and higher income from financial planners.  Institutional increased 5% with growth in Corporate & Structured Financing offsetting the impact of increased competition in Client Relationship Group.  Esanda grew 18% reflecting increased new business volumes and higher predetermination fees.

•      Other operating income decreased $119 million.  The 2004 year included $124 million profit from significant items, (refer page 12). Markets decreased $13 million, offset by higher net interest income.  Excluding these impacts, other operating income increased 3% with higher earnings from the sale of equity securities (including Private Equity).

•      Operating expenses increased by 9% reflecting an increased investment in frontline staff, annual salary increases, and increased compliance costs including the US Sarbanes Oxley legislation and IFRS.

•      Provision for doubtful debts decreased by 6% driven by a $41 million reduction in the Group Centre.  The impact of volume growth was partly offset by improved credit quality in most portfolios.  Net specific provisions decreased $109 million mainly in Institutional reflecting an improvement in overall credit quality and no new large credit provisions during the year.

Comparison with March 2005 half

Profit after tax increased 5%.  Net interest income increased 4% with higher lending volumes partly offset by 8 basis point margin contraction.  Fee income increased 9% with growth in Personal Banking Australia (8%), Institutional (15%), Corporate (7%) and Esanda (9%).  Operating expenses increased 4% reflecting the 4% increase in staff numbers.  Net specific provisions increased $50 million due largely to seasonal credit card delinquencies and the final write-off of the exited aircraft lease business in Esanda.

New Zealand

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%

Net interest income	798	789	1%	1,587	1,371	16%
Fee income	288	277	4%	565	507	11%
Other operating income	104	75	39%	179	131	37%
Operating income	1,190	1,141	4%	2,331	2,009	16%
Operating expenses	(725)	(661)	10%	(1,386)	(1,128)	23%
Profit before debt provision	465	480	-3%	945	881	7%
Provision for doubtful debts	(56)	(57)	-2%	(113)	(118)	-4%
Income tax expense	(149)	(154)	-3%	(303)	(266)	14%
Outside equity interests	(1)	—	n/a	(1)	(2)	-50%
Net profit attributable to members of the Company	259	269	-4%	528	495	7%
Net interest average margin	2.29%	2.43%	-6%	2.36%	2.50%	-6%
Return on risk weighted assets	0.97%	1.04%	-7%	1.00%	1.15%	-13%
Operating expenses(1) to operating income	53.9%	50.6%	7%	52.3%	49.4%	6%
Operating expenses(1) to average assets	1.68%	1.60%	5%	1.64%	1.63%	1%
Net specific provision	(78)	(29)	large	(107)	(44)	large
Net specific provision as a % of average net advances	0.25%	0.10%	large	0.18%	0.09%	100%
Net non-accrual loans	111	42	large	111	47	large
Net non-accrual loans as a % of net advances	0.17%	0.07%	large	0.17%	0.08%	large
Total employees	9,515	9,256	3%	9,515	8,816	8%
Lending growth (including FX impact)	5.6%	5.0%		10.8%	180.3%
Lending growth (excluding FX impact)	6.5%	6.9%		13.9%	162.4%
External assets	78,474	73,566	7%	78,474	69,801	12%
Risk weighted assets	55,501	53,472	4%	55,501	49,863	11%

(1)  This excludes goodwill amortisation of $168 million (2004 full year: $135 million; Sep 2005 half: $84 million; Mar 2005 half: $84 million)

The following table represents the New Zealand geography in local currency (NZD).

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	NZ$M	NZ$M	%	NZ$M	NZ$M	%

Net interest income	867	855	1%	1,722	1,543	12%
Fee income	313	300	4%	613	571	7%
Other operating income	112	81	38%	193	147	31%
Operating income	1,292	1,236	5%	2,528	2,261	12%
Operating expenses	(787)	(716)	10%	(1,503)	(1,270)	18%
Profit before debt provision	505	520	-3%	1,025	991	3%
Provision for doubtful debts	(60)	(62)	-3%	(122)	(133)	-8%
Income tax expense	(162)	(167)	-3%	(329)	(299)	10%
Outside equity interests	(1)	—	n/a	(1)	(2)	-50%
Net profit attributable to members of the Company	282	291	-3%	573	557	3%
External assets	86,305	80,179	8%	86,305	74,687	16%
Risk weighted assets	61,037	58,280	5%	61,037	53,353	14%

Reconciliation of Geographic result

		Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
		Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
		$M	$M	%	$M	$M	%
	NZ Business
	New Zealand Businesses	307	307	0%	614	513	20%
	UDC	20	17	18%	37	37	0%
NZ Institutional	- continuing operations	84	85	-1%	169	150	13%
	- non-continuing operations	15	16	-6%	31	34	-9%
	Integration costs	(44)	(21)	large	(65)	(29)	large
	NZ shareholder functions	(123)	(135)	-9%	(258)	(210)	23%
	New Zealand geography	259	269	-4%	528	495	7%

2005 result

Profit after tax increased by 7%.  After adjusting for the impact of a 4% strengthening in the average NZD exchange rate, which impacted all trends, $14 million profit on sale of the NBNZ Life businesses and the inclusion of an additional two months contribution from NBNZ in 2005 ($29 million including acquisition and funding costs), profit after tax reduced 5%.  Increased profit in New Zealand Businesses has been offset by higher funding costs from rate rises, reduced profit as a result of the planned roll-off of certain structured finance transactions and increased integration spend.

Key influences on the result excluding the impact of exchange rates include:

•      Net interest income increased $160 million including an additional two months contribution from NBNZ ($127 million including acquisition and funding costs).  Lending volumes increased 14% with growth in New Zealand businesses (13%) and Institutional (40%, mainly in Client Relationship Group and Structured Financing) offsetting a reduction in UDC (-12%).  Customer deposit volumes increased 7% in New Zealand businesses.  Net interest margins declined 14 basis points as a result of the mortgage price war and migration of customers to floating from fixed rate loans, higher funding costs from growth in wholesale debt and lower margin deposits, slight margin reductions in UDC, Rural and Institutional Banking, and lower Treasury mismatch earnings.

•      Fee income increased $39 million as a result of an additional two months contribution from NBNZ ($38 million) with retail loan approval fees constrained, as a result of competitive discounting, and a decision to restructure the honour fee in ANZ Retail, offsetting volume driven growth in fees in Institutional.

•      Other operating income was $43 million higher with an additional two months contribution from NBNZ ($15 million), profit on sale of NBNZ Life ($14 million after tax) and increased income from private equity transactions.

•      Operating expenses increased $215 million including an additional two months contribution from NBNZ ($115 million including goodwill amortisation) and an increased integration spend ($34 million).  An increased investment in front-line staff and integration has resulted in staff numbers increasing by 8%.

•      Provision for doubtful debts reduced by $10 million with increased lending volumes being offset by the revision of expectedloss factors in NBNZ following further analysis of loss history and an increased proportion of low risk residential and rural lending.  Increased net specific provisions and non-accrual loans result largely from two corporate accounts and exposures to the apple and pear export industry.

Comparison with March 2005 half

Profit after tax reduced by 4% with an increased integration spend and a $2 million reduction in Institutional offsetting increased profit in UDC ($3 million).  The New Zealand Businesses result was flat.  The Institutional result includes a reduction in profit related to non-continuing structured finance activities.  The impact of exchange rate movements was negligible.

•      Net interest income increased 1%.  Lending volumes increased 7% with 6% growth in New Zealand Businesses and 16% growth in Institutional offset by a reduction in UDC of 7%.  Net interest margins have reduced 11 basis points reflecting the impact of the mortgage price war, migration from fixed to floating loans and growth in higher cost funding sources partially offset by a net benefit from wholesale rates with increased earnings on the investment of capital and rate insensitive deposits.

•      Fee income increased 4% as a result of increased lending volumes generally and growth in Institutional offset by competitive discounting of loan approval fees and the restructured honour fee in ANZ Retail.

•      Other operating income increased 39% as a result of the $14 million after tax profit on sale of the NBNZ Life businesses, growth in New Zealand Businesses resulting from higher commissions from INGA, and the impact in UDC of aligning the revenue recognition in New Zealand FleetPartners with Group policies. These were partly offset by the write-down of a private equity investment in Institutional.

•      Operating costs increased 10% driven by a 3% increase in staff (largely frontline) and an increased integration spend.

•      Provision for doubtful debts reduced 2% with volume growth offset by an increased proportion of lower risk housing loans.  Net specific provisions increased largely as a result of two corporate accounts and exposure to the apple and pear export industry.

Asia Pacific

Elmer Funke Kupper

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%

Net interest income	119	102	17%	221	224	-1%
Fee income	63	55	15%	118	110	7%
Other operating income	88	79	11%	167	150	11%
Operating income	270	236	14%	506	484	5%
Operating expenses	(125)	(114)	10%	(239)	(209)	14%
Profit before debt provision	145	122	19%	267	275	-3%
Provision for doubtful debts	(16)	(15)	7%	(31)	(34)	-9%
Income tax expense	(28)	(22)	27%	(50)	(47)	6%
Outside equity interests	(1)	(1)	0%	(2)	(3)	-33%
Net profit attributable to members of the Company	100	84	19%	184	191	-4%
Operating expenses(1) to operating income	45.6%	47.9%	-5%	46.6%	42.6%	9%
Net specific provision	(9)	(15)	-40%	(24)	(19)	26%
Net non-accrual loans	27	21	29%	27	22	23%
Total employees	2,432	2,275	7%	2,432	2,221	10%

(1)  This excludes goodwill amortisation of $3 million (2004 full year: $3 million; Sep 2005 half: $2 million; Mar 2005 half: $1 million)

2005 result

Profit after tax decreased 4%, with 2004 including adjustments to equity accounted earnings (refer page 45).  Core business performance improved by 17%.  The appreciation of the AUD suppressed profit growth by 2% ($3 million).

Excluding exchange rate movements:

•      Net interest increased 3% with strong growth in lending volumes largely offset by the impact of the structural change in the interest rate environment in PNG, with average Treasury Bill rates falling by approximately 600 basis points in the March 2005 half.  Stronger trade volumes in Asia were offset by reduced Treasury earnings in Singapore.

•      Fee income increased 12% with higher transaction volumes in Corporate & Structured Financing, Trade & Transaction Services and Cards in Asia and higher lending volumes in the Pacific.

•      Other external operating income increased 12% with ANZ’s strong market position in the Asia Pacific region increasing foreign exchange earnings.  This was partly offset by reduced equity accounting adjustments in PT Panin Bank.

•      Operating expenses increased 18% with costs associated with building partner relationships in China, Vietnam and Cambodia, centralisation of regional operations in Fiji and the increase in specialist resources in Asia.

•      Provision for doubtful debts reduced by 2% largely due to the focus on lower risk trade transactions in Asia.  The increase in net specific provisions is a result of provisioning for one large account.

•      Income tax expense increased, despite lower profit before tax, largely as a result of a tax credit arising from the repayment of foreign currency loans upon the exercise of options in PT Panin in 2004.

Comparison with March 2005 half

Profit after tax increased 19%.  Operating income increased 14% with strong asset growth across all geographies, improved foreign exchange earnings in the Pacific and increased fee income in Asia.  The first half year was impacted by lower Treasury earnings in Singapore.  Operating expenses increased by 10% as investments were made to progress partnerships in Cambodia, China and Vietnam, together with the addition of specialists product skills in Asia.  The impact of exchange rate movements was immaterial.

Other

	Half year	Half year	Movt Sep 05	Full year	Full year	Movt Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%

Net interest income	89	103	-14%	192	209	-8%
Fee income	46	53	-13%	99	124	-20%
Other operating income	37	22	68%	59	39	51%
Operating income	172	178	-3%	350	372	-6%
Operating expenses	(55)	(63)	-13%	(118)	(138)	-14%
Profit before debt provision	117	115	2%	232	234	-1%
Provision for doubtful debts	(8)	(12)	-33%	(20)	(36)	-44%
Income tax expense	(33)	(32)	3%	(65)	(53)	23%
Net profit attributable to members of the Company	76	71	7%	147	145	1%
Operating expenses to operating income	32.0%	35.4%	-10%	33.7%	37.1%	-9%
Net specific provision	32	(6)	large	26	(19)	large
Net non-accrual loans	46	43	7%	46	169	-73%
Total employees	987	912	8%	987	903	9%

2005 result

Profit after tax increased 1%.  Excluding the impact of exchange rates, profit increased by 7%.  Significant influences on the result were:

•      Net interest income decreased 8%.  Higher earnings on capital following interest rate increases and higher earnings on funds lent to New Zealand were offset by a decline in Institutional following the sale of the London headquartered project finance business and the continued strategy to de-risk the overseas portfolios.  A reduction of $9 million in Markets due to the increased cost of funding derivative positions was offset by an increase in other operating income.

•      Fee income reduced 20% following the sale of the project finance businesses.

•      Other operating income increased 51% mainly due to the profit on sale of the project finance businesses ($4 million) and a $14 million increase in Markets.

•      Operating expenses decreased 14% as a result of the sale of the project finance business, predominantly personnel expenses.  Reductions in staff numbers resulting from the sale of the project finance business were offset by increases in technology staff in India, however, the increased costs in India were charged to other businesses.

•      Provision for doubtful debts decreased 44% as a result of the sale of the project finance business and the reduction in exposure to the US and UK Power sectors.  The credit to specific provisions resulted from the recovery of several bad debts previously provided for.  Net non-accrual loans reduced as a result of the realisation of two large power exposures in America and the sale of the project finance business.

•      Income tax expense increased by 23% due mainly to the release in 2004 of a $7 million tax provision relating to prior year tax expense in the US.

Comparison with March 2005 half

Profit after tax increased 7%.  The impact of exchange rates was immaterial.  Net interest income decreased by 14% due largely to the increased funding cost of derivative positions in Markets, which is offset in other income.  Fee income decreased by 13% following the sale of the London headquartered project finance business.  Other income increased 68% with the increased income in Markets referred to above offset by the one off impact of the profit on the sale of the project finance business in the March half.  Operating expenses decreased 13% due a reduction in costs in discontinued businesses.  Provision for doubtful debts decreased by 33% driven by the continued strategy to de-risk the overseas portfolios.  The credit to net specific provisions resulted from bad debt recoveries.

FIVE YEAR SUMMARY

2005	2004	2003	2002	2001
$M	$M	$M	$M	$M
Statement of Financial Performance
Net interest income	5,798	5,254	4,311	4,018	3,833
Other operating income	3,552	3,391	2,808	2,970	2,573
Operating expense	(4,515)	(4,026)	(3,228)	(2,905)	(3,092)
Provision for doubtful debts	(580)	(632)	(614)	(860)	(531)
Profit before income tax	4,255	3,987	3,277	3,223	2,783
Income tax expense	(1,234)	(1,168)	(926)	(898)	(911)
Outside equity interest	(3)	(4)	(3)	(3)	(2)
Net profit attributable to shareholders of the Company	3,018	2,815	2,348	2,322	1,870
Statement of Financial Position
Assets	293,185	259,345	195,591	183,105	185,493
Net assets	19,488	17,925	13,787	11,465	10,551
Ratios
Return on average ordinary equity(1)	17.3%	18.1%	20.6%	23.2%	20.2%
Return on average ordinary equity(1) excluding significant items(2) and
NBNZ incremental integration costs(3)	17.5%	17.8%	20.6%	21.6%	20.2%
Return on average ordinary equity(1) excluding goodwill amortisation, notional goodwill, significant items(2) and NBNZ incremental integration costs(3)	18.8%	19.1%	21.2%	22.0%	20.4%
Return on average assets	1.1%	1.2%	1.2%	1.3%	1.1%
Tier 1 capital ratio	6.9%	6.9%	7.7%	7.9%	7.5%
Operating expenses(4) to operating income	46.4%	44.9%	45.1%	41.3%	48.0%
Operating expenses(4) to operating income excluding significant items(2) and NBNZ incremental integration costs(3)	45.6%	45.3%	45.1%	46.0%	48.0%
Shareholder value - ordinary shares
Total return to shareholders (share price movement plus dividends)	32.6%	17.0%	6.7%	15.3%	26.2%
Market capitalisation	43,834	34,586	27,314	26,544	23,783
Dividend (100% Franked)	110 cents	101 cents	95 cents	85 cents	73 cents
Share price(5)
- high	$24.45	$19.44	$18.45	$19.70	$16.71
- low	$19.02	$15.94	$15.01	$15.23	$12.63
- closing	$24.00	$19.02	$17.17	$16.88	$15.28
Share information (per fully paid ordinary share)
Earnings per share - basic(5)	160.9	c	153.1	c	142.4	c	141.4	c	112.7	c
Dividend payout ratio	68.4%	67.5%	64.2%	57.8%	62.0%
Net tangible assets	$8.05	$7.51	$7.49	$6.58	$5.96
Number of fully paid ordinary shares on issue (millions)	1,826.4	1,818.4	1,521.7	1,503.9	1,488.3
Other information
Permanent employees (FTEs)	29,471	27,383	21,586	21,380	21,403
Temporary employees (FTEs)	1,505	1,372	1,551	1,102	1,098
Total employees	30,976	28,755	23,137	22,482	22,501
Points of representation	1,223	1,190	1,019	1,018	1,056
Number of shareholders(6)	263,467	252,072	223,545	198,716	181,667

(1)	Average ordinary shareholders’ equity excludes outside equity interests
(2)

In 2005 ANZ has classified $14 million after tax profit on the sale of NBNZ life businesses as a significant item. In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion accounts, $84 million net profit after tax and $36 million dividends arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(3)

In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(4)	Operating expenses excludes goodwill amortisation of $179 million (2004: $146 million; 2003: $18 million; 2002: $20 million; 2001: $17 million)
(5)	September 2003 and prior periods adjusted for the bonus element of the rights issue
(6)	Excludes employees whose only ANZ shares are held in trust under ANZ employee share schemes

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Australia and New Zealand Banking Group Limited

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER DISCLOSURES

Full year ended
30 September 2005

CONSOLIDATED FINANCIAL STATEMENTS – TABLE OF CONTENTS

Consolidated Statement of Financial Performance

Consolidated Statement of Financial Position

Consolidated Statement of Changes in Equity

Consolidated Statement of Cash Flows

Notes to Financial Statements

1.	Accounting policies

2.	Income

3.	Operating expenses

4.	Income tax expense

5.	Dividends

6.	Earnings per share

7.	Net loans and advances

8.	Impaired assets

9.	Provision for doubtful debts

10.	Loan capital

11.	Share Capital

12.	Capital adequacy

13.	Average balance sheet and related interest

14.	Interest spreads and net interest average margins

15.	Derivative financial instruments

16.	Contingent liabilities and contingent assets

17.	Note to the Statement of Cash Flows

18.	Changes in composition of the Group

19.	Associates, joint venture entities and investments

20.	Exchange rates

21.	Significant events since balance date

Appendix 4E Statement

Definitions

Alphabetical Index

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

		Half	Half	Movt	Full	Full	Movt
		year	year	Sep 05	year	year	Sep 05
	Note	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
		$M	$M	%	$M	$M	%
Total income	2	10,998	9,981	10%	20,979	17,508	20%
Interest income		9,150	8,277	11%	17,427	14,117	23%
Interest expense		(6,205)	(5,424)	14%	(11,629)	(8,863)	31%
Net interest income	2	2,945	2,853	3%	5,798	5,254	10%
Other operating income	2	1,848	1,704	8%	3,552	3,391	5%
Operating income		4,793	4,557	5%	9,350	8,645	8%
Operating expenses	3	(2,315)	(2,200)	5%	(4,515)	(4,026)	12%
Profit before debt provision		2,478	2,357	5%	4,835	4,619	5%
Provision for doubtful debts	9	(296)	(284)	4%	(580)	(632)	-8%
Profit before income tax		2,182	2,073	5%	4,255	3,987	7%
Income tax expense	4	(637)	(597)	7%	(1,234)	(1,168)	6%
Profit after income tax		1,545	1,476	5%	3,021	2,819	7%
Net profit attributable to outside equity interest		(2)	(1)	100%	(3)	(4)	-25%
Net profit attributable to shareholders of the Company		1,543	1,475	5%	3,018	2,815	7%

Currency translation adjustments, net of hedges after tax		(159)	(284)	-44%	(443)	233	large
Total adjustments attributable to shareholders of the company recognised directly into equity		(159)	(284)	-44%	(443)	233	large
Total changes in equity other than those resulting from transactions with shareholders as owners		1,384	1,191	16%	2,575	3,048	-16%
Earnings per ordinary share (cents)
Basic	6	82.0	78.8	4%	160.9	153.1	5%
Diluted		80.4	76.9	5%	157.5	149.7	5%
Dividend per ordinary share (cents)	5	59	51	16%	110	101	9%
Net tangible assets per ordinary share ($)		8.05	7.69	5%	8.05	7.51	7%

The notes appearing on pages 61 to 96 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

					Movt	Movt
		As at	As at	As at	Sep 05	Sep 05
	Note	Sep 05	Mar 05	Sep 04	v. Mar 05	v. Sep 04
		$M	$M	$M	%	%
Assets
Liquid assets		11,600	8,855	6,363	31%	82%
Due from other financial institutions		6,348	6,428	4,781	-1%	33%
Trading securities(1)		6,285	6,108	5,478	3%	15%
Investment securities		6,941	6,745	7,746	3%	-10%
Net loans and advances	7	230,952	218,558	204,962	6%	13%
Customer’s liability for acceptances		13,449	12,922	12,466	4%	8%
Regulatory deposits		159	143	176	11%	-10%
Shares in associates and joint venture entities		1,872	1,764	1,960	6%	-4%
Deferred tax assets		1,337	1,234	1,454	8%	-8%
Goodwill(2)		2,898	3,118	3,269	-7%	-11%
Other assets(3),(4)		9,903	10,493	9,158	-6%	8%
Premises and equipment		1,441	1,481	1,532	-3%	-6%
Total assets		293,185	277,849	259,345	6%	13%
Liabilities
Due to other financial institutions		12,027	10,056	7,349	20%	64%
Deposits and other borrowings		185,693	180,410	168,557	3%	10%
Liability for acceptances		13,449	12,922	12,466	4%	8%
Income tax liabilities		1,797	1,715	1,914	5%	-6%
Payables and other liabilities(4)		11,607	12,431	14,212	-7%	-18%
Provisions		914	865	845	6%	8%
Bonds and notes		39,073	32,321	27,602	21%	42%
Loan capital(5)	10	9,137	8,121	8,475	13%	8%
Total liabilities		273,697	258,841	241,420	6%	13%
Net assets		19,488	19,008	17,925	3%	9%
Shareholders’ equity
Ordinary share capital		8,074	8,028	8,005	1%	1%
Preference share capital		1,858	1,858	987	0%	88%
Reserves		136	295	579	-54%	-77%
Retained profits		9,393	8,809	8,336	7%	13%
Share capital and reserves attributable to shareholders of the Company		19,461	18,990	17,907	2%	9%
Outside equity interests		27	18	18	50%	50%
Total shareholders’ equity		19,488	19,008	17,925	3%	9%

Derivative financial instruments	15
Contingent liabilities and contingent assets	16

(1)       Includes bills held in portfolio $1,182 million (Mar 2005: $1,395 million; Sep 2004: $1,875 million)

(2)       Excludes notional goodwill in equity accounted entities, mainly $711 million included in the net carrying value of INGA
(Mar 2005: $733 million; Sep 2004: $754 million)

(3)       Includes interest revenue receivable $1,441 million (Mar 2005: $1,520 million; Sep 2004: $1,568 million)

(4)       Other assets includes life insurance assets of $nil (Mar 2005: $50 million; Sep 2004: $65 million). Payables and other liabilities includes policy holder liabilities of $nil (Mar 2005: $31 million; Sep 2004: $30 million)

(5)       Includes $1,443 million (Mar 2005: $1,425 million; Sep 2004: $1,535 million) hybrid loan capital that qualifies for Tier 1 capital as defined by the Australian Prudential Regulation Authority

The notes appearing on pages 61 to 96 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Share capital
Balance at start of period	9,886	8,992	10%	8,992	6,387	41%
Ordinary shares
Rights issue	—	—	n/a	—	3,562	-100%
Dividend reinvestment plan	75	78	-4%	153	135	13%
Group employee share acquisition scheme	2	14	-86%	16	47	-66%
Group share option scheme	56	48	17%	104	86	21%
Group share buyback	(87)	(117)	-26%	(204)	—	n/a
Preference shares
New preference share issues	—	871	-100%	871	—	n/a
Redemption of preference shares	—	—	n/a	—	(1,225)	-100%
Total share capital	9,932	9,886	0%	9,932	8,992	10%
Foreign currency translation reserve
Balance at start of period	(66)	218	large	218	(239)	large
Currency translation adjustments, net of hedges after tax	(159)	(284)	-44%	(443)	233	large
Transfer from general reserve	—	—	n/a	—	224	-100%
	(225)	(66)	large	(225)	218	large
General reserve
Balance at start of period	181	181	0%	181	239	-24%
TrUEPrs preference share gain on buy back	—	—	n/a	—	180	-100%
Transfer (to) from retained profits/FCTR	—	—	n/a	—	(238)	-100%
	181	181	0%	181	181	0%
Asset revaluation reserve	31	31	0%	31	31	0%
Capital reserve	149	149	0%	149	149	0%
Total reserves	136	295	-54%	136	579	-77%
Retained profits
Balance at start of period	8,809	8,336	6%	8,336	7,203	16%
Net profit attributable to shareholders of the Company	1,543	1,475	5%	3,018	2,815	7%
Total available for appropriation	10,352	9,811	6%	11,354	10,018	13%
Transfers from (to) reserves	—	—	n/a	—	14	-100%
Ordinary share dividends provided for or paid	(913)	(964)	-5%	(1,877)	(1,598)	17%
Preference share dividends paid	(46)	(38)	21%	(84)	(98)	-14%
Retained profits at end of period	9,393	8,809	7%	9,393	8,336	13%
Total shareholders’ equity attributable to shareholders of the Company	19,461	18,990	2%	19,461	17,907	9%

The notes appearing on pages 61 to 96 form an integral part of these financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

		Half	Half	Full	Full
		year	year	year	year
		Sep 05	Mar 05	Sep 05	Sep 04
		Inflows	Inflows	Inflows	Inflows
Cash flows from operating activities	Note	(Outflows)	(Outflows)	(Outflows)	(Outflows)
		$M	$M	$M	$M
Interest received		9,169	8,699	17,868	14,515
Dividends received		106	38	144	3
Fees and other income received		2,221	1,095	3,316	3,257
Interest paid		(6,003)	(5,411)	(11,414)	(8,258)
Personnel expenses paid		(1,285)	(1,213)	(2,498)	(2,110)
Premises expenses paid		(186)	(181)	(367)	(312)
Other operating expenses paid		(1,094)	(1,050)	(2,144)	(2,093)
Income taxes paid
Australia		(294)	(278)	(572)	29
Overseas		(305)	(195)	(500)	(276)
Net GST paid		24	(6)	18	(19)
Net (increase) decrease in trading securities		(183)	(638)	(821)	514
Net cash provided by operating activities	17	2,170	860	3,030	5,250
Cash flows from investing activities
Net decrease (increase)
Liquid assets - greater than three months		(358)	(370)	(728)	(325)
Due from other financial institutions		(358)	(13)	(371)	522
Regulatory deposits		(19)	24	5	(76)
Loans and advances		(13,365)	(15,423)	(28,788)	(22,757)
Shares in associates and joint venture entities		(86)	243	157	(35)
Investment securities
Purchases		(7,603)	(9,585)	(17,188)	(14,411)
Proceeds from sale or maturity		7,394	10,462	17,856	11,701
Controlled entities and associates
Purchased (net of cash acquired)		(149)	—	(149)	(3,224)
Proceeds from sale (net of cash disposed)		144	—	144	—
Premises and equipment
Purchases		(170)	(155)	(325)	(300)
Proceeds from sale		81	5	86	53
Other		255	(1,975)	(1,720)	1,735
Net cash (used in) investing activities		(14,234)	(16,787)	(31,021)	(27,117)
Cash flows from financing activities
Net (decrease) increase
Due to other financial institutions		2,080	2,892	4,972	(272)
Deposits and other borrowings		5,802	14,054	19,856	11,216
Payables and other liabilities		(652)	(687)	(1,339)	(1,061)
Bonds and notes
Issue proceeds		9,649	8,319	17,968	14,181
Redemptions		(2,396)	(2,629)	(5,025)	(4,100)
Loan capital
Issue proceeds		1,225	—	1,225	2,694
Redemptions		(93)	—	(93)	(368)
Decrease in outside equity interests		8	—	8	(1)
Dividends paid		(884)	(924)	(1,808)	(1,561)
Share capital issues		58	62	120	3,695
Share capital buyback		(87)	(117)	(204)	—
Euro Hybrid preference share issue		—	875	875	—
Euro Hybrid issues costs		—	(4)	(4)	—
Preference share buyback		—	—	—	(1,045)
Net cash provided by financing activities		14,710	21,841	36,551	23,378
Net cash provided by operating activities		2,170	860	3,030	5,250
Net cash (used in) investing activities		(14,234)	(16,787)	(31,021)	(27,117)
Net cash provided by financing activities		14,710	21,841	36,551	23,378
Net (decrease) increase in cash and cash equivalents		2,646	5,914	8,560	1,511
Cash and cash equivalents at beginning of period		11,696	7,854	7,854	7,315
Foreign currency translation on opening balances		(640)	(2,072)	(2,712)	(972)
Cash and cash equivalents at end of period	17	13,702	11,696	13,702	7,854

The notes appearing on pages 61 to 96 form an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS

1.                    Accounting policies

These consolidated financial statements:

•                  should be read in conjunction with any public announcements made by the Parent Entity and its controlled entities (the Group) for the year ended 30 September 2005 in accordance with the continuous disclosure obligations under the Corporations Act 2001 (as amended);

•                  are made out in accordance with the Corporations Act 2001 (as amended), ASX listing rules, applicable Accounting Standards, Urgent Issues Group Consensus Views, the Corporations Regulations 2001, and other mandatory reporting requirements;

•                  do not include all notes of the type normally included in the annual financial report; and

•                  have been prepared in accordance with the historical cost convention, as modified by the revaluation of trading instruments and the deemed cost of properties.

Where necessary, amounts shown for previous periods have been reclassified to facilitate comparison.

The accounting policies followed in preparing these consolidated financial statements are the same as those to be applied in the 30 September 2005 Annual and Financial Reports.  The accounting policies are consistent with those of the previous financial year.

Details of critical accounting policies are shown on pages 31 to 33.  Details of the impact of adopting the Australian equivalents to International Financial Reporting Standards that have been identified as significant to the Group are detailed below.

Key impacts of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)

Management of the Group’s transition to AIFRS

For reporting periods commencing 1 October 2005, the Group is required to prepare financial statements using Australian Equivalents to International Financial Reporting Standards (AIFRS), issued by the Australian Accounting Standards Board.

On 1 October 2005, the Group commenced application of AIFRS, covering all financial systems and records.  The Group will report for the first time in compliance with AIFRS when the results for the half year ending 31 March 2006 are released.

The Group is required to prepare an opening balance sheet in accordance with AIFRS as at 1 October 2004.  Most accounting policy adjustments to retrospectively apply AIFRS will be made against retained earnings in this opening balance sheet. However, transitional adjustments relating to those standards for which comparatives are not required will only be made on 1 October 2005.  The standards are AASB 132: `Financial Instruments: Disclosure and Presentation’, AASB 139:  `Financial Instruments: Recognition and Measurement’, and AASB 4: `Insurance Contracts’.

Impact of transition to AIFRS

The key impacts identified below are based on accounting policy decisions and known interpretations of AIFRS current at the date of this financial report. Further developments in AIFRS attributable to:

•                  new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board; or

•                  additional guidance on the application of AIFRS to the financial services industry; or

•                  changes to the Group’s operations,

if any, may result in changes to accounting policy decisions made to date and, consequently, the likely impacts outlined below.  Any such changes will be reflected within the Group’s first AIFRS compliant financial report for the half year ending 31 March 2006, or a later financial report as appropriate.

The key impacts identified below are separated between those applicable for the comparative financial year (i.e. from
1 October 2004), and those applicable from 1 October 2005.  The table contains forward looking statements and is subject to the qualifications set out on the contents page.

All amounts are stated on an after tax basis, unless otherwise stated.

Issues with effective impact from 1 October 2004

(i)	Goodwill No initial impact on retained earnings Potential volatility in future earnings

The adoption of AIFRS does not impact the carrying amount of goodwill on transition as the Group has elected not to restate past business combinations. Under AIFRS, the past practice of systematically amortising goodwill over the expected period of benefit ceases and is replaced by impairment testing annually or more frequently if events or circumstances indicate that goodwill might be impaired. As a result, the Group amortisation expense for the AIFRS comparative financial year ended 30 September 2005 will decrease by $224 million (including notional INGA goodwill of $43 million).

(ii)	Defined benefits superannuation plan Initial reduction in retained earnings Actuarial movements through retained earnings

On adoption of AASB 119: ‘Employee Benefits’, surpluses (assets) and/or deficits (liabilities) that arise within defined benefit superannuation schemes will be recognised in the Statement of Financial Position.

Under AGAAP, the Group accounts for the defined benefit superannuation schemes on a cash basis and does not currently recognise an asset or liability for the net position of the defined benefit superannuation schemes.

The Group has elected to apply the option available under AASB 119 to recognise actuarial gains and losses in the Statement of Financial Position (i.e. the `direct to retained earnings’ approach). The non-cash expense reflecting the notional cost of the benefits accruing to members of the defined benefit schemes in respect of service provided over the reporting period is charged to the Statement of Financial Performance. All transitional adjustments and ongoing movements reported for each scheme will be actuarially determined in accordance with AASB 119.

At 1 October 2004, the Group will recognise a net liability position of $142 million after recognising a net deferred tax asset of $56 million which will be applied against retained earnings.

For the AIFRS comparative year ended 30 September 2005, a $35 million adjustment will be made to retained earnings to recognise a decrease in the Group’s pension liability, representing largely a net actuarial gain. The impact on the Statement of Financial Performance of moving from a contributions basis to a service cost basis is not expected to be material.

(iii)	Share based payments

The Group currently recognises immediately an expense equal to the full fair value of all deferred shares issued as part of the short term and long term incentive arrangements. The deferred shares vest over one to three years and may be forfeited under certain conditions. The Group does not currently recognise an expense for options issued to staff or for shares issued under the $1,000 employee share plan.

Initial reduction in shareholders’ equity Higher ongoing expenses

On adoption of AASB 2: ‘Share-based Payment’, the Group will recognise an expense for all share based remuneration, including deferred shares and options, and will recognise this expense over the relevant vesting period.

The Group has elected to retrospectively apply AASB 2 to share based payments granted prior to 7 November 2002 and which remained unvested as at 1 October 2004.

On 1 October 2004, this change in accounting policy will result in:

•                  the establishment of a share options reserve of $43 million to reflect the fair value of options granted to employees;

•                  a reduction in paid up capital of $49 million, in order to reflect the fair value of vested shares;

•                  recognition of a deferred tax liability of $18 million; and

•                  a net decrease to retained earnings of $12 million.

For the AIFRS comparative year ended 30 September 2005, the impact of the change is expected to be:

•                  an increase in the share options reserve of $23 million;

•                  an increase in paid up capital of $41 million; and

•                  a decrease in profit after tax of $64 million.

(iv)	Fee revenue - financial service fees recognised over the period of service Initial reduction in retained earnings

Under AASB 118: ‘Revenue’, certain service type fees (such as administration fees) will be deferred and amortised over the period of service. On 1 October 2004, $3 million of fees that have previously been recognised in the Statement of Financial Performance will be recognised as a liability in the Statement of Financial Position, with a corresponding reduction to retained earnings. For the AIFRS comparative year ended 30 September 2005, the impact of this change on the Statement of Financial Performance is expected to be immaterial.

(v)	Securitisation Additional assets/liabilities recognised

AIFRS has introduced new requirements for the recognition of financial assets, including those transferred to a special purpose entity for securitisation. The accounting treatment of existing securitisations has been reassessed. Consequently, some vehicles, which were previously not consolidated, are being consolidated by the Group. This will result in an increase in assets and liabilities recorded within the Statement of Financial Position of $4.9 billion as at 1 October 2004 for the Group.

Vehicles set up for assisting customers securitise their own assets will continue to not be consolidated under AIFRS.

For the comparative AIFRS year ended 30 September 2005, the Group will recognise a decrease of $400 million in both assets and liabilities, reflecting the net impact of repayment and securitisation of new assets during the year.

Within the Statement of Financial Performance, income and expenses will be increased to recognise the income and expense items recorded within these vehicles. The overall impact on net profit is expected to be immaterial.

(vi)	Foreign currency translation reserve Initial increase in retained earnings, no change to shareholders’ equity

The Group has elected to apply the option under AASB 121: ‘The Effects of Changes in Foreign Exchange Rates’, to reset amounts recorded within the Foreign currency translation reserve to zero. On 1 October 2004, adopting this election will result in an increase in retained earnings of $218 million for the Group.

(vii)	Asset revaluation reserve - balance relating to land and buildings Initial increase in retained earnings, no change to shareholders’ equity

The Group has elected to apply the option under AASB 1: ‘First time Adoption of Australian Equivalents to International Financial Reporting Standards’, to recognise the value of Land and Buildings at deemed cost. As a result, the Group Asset revaluation reserve of $31 million and relating to Land and Buildings will be reset to zero as at 1 October 2004 and adjusted against retained earnings.

(viii)	Taxation Change in methodology Immaterial impacts

Under AASB 112: ‘Income taxes’, a balance sheet method of tax effect accounting will be adopted, replacing the ‘Statement of Financial Performance’ approach currently used by the Group.

Income tax expense comprises current and deferred taxes, with income tax expense recognised in the Statement of Financial Performance, or recognised in equity to the extent that it relates to items recognised directly in equity.

Deferred tax is calculated using the balance sheet method by determining temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the tax base of those assets and liabilities as used for taxation purposes.

At 1 October 2004, an additional net deferred tax asset of $14 million will be recognised with a corresponding increase to retained earnings.

(ix)	Intangible assets–software No impact on earnings Reclassification only

Capitalised software assets will be reclassified from Premises and Equipment to a separately identifiable intangible asset on transition to AIFRS. For the Group, this will result in a reclassification of $430 million as at 1 October 2004. There will be no impact on the Statement of Financial Performance.

(x)	Business combinations No impact

At 1 October 2004, the Group has elected under AASB 1: ‘First time Adoption of Australian Equivalents for International Financial Reporting Standards’, to not restate the classification and accounting treatment of business combinations that occurred prior to 1 October 2004.

(xi)	Credit Loss Provisioning Initial increase in retained earnings Volatility in future earnings

AASB 139: ‘Financial Instruments: Recognition and Measurement’ adopts an incurred loss approach for credit loss provisioning and provides guidance on the measurement of incurred losses. Provisions are raised for losses that have already been incurred for exposures that are known to be impaired. The estimated losses on these impaired exposures are then discounted to their present value. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the Statement of Financial Performance as interest income.

The current General Provision in the Statement of Financial Position will be replaced on adoption of AIFRS by a Collective Provision.

Exposures not individually known to be impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for losses that have been incurred, but not identified yet. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The Collective Provision under AIFRS shares the same underlying measurement objectives as the current General Provision. However, as a result of the application of a new estimation methodology, certain judgemental risk measures have changed.

The Group believes that the resulting Collective Provision, while lower than the current General Provision, comfortably falls within the probable range of losses that have been incurred but not identified in our portfolio.

On adoption of AIFRS, the current Economic Loss Provisioning (ELP) charge to profit will be replaced by a charge for individual provisions on impaired exposures together with a charge for movements in the Collective Provision.

As a result of these changes:

•                  at 1 October 2005, there will be a reduction of $6 million to retained earnings relating to individual provisions on impaired exposures as a result of discounting estimated future cash flows;

•                  at 1 October 2005, the Collective Provision will be $307 million less than the AGAAP General Provision. After tax, this will result in an increase to retained earnings of $197 million at 1 October 2005. Due to current uncertainty around AIFRS accounting interpretations and the development of Australian industry practice in this area, this Collective Provision on impaired exposures may be subject to further refinement;

•                  individual provisions and movements in the Collective Provision will be charged direct to the Statement of Financial Performance, driving increased earnings volatility for the Group; and

•                  movements in the Collective Provision will be driven by changes in the Group’s portfolio size, portfolio mix, credit risk and economic cycles.

(xii)	Fee revenue - financial service fees recognised as an adjustment to yield Initial reduction in retained earnings

Under AASB 139: ‘Financial Instruments: Recognition and Measurement’, fee income (such as loan approval fees) integral to the yield of an originated financial instrument (such as loans and advances measured at amortised cost), net of any direct incremental costs, will be capitalised and deferred over the expected life of the financial instrument.

On 1 October 2005, certain fees that have previously been recognised in the Statement of Financial Performance, will be deferred and recognised against net loans and advances in the Statement of Financial Position with a corresponding reduction to retained earnings. The impact will be $266 million for the Group. The annual impact on net profit from this change is not expected to be material. However, there will be an increase in interest income (offset by a reduction in fee income) and a reclassification to interest earning assets of customers liabilities for acceptances of $13.4 billion.

(xiii)	Derivative financial

Under AIFRS, all derivative financial instruments, including those used as hedging instruments, will be measured at fair value and recognised in the Statement of Financial Position. This will require an adjustment to reflect the market value of counterparty risk in the fair value of derivatives. This will result in a decrease in retained earnings of $24 million at 1 October 2005. (Under AGAAP, counterparty risk is notionally allowed for as part of the General Provision.)

At 1 October 2005, recognition of the fair value of derivatives relating to securitisation vehicles and structured finance transactions will reduce retained earnings by $64 million. The Group continues to evaluate hedging relationships and effectiveness for certain structured finance transactions, which may introduce volatility within the Statement of Financial Performance. Accordingly, the likely AIFRS impact cannot be reliably estimated at present.

AIFRS permits hedge accounting (if certain criteria are met) for fair value hedges, cash flow hedges and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where prospective and retrospective effectiveness tests are met and the hedge relationship has been adequately documented. Ineffectiveness precludes the use of hedge accounting. The Group uses cash flow and fair value hedging in respect of its interest rate risk exposures.

As at 1 October 2005, the Group has designated certain fair value and cash flow hedges and financial liabilities as fair value through profit and loss, resulting in an increase in net assets of $97 million, represented by a decrease in retained earnings of $65 million, and an increase in reserves of $162 million. Any volatility through the Statement of Financial Performance due to hedge ineffectiveness is not expected to be material.

instruments,
including hedging

Initial reduction in
retained earnings

Volatility in future
earnings

New assets and
liabilities recognised

(xiv)	Financial instruments classification and measurement Certain assets reclassified and measured at fair value Initial decrease in retained earnings

Under AIFRS, certain financial assets of the Group currently carried at amortised cost will be either:

•                  reclassified as available for sale, resulting in measurement at fair value with movements being taken to an ‘Available for Sale’ equity reserve; or

•                  reclassified as financial assets held at fair value through the profit and loss, with movements in fair value being taken to the Statement of Financial Performance.

On 1 October 2005, the reclassification of financial assets as either available for sale financial assets or financial assets designated at fair value, will not result in a material adjustment for the Group.

Under AIFRS, most financial liabilities will continue to be recognised at amortised cost and, as a result, there will be no material adjustment to the Statements of Financial Position and Performance.

Financial instruments will be measured under AIFRS at bid or offer prices rather than the current use of mid prices. On 1 October 2005, this change in measurement will result in a decrease to retained earnings of $5 million.

(xv)	Classification of hybrid financial instruments Reclassification of ANZ StEPS from equity to debt

Under AASB 132: ‘Financial Instruments: Disclosure and Presentation’, ANZ StEPS, a hybrid Tier 1 instrument currently treated as equity, will be reclassified as debt. Prepaid issue costs, currently offset against the preference share capital balance, will be capitalised and amortised to interest over a 5 year period from the date of issue.

At 1 October 2005, an amount of $987 million will be transferred from Preference Share Capital to Loan Capital, and capitalised prepaid issue costs of $5 million will have been amortised. Ongoing distributions to the holders of ANZ StEPS will be treated as an interest expense in the Statement of Financial Performance rather than as dividends.

(xvi)	Accounting for INGA

Under AASB 131: ‘Interests in Joint Ventures’, and in line with current policy, the Group is required to equity account for its interest in INGA. The adoption of AIFRS by INGA will result in the following significant measurement and recognition differences to AGAAP:

•                  increased policy liabilities resulting from a change in the discount rates applied in the actuarial calculation of policy liabilities and the separate presentation and change in basis of deferred acquisition costs (largely commissions) previously included within net policy liabilities;

•                  write-off of the excess of the market value over net assets (EMVONA) for INGA’s life insurance controlled entities, which under AIFRS will no longer be recognised, together with a reassessment of other non-allowable intangibles; and

•      initial entry fee income previously taken upfront will be deferred and amortised to income over time.

The Group’s 49% share of INGA’s net AIFRS adjustment is $181 million, thus reducing the Group’s retained earnings and the carrying value of its interest in INGA as at 1 October 2005.

Following the adoption of AIFRS, the Group’s investment in INGA will also be impacted by INGA’s adoption of classifying and measuring its shareholder investments as “available for sale” assets. This change in measurement is likely to result in a reduction in investment return volatility experienced by INGA, as only realised gains and losses will be reported in its net profit.

Initial reduction in retained earnings

(xvii)	Accounting for ING New

On 30 September 2005, ANZ announced its funds management and life insurance joint venture with ING had been extended through the creation of a New Zealand joint venture. The adoption of AIFRS by ING New Zealand is not expected to have a material impact on the Group’s financial statements.

Zealand

Immaterial impacts

Summary of financial impacts

A summary of the material after-tax financial impacts of conversion to AIFRS is set out in the following tables:

•                  Table 1 represents the impact of the transition to AIFRS on shareholders’ equity as at 1 October 2004, for those standards with an effective date of 1 October 2004;

•                  Table 2 sets out the additional impacts on shareholders’equity as at 1 October 2005, including those standards with an effective date of 1 October 2005;

•                  Table 3 sets out the expected comparative adjustment to the result for the year ended 30 September 2005; and

•                  Table 4 sets out our estimated retrospective adjustment to the result for the year ended 30 September 2005 for those impacts that will only be implemented with effect from 1 October 2005.  These numbers have not been audited.

References are provided within the tables to the detailed narrative disclosure in the section above.

Table 1: Shareholders’ equity reconciliation as at 1 October 2004

	Reference	Group
		$M

Total shareholders’equity under AGAAP as at 1 October 2004		17,925

AIFRS 1 October 2004 after tax adjustments to shareholders’ equity Retained earnings impacts:
Initial recognition of defined benefit superannuation plans net obligation	(ii)	(142)
Net adjustment for share based payments	(iii)	(12)
Transfer from foreign currency translation reserve	(vi)	218
Transfer from asset revaluation reserve	(vii)	31
Initial recognition of balance sheet tax effect accounting	(viii)	14
Other		(5)

Foreign currency translation reserve:
Transfer to retained earnings	(vi)	(218)

Asset revaluation reserve:
Transfer to retained earnings	(vii)	(31)

Other reserves and share capital impacts:
Initial recognition of share options reserve	(iii)	43
Decrease in paid up capital in respect of share based payments	(iii)	(49)
Other		2
AIFRS restated shareholders’ equity as at 1 October 2004		17,776

Table 2: Shareholders’ equity reconciliation as at 1 October 2005

	Reference	Group
		$ M

AIFRS restated shareholders’ equity as at 1 October 2004	Table 1	17,776

Other current AGAAP shareholders’ equity movements for the year ended 30 September 2005(1)		(1,455)

AIFRS net profit after tax for the year ended 30 September 2005	Table 3	3,182

AIFRS 1 October 2005 after tax adjustments to shareholders’ equity Retained earnings impacts:
Actuarial movements within defined benefit superannuation plans	(ii)	35
Adjustment to credit loss provision	(xi)	191
Deferral of financial services fees recognised as an adjustment to yield	(xii)	(266)
Adjustment to reflect counterparty risk in the fair value of derivatives	(xiii)	(24)
Recognition of fair value of derivatives(2)	(xiii)	(129)
49% share of INGA joint venture opening AIFRS adjustments	(xvi)	(181)
Other		(12)

Other reserves and share capital impacts:
Movements in share options reserve	(iii)	23
Movement in paid up capital in respect of share based payments	(iii)	41
Hedge accounting adjustment to establish cash flow hedging reserve	(xiii)	162
Reclassification of ANZ StEPS hybrid financial instrument from preference share capital to liabilities	(xv)	(987)
Other		2
AIFRS restated shareholders’ equity as at 1 October 2005		18,358

(1)       Represents movements in Shareholders’ Equity other than profit for the year:

$M
Change in Share Capital	940
Change in Reserves	(443)
Change in Outside Equity Interests	9
Dividends paid	(1,961)
Net adjustment	(1,455)

(2)       Represents the fair value of derivatives relating to securitisation and structured finance transactions of $64 million and $65 million for the fair value of derivatives that no longer meet hedge accounting criteria as well as the impact of designating certain financial liabilities as fair value through the profit and loss

Table 3:              Restatement of AGAAP after tax profit and loss for the year ended 30 September 2005 to an AIFRS comparative basis

	Reference	Group
		$ M

AGAAP net profit after tax for the year ended 30 September 2005

Writeback of goodwill amortisation	(i)	224
Recognition of share based payments expense	(iii)	(64)
Other(1)		4
Total AIFRS after tax adjustments to net profit after tax for the year ended 30 September 2005		164
AIFRS net profit after tax for the year ended 30 September 2005: comparative basis		3,182

(1)       Comprises after tax profit impact for

•                  financial services fees recognised over the period of service,

•                  income and expense items recorded within securitisation vehicles, and

•                  recognition of non-cash pensions expense for defined benefit superannuation plans, net of AGAAP contributions expense

Table 4:              Estimated unaudited impact on net profit after tax for the year ended 30 September 2005 for issues which will be formally implemented with effect from 1 October 2005(1)

	Reference	Group
		$ M

AIFRS net profit after tax for the year ended 30 September 2005: comparative basis Table 3		3,182

Credit loss provisioning	(xi)	16
Derivatives
• Change in fair value - structured finance and securitisation transactions	(xiii)	25
• Hedge ineffectiveness(2)		—
ANZ StEPS hybrid financial instrument distribution treated as interest expense	(xv)	(66)
Other(3)		(6)
Total estimated AIFRS net profit after tax for the year ended 30 September 2005		3,151

(1)       Table 4 sets our the estimated retrospective adjustment to the result for the year ended 30 September 2005 for those issues that will only be implemented with effect from 1 October 2005. These estimates may change. Table 4 is only disclosed as part of our Results Announcement - it does not form part of our audited financial results and thus has not been audited or reviewed by KPMG. In conjunction with Table 3, these estimates are presented in order to give an estimate of the overall impact of IFRS on the Group accounts for the year ended 30 September 2005

(2)       Unable to be reliably estimated for the 2005 year

(3)       Comprises after tax profit impact for

•                  financial services fees recognised as an adjustment to yield

•                  Group’s equity accounted for 49% share of INGA’s earnings, and

•                  financial instrument valuation

2.              Income

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%

Interest income	9,150	8,277	11%	17,427	14,117	23%
Interest expense	(6,205)	(5,424)	14%	(11,629)	(8,863)	31%
Net interest income	2,945	2,853	3%	5,798	5,254	10%

Fee income
Lending	535	508	5%	1,043	1,002	4%
Other	819	754	9%	1,573	1,419	11%
Total fee income	1,354	1,262	7%	2,616	2,421	8%
Other income
Foreign exchange earnings	233	221	5%	454	411	10%
Profit on trading instruments	94	40	large	134	151	-11%
Net profit before tax from the close out of the TrUEPrs swap(1)	—	—	n/a	—	108	-100%
Hedge of TrUEPrS cash flows	—	—	n/a	—	2	-100%
INGA completion account profit(1)	—	—	n/a	—	14	-100%
Gain on sale of NBNZ Life(1)	14	—	n/a	14	—	n/a
Share of joint venture: Profit from INGA joint venture	48	59	-19%	107	97	10%
Share of associates’ profit (net of writeoffs)	20	25	-20%	45	47	-4%
Private equity and infrastructure earnings(2)	5	17	-71%	22	11	100%
Other	80	80	0%	160	129	24%
Total other income	494	442	12%	936	970	-4%
Total other operating income	1,848	1,704	8%	3,552	3,391	5%
Total income	10,998	9,981	10%	20,979	17,508	20%
Profit before income tax as a % of total income	19.8%	20.8%	-5%	20.3%	22.8%	-11%

(1)       Significant items, refer page 12

(2)       Includes earnings from private equity and infrastructure portfolios. Includes share of associates’ profit $5 million (2004 full year: $1 million; Sep 2005 half: $4 million; Mar 2005 half: $1 million) not included in share of associates’ profit above

Interest spread and net interest average margin (%)
Gross interest spread	1.79	1.93	n/a	1.86	2.08	n/a
Interest forgone on impaired assets	(0.01)	(0.01)	n/a	(0.01)	(0.02)	n/a
Net interest spread	1.78	1.92	n/a	1.85	2.06	n/a
Interest attributable to net non-interest bearing items	0.52	0.48	n/a	0.50	0.43	n/a
Net interest average margin	2.30	2.40	n/a	2.35	2.49	n/a
Average interest earning assets ($M)	256,604	239,959	7%	248,304	212,153	17%

3.              Operating expenses

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Personnel
Pension fund	81	80	1%	161	145	11%
Employee entitlements and taxes	103	87	18%	190	149	28%
Salaries and wages	832	793	5%	1,625	1,425	14%
Temporary staff	62	49	27%	111	92	21%
Other	191	171	12%	362	320	13%
Total personnel expenses	1,269	1,180	8%	2,449	2,131	15%
Premises
Depreciation and amortisation	14	13	8%	27	24	13%
Rent	108	105	3%	213	197	8%
Utilities and other outgoings	62	60	3%	122	109	12%
Other	16	16	0%	32	23	39%
Total premises expenses	200	194	3%	394	353	12%
Computer
Computer contractors	34	19	79%	53	25	large
Data communications	29	31	-6%	60	69	-13%
Depreciation and amortisation	120	115	4%	235	242	-3%
Rentals and repairs	35	23	52%	58	59	-2%
Software purchased	58	57	2%	115	115	0%
Other	19	18	6%	37	43	-14%
Total computer expenses	295	263	12%	558	553	1%
Other
Advertising and public relations	82	79	4%	161	130	24%
Amortisation of goodwill	90	89	1%	179	146	23%
Audit fees	3	2	50%	5	5	0%
Depreciation of furniture and equipment	20	23	-13%	43	43	0%
Freight and cartage	23	22	5%	45	41	10%
Non-lending losses, frauds and forgeries	22	40	-45%	62	49	27%
Postage and stationery	57	56	2%	113	111	2%
Professional fees	63	62	2%	125	112	12%
Telephone	25	30	-17%	55	57	-4%
Travel	69	55	25%	124	100	24%
Other	75	75	0%	150	135	11%
Total other expenses	529	533	-1%	1,062	929	14%
Restructuring	22	30	-27%	52	60	-13%
Operating expenses(1)	2,315	2,200	5%	4,515	4,026	12%

Employees (FTE) - Permanent	29,471	28,388	4%	29,471	27,383	8%
Employees (FTE) - Temporary	1,505	1,444	4%	1,505	1,372	10%
Total employees	30,976	29,832	4%	30,976	28,755	8%

(1)       Includes NBNZ incremental integration costs $78 million (2004 full year: $21 million; Sep 2005 half: $53 million; Mar 2005 half: $25 million) refer page 12

4.              Income tax expense

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%

Operating profit before income tax	2,182	2,073	5%	4,255	3,987	7%
Prima facie income tax at 30%	655	622	5%	1,277	1,196	7%
Tax effect of permanent differences
Overseas tax rate differential	7	10	-30%	17	20	-15%
Rebateable and non-assessable dividends	(9)	(14)	-36%	(23)	(20)	15%
Other non-assessable income	(17)	(15)	13%	(32)	(32)	0%
Profit from associated entities and joint venture entities	(20)	(25)	-20%	(45)	(43)	5%
Life insurance accounting	(2)	(3)	-33%	(5)	(4)	25%
Goodwill amortisation	28	28	0%	56	46	22%
Other	(5)	(4)	25%	(9)	7	large
	637	599	6%	1,236	1,170	6%
Income tax (over) under provided in prior years	—	(2)	-100%	(2)	(2)	0%
Total income tax expense on profit	637	597	7%	1,234	1,168	6%
Australia	427	389	10%	816	802	2%
Overseas	210	208	1%	418	366	14%
	637	597	7%	1,234	1,168	6%
Effective tax rate	29.2%	28.8%	1%	29.0%	29.3%	-1%

5.              Dividends

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Dividend per ordinary share(1) (cents)
Interim (fully franked)	n/a	51	n/a	51	47	9%
Final (fully franked)	59	n/a	n/a	59	54	9%

Ordinary share dividend(1),(2)
Interim dividend paid	930	—	n/a	930	850	9%
Final dividend paid	—	983	-100%	983	777	27%
Bonus option plan adjustment(3)	(17)	(19)	-11%	(36)	(29)	24%
Total	913	964	-5%	1,877	1,598	17%

Ordinary share dividend payout ratio(4) (%)	71.9%	64.7%	11%	68.4%	67.5%	1%
Ordinary share dividend payout ratio excluding goodwill, and significant items(5) and NBNZ incremental integration costs(6)	66.0%	59.4%	11%	62.8%	64.1%	-2%

(1)       Excludes preference share dividend

(2)       Dividends recorded when determined

(3)       This relates to prior period dividend payments

(4)       Dividend payout ratio calculated using proposed final dividend of $1,077 million not included in the above table. Dividend payout ratio for 2005 half year calculated using $930 million dividends paid in the September 2005 half. Dividend payout ratio for 2004 full year calculated using $983 million dividends paid in the March 2005 half

(5)       In 2005 ANZ has classified the $14 million profit after tax relating to the gain on sale of the NBNZ Life business as a significant item. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business (refer page 12)

(6)       In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sept 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Preference share dividend(1)
TrUEPrS(2)	—	—	n/a	—	36	-100%
ANZ StEPS(3)	34	32	6%	66	62	6%
Euro Hybrid	12	6	100%	18	n/a	n/a
	46	38	21%	84	98	-14%

Dividend per preference share
TrUEPrS (USD cents)	—	—	n/a	—	20.7	-100%
ANZ StEPS (AUD)	$3.40	$3.18	7%	$6.58	$6.22	3%
Euro Hybrid (EUR)	€14.22	€7.23	97%	€21.45	n/a	n/a

(1)       The US Stapled Trust Security issue, which was issued when TrUEPrS was bought back, is treated as debt, hence distributions are reported as an interest expense and not included in this note

(2)       The 2004 dividend on TrUEPrS is included in significant items. Refer page 12

(3)       StEPS payments are distributions paid to holders which represent interest on unsecured Notes which are stapled to a fully paid preference share

6.              Earnings per share

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Number of fully paid ordinary shares on issue (M)	1,826.4	1,822.7	0%	1,826.4	1,818.4	0%

Basic
Net profit attributable to members of the Company ($M)	1,543	1,475	5%	3,018	2,815	7%
Preference share dividends	46	38	21%	84	98	-14%
Net profit excluding preference share dividends(1)	1,497	1,437	4%	2,934	2,717	8%

Weighted average number of ordinary shares prior to rights issue (M)	—	—	n/a	—	1,521.8	-100%
Weighted average number of ordinary shares issued post rights issue (M)	—	—	n/a	—	10.0	-100%
Weighted average number of ordinary shares issued under rights issue (M)	—	—	n/a	—	232.0	-100%
Weighted average number of shares prior to dilution for rights issue (M)	—	—	n/a	—	1,763.8	-100%

Discount factor based on Theoretical Rights(2)	—	—		—	0.9933
Adjustment for the impact of rights issue (M)	—	—		—	10.3
Adjusted weighted average number of shares (M)	1,824.7	1,822.7		1,823.7	1,774.1

Basic earnings per share(3) (cents)	82.0	78.8	4%	160.9	153.1	5%

Diluted
Net profit attributable to members of the company excluding interest on US Hybrid securities(4) ($M)	1,522	1,460	4%	2,982	2,761	8%

Adjusted weighted average number of shares on issue (M)	1,824.7	1,822.7	0%	1,823.7	1,774.1	3%
Weighted average number of options potentially convertible to shares (M)	9.3	7.7	21%	9.7	6.2	56%
Weighted average number of convertible US Hybrid securities at current market price(4) (M)	60.1	69.1	-13%	60.1	64.5	-7%
Adjusted weighted average number of shares - diluted (M)	1,894.1	1,899.5	0%	1,893.5	1,844.8	3%

Diluted earnings per share(3) (cents)	80.4	76.9	5%	157.5	149.7	5%

Adjusted Basic
Net profit attributable to members of the company(1) ($M)	1,497	1,437	4%	2,934	2,717	8%
Significant items - included in profit after tax(5)	(14)	—	n/a	(14)	(98)	-86%
- preference dividend(5) for TrUEPrS	—	—	n/a	—	36	-100%
NBNZ incremental integration costs(6)	35	17	large	52	14	large
Earnings excluding significant items(5) and NBNZ incremental integration costs(6)	1,518	1,454	4%	2,972	2,669	11%
Earnings per share (cents) excluding significant items(5) and NBNZ incremental integration costs(6)	83.2	79.8	4%	163.0	150.4	8%

Net profit attributable to members of the Company(1) ($M)	1,497	1,437	4%	2,934	2,717	8%
Significant items - included in profit after tax	(14)	—	n/a	(14)	(98)	-86%
- preference dividend(5) for TrUEPrS	—	—	n/a	—	36	-100%
NBNZ incremental integration costs(6)	35	17	large	52	14	large
Goodwill amortisation (excluding NBNZ)(7)	32	30	7%	62	60	3%
Goodwill amortisation - NBNZ	81	81	0%	162	129	26%
Earnings excluding goodwill(7), significant items(5) and NBNZ incremental integration costs(6)	1,631	1,565	4%	3,196	2,858	12%
Earnings per share (cents) excluding goodwill amortisation, significant items(5) and NBNZ incremental integration(6) costs	89.4	85.9	4%	175.2	161.1	9%

(1)       Excludes preference share dividend

(2)       The EPS for 2004 has been adjusted for the bonus element of the rights issue: two rights shares for eleven existing shares issued 28 November 2003 (last trading shares cum rights 28 October 2003). The calculation is as follows:

Market price (ex dividend) on 28 October 2003	$17.63
Theoretical ex rights price	$16.92	($17.63 x 5.5 + $13.00) / 6.5
Discount factor prior to rights issue	0.9597	$16.92 / $17.63
Discount factor for reporting period of rights issue	0.9933	1
		(1 / 0.9597) (59 / 366) + (307 / 366)

(3)       Discounted for rights issue in March 2004

(4)       Interest expense on US Hybrid securities was $72 million (2004 full year: $63 million; Sep 2005 half: $37 million; Mar 2005 half: $35 million). Share price $24.00 at 30 September 2005. Refer Note 10 for details on US Hybrid

(5)       In 2004 ANZ has classified the $14 million profit after tax on settlement of the INGA completion account, $84 million net profit after tax and $35 million dividends arising from the TrUEPrS transaction as significant items. ANZ excludes significant items to eliminate the distorting effect of one-off transactions on the results of its core business

(6)       In 2005 ANZ has incurred $52 million after tax NBNZ incremental integration costs (2004 full year: $14 million; Sep 2005 half: $35 million; Mar 2005 half: $17 million). NBNZ incremental integration costs are excluded to enable analysis of the cost base following completion of the integration

(7)       Includes INGA notional goodwill amortisation

7.              Net loans and advances

				Movt	Movt
	As at	As at	As at	Sep 05	Sep 05
	Sep 05	Mar 05	Sep 04	v. Mar 05	v. Sep 04
	$M	$M	$M	%	%
Australia
Term loans - housing(1)	89,558	84,484	78,660	6%	14%
Term loans - non housing	48,993	46,400	42,056	6%	16%
Lease finance / hire purchase	10,915	10,248	9,760	7%	12%
Overdrafts	5,276	5,101	4,390	3%	20%
Credit cards outstanding	5,434	4,853	4,523	12%	20%
Other	1,575	1,607	1,091	-2%	44%
	161,751	152,693	140,480	6%	15%
New Zealand
Term loans - housing	34,860	33,123	31,519	5%	11%
Term loans - non housing	25,012	23,549	22,472	6%	11%
Lease finance / hire purchase	986	1,018	1,010	-3%	-2%
Overdrafts	1,647	1,683	1,604	-2%	3%
Credit cards outstanding	1,026	1,043	1,032	-2%	-1%
Other	859	640	584	34%	47%
	64,390	61,056	58,221	5%	11%
Overseas markets
Term loans - housing	592	519	464	14%	28%
Term loans - non housing	7,511	7,219	8,730	4%	-14%
Lease finance / hire purchase	217	201	111	8%	95%
Overdrafts	303	339	558	-11%	-46%
Credit cards outstanding	134	126	128	6%	5%
Other	68	303	122	-78%	-44%
	8,825	8,707	10,113	1%	-13%
Total gross loans and advances(1),(2)	234,966	222,456	208,814	6%	13%
Less:
Provision for doubtful debts	(2,440)	(2,401)	(2,376)	2%	3%
Income yet to mature	(1,574)	(1,497)	(1,476)	5%	7%
Total net loans and advances(1),(2)	230,952	218,558	204,962	6%	13%

(1)       Securitised mortgages outstanding $1,615 million (Mar 2005: $1,921 million; Sep 2004: $2,272 million) not included in net loans and advances

(2)       Bills held in portfolio, $1,182 million (Mar 2005: $1,395 million; Sep 2004: $1,875 million) are included in trading securities

8.              Impaired assets

				Movt	Movt
	As at	As at	As at	Sep 05	Sep 05
	Sep 05	Mar 05	Sep 04	v. Mar 05	v. Sep 04
	$M	$M	$M	%	%
Summary of impaired assets
Non-accrual loans	642	640	829	0%	-23%
Restructured loans	28	30	32	-7%	-13%
Unproductive facilities	43	77	29	-44%	48%
Gross impaired assets	713	747	890	-5%	-20%
Less specific provisions:
Non-accrual loans	(256)	(314)	(378)	-18%	-32%
Unproductive facilities	(17)	(7)	(6)	large	large
Net impaired assets	440	426	506	3%	-13%

Non-accrual loans
Non-accrual loans	642	640	829	0%	-23%
Specific provisions	(256)	(314)	(378)	-18%	-32%
Total net non-accrual loans	386	326	451	18%	-14%

Before specific provisions
Australia	355	408	422	-13%	-16%
New Zealand	194	105	115	85%	69%
Overseas markets	93	127	292	-27%	-68%
Total non-accrual loans	642	640	829	0%	-23%

After specific provisions
Australia	202	220	213	-8%	-5%
New Zealand	111	42	47	large	large
Overseas markets	73	64	191	14%	-62%
Total net non-accrual loans	386	326	451	18%	-14%

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
New and increased non accrual loans
Australia	303	282	7%	585	652	-10%
New Zealand	204	78	large	282	174	62%
Overseas markets	69	27	large	96	249	-61%
Total new non accrual loans	576	387	49%	963	1,075	-10%

Further analysis on non-accrual loans at 30 September 2005 and interest and/or other income received during the period is as follows:

			Interest
			and / or
	Gross balance	Specific	other income
	outstanding	Provision	received
	$M	$M	$M
Non-accrual loans
Without provisions
Australia	82	—	1
New Zealand	3	—	—
Overseas markets	46	—	1
	131	—	2
With provisions and no, or partial, performance(1)
Australia	264	152	5
New Zealand	130	68	1
Overseas markets	44	18	7
	438	238	13
With provisions and full performance(1)
Australia	9	1	3
New Zealand	61	15	4
Overseas markets	3	2	2
	73	18	9
Total non-accrual loans	642	256	24
Restructured loans	28	—	1
Unproductive facilities	43	17	—
Total	713	273	25

(1)       A loan’s performance is assessed against its contractual repayment schedule

				Movt	Movt
	As at	As at	As at	Sep 05	Sep 05
	Sep 05	Mar 05	Sep 04	v. Mar 05	v. Sep 04
	$M	$M	$M	%	%
Unproductive facilities
Australia	29	66	22	-56%	32%
New Zealand	7	—	—	n/a	n/a
Overseas markets	7	11	7	-36%	0%
Gross unproductive facilities	43	77	29	-44%	48%
Specific provision
Australia	7	3	—	large	n/a
New Zealand	7	—	—	n/a	n/a
Overseas markets	3	4	6	25%	-50%
Specific provision	17	7	6	large	large
Net unproductive facilities	26	70	23	-63%	13%

The following amounts are not classified as impaired assets and therefore are not included within the summary on page 76.

				Movt	Movt
	As at	As at	As at	Sep 05	Sep 05
	Sep 05	Mar 05	Sep 04	v. Mar 05	v. Sep 04
	$M	$M	$M	%	%
Accruing loans past due 90 days or more
Australia	282	262	188	8%	50%
New Zealand	66	90	77	-27%	-14%
Overseas markets	33	32	28	3%	18%
	381	384	293	-1%	30%

Interest and other income forgone on impaired assets

The following table shows the estimated amount of interest and other income forgone, net of interest recoveries, on average impaired assets during the period.

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Gross interest and other income receivable on non-accrual loans, restructured loans and unproductive facilities
Australia	14	12	17%	26	29	-10%
New Zealand	5	4	25%	9	8	13%
Overseas markets	8	8	0%	16	25	-36%
Total gross interest and other income receivable on impaired assets	27	24	13%	51	62	-18%
Interest and other income received
Australia	(7)	(3)	large	(10)	(6)	67%
New Zealand	(3)	(2)	50%	(5)	(1)	large
Overseas markets	(7)	(3)	large	(10)	(12)	-17%
Total interest income and other income received	(17)	(8)	large	(25)	(19)	32%
Net interest and other income forgone
Australia	7	9	-22%	16	23	-30%
New Zealand	2	2	0%	4	7	-43%
Overseas markets	1	5	-80%	6	13	-54%
Total net interest and other income forgone	10	16	-38%	26	43	-40%

In the event of customer default, any loan security is held as mortgagee in possession and therefore the Group does not hold any other real estate owned assets.

9. Provision for doubtful debts

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
General provision
Balance at start of period	2,080	1,992	4%	1,992	1,534	30%
Acquisition (disposal) of provisions	—	(13)	-100%	(13)	216	large
Adjustment for exchange rate fluctuations	(3)	(32)	-91%	(35)	53	large
Charge to statement of financial performance	296	284	4%	580	632	-8%
Transfer to specific provision	(266)	(205)	30%	(471)	(525)	-10%
Recoveries	60	54	11%	114	82	39%
Total general provision	2,167	2,080	4%	2,167	1,992	9%
Specific provision
Balance at start of period	321	384	-16%	384	484	-21%
Acquisition of provisions	—	—	n/a	-	57	-100%
Adjustment for exchange rate fluctuations	(4)	(7)	-43%	(11)	(2)	large
Bad debts written off	(310)	(261)	19%	(571)	(680)	-16%
Transfer from general provision	266	205	30%	471	525	-10%
Total specific provision	273	321	-15%	273	384	-29%
Total provisions for doubtful debts	2,440	2,401	2%	2,440	2,376	3%

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Provision movement analysis
New and increased provisions
Australia	216	162	33%	378	459	-18%
New Zealand	99	47	large	146	80	83%
Overseas markets	37	43	-14%	80	86	-7%
	352	252	40%	604	625	-3%
Provision releases	(86)	(47)	83%	(133)	(100)	33%
	266	205	30%	471	525	-10%
Recoveries of amounts previously written off	(60)	(54)	11%	(114)	(82)	39%
Net specific provisions	206	151	36%	357	443	-19%
Net credit to general provision	90	133	-32%	223	189	18%
Charge to statement of financial performance	296	284	4%	580	632	-8%

				Movt	Movt
	As at	As at	As at	Sep 05	Sep 05
	Sep 05	Mar 05	Sep 04	v. Mar 05	v. Sep 04
	$M	$M	$M	%	%
Specific provision balance
Australia	160	191	209	-16%	-23%
New Zealand	90	63	68	43%	32%
Domestic markets	250	254	277	-2%	-10%
Overseas markets	23	67	107	-66%	-79%
Total specific provision	273	321	384	-15%	-29%

10. Loan capital

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Hybrid loan capital
US stapled trust security issue(1)	1,443	1,425	1%	1,443	1,535	-6%
Perpetual subordinated notes	394	389	1%	394	419	-6%
Subordinated notes	7,300	6,307	16%	7,300	6,521	12%
Total Loan Capital	9,137	8,121	13%	9,137	8,475	8%

(1)       Loan capital of USD1.1 billion is subordinated in right of payment to the claims of depositors and all other creditors of the parent entity and its controlled entities which have issued the notes. Hybrid loan capital constitutes Tier 1 capital as defined by the Australian Prudential Regulation Authority for capital adequacy purposes

11. Share Capital

Issued and quoted securities

		Issue price	Amount paid
	Number quoted	per share	up per share
Ordinary shares
As at 30 September 2005	1,826,449,480
Issued during the full year	17,678,450
Bought back during full year	9,630,777

Preference shares
As at 30 September 2005
ANZ StEPS	10,000,000	$100	$100
Euro Hybrid	500,000	€1,000	€1,000
Issued during full year
Euro Hybrid(1)	500,000	€1,000	€1,000

(1)       On 13 December 2004 the Group issued €500 million hybrid capital into the European market. The instruments consist of a coupon paying note issued by ANZ Jackson Funding PLC stapled to a fully paid up €1,000 preference share issued by Australia and New Zealand Banking Group Limited

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
Net profit as a% of shareholders’ equity including preference shares at end of period	15.8%	15.6%	1%	15.5%	15.7%	-1%

12. Capital adequacy

				Movt	Movt
	As at	As at	As at	Sep 05	Sep 05
	Sep 05	Mar 05	Sep 04	v. Mar 05	v. Sep 04
	$M	$M	$M	%	%
Qualifying capital
Tier 1
Total shareholders’ equity and outside equity interests	19,488	19,008	17,925	3%	9%
Hybrid loan capital(1)	1,443	1,425	1,535	1%	-6%
Less: Asset revaluation reserve	(31)	(31)	(31)	0%	0%
Dividend(2)	(1,077)	(930)	(983)	16%	10%
Accumulated retained profits and reserves of insurance, funds management and securitisation entities	(213)	(266)	(218)	-20%	-2%
Unamortised goodwill and other intangibles	(3,902)	(4,007)	(4,170)	-3%	-6%
Capitalised expenses(3)	(524)	(492)	(465)	7%	13%
Investment in ANZ Lenders Mortgage Insurance	(27)	(27)	(27)	0%	0%
Tier 1 capital	15,157	14,680	13,566	3%	12%
Tier 2
Asset revaluation reserve	31	31	31	0%	0%
Perpetual subordinated notes	394	389	419	1%	-6%
General provision for doubtful debts(4)	1,448	1,390	1,342	4%	8%
	1,873	1,810	1,792	3%	5%
Subordinated notes(5)	6,701	5,769	6,052	16%	11%
Tier 2 capital	8,574	7,579	7,844	13%	9%
Deductions
Investment in funds management and securitisation entities	84	106	107	-21%	-21%
Investment in joint ventures with ING(6)	528	478	708	10%	-25%
Other	172	183	204	-6%	-16%
Total deductions	784	767	1,019	2%	-23%
Total qualifying capital	22,947	21,492	20,391	7%	13%
Adjusted common equity
Tier 1 capital	15,157	14,680	13,566	3%	12%
Less: Preference share capital	3,233	3,263	2,535	-1%	28%
Deductions	784	767	1,019	2%	-23%
Adjusted common equity(7)	11,140	10,650	10,012	5%	11%
Ratios (%)
Tier 1	6.9%	7.0%	6.9%	-1%	0%
Tier 2	3.9%	3.6%	4.0%	8%	-3%
	10.8%	10.6%	10.9%	2%	-1%
Less: Deductions	(0.3)%	(0.3)%	(0.5)%	0%	-40%
Total	10.5%	10.3%	10.4%	2%	1%
Adjusted common equity	5.1%	5.1%	5.1%	0%	0%
Risk weighted assets	219,573	209,524	196,664	5%	12%

(1)       Represents the US Stapled Trust Security Issue approved by APRA as qualifying for Tier 1 status. Refer Note 10

(2)       Relates to dividend not provided for

(3)       Comprises loan and lease origination fees, capitalised securitisation establishment costs and costs associated with debt raisings

(4)       Net of attributable future income tax benefit

(5)       For capital adequacy calculation purposes, subordinated note issues are reduced by 20% of the original amount over the last four years to maturity

(6)       Joint ventures with ING in Australia and New Zealand

(7)       Tier 1 capital, less preference share capital (converted at 30 September 2005 rates), less deductions

	Assets		Risk Weighted Assets
	Sep	Sep	Sep	Sep
	2005	2004	2005	2004
	$M	$M	$M	$M
Statement of financial position

Zero risk weighted assets	23,160	24,467	—	—
Claims on approved banks and local governments	16,054	12,593	3,211	2,519
Advances secured by mortgages eligible for 50% risk weighting	118,895	106,013	59,448	53,007
Other assets - credit risk	127,204	113,218	127,204	113,218
Total statement of financial position assets - credit risk	285,313	256,291	189,863	168,744
Trading assets - market risk	7,872	3,054	n/a	n/a
Total statement of financial position assets	293,185	259,345	189,863	168,744

	Notional Amount		Credit Equivalent		Risk Weighted Assets
	Sep	Sep	Sep	Sep	Sep	Sep
	2005	2004	2005	2004	2005	2004
	$M	$M	$M	$M	$M	$M
Off-balance sheet exposures
Direct credit substitutes	9,657	10,262	9,657	10,262	7,337	8,173
Trade and performance related items	13,175	11,887	5,683	5,265	4,953	4,728
Commitments	87,319	78,914	14,017	12,385	12,249	10,239
Foreign exchange, interest rate and other market related transactions	782,380	672,500	12,309	11,692	3,681	3,790
Total off balance sheet exposures - credit risk	892,531	773,563	41,666	39,604	28,220	26,930
Total risk weighted assets - credit risk					218,083	195,674
Risk weighted assets - market risk					1,490	990
Total risk weighted assets					219,573	196,664

13. Average balance sheet and related interest

Averages used in the following tables are predominantly daily averages.  Interest income figures are presented on a tax-equivalent basis.  Non-accrual loans are included under the interest earning asset category, “loans, advances and bills discounted”.  Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Full year Sep 05			Full year Sep 04
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	807	42	5.2%	578	29	5.0%
New Zealand	2,242	126	5.6%	2,284	115	5.0%
Overseas markets	2,664	90	3.4%	2,322	43	1.9%
Investments in public securities
Australia	8,202	444	5.4%	7,231	389	5.4%
New Zealand	2,226	133	6.0%	3,038	150	4.9%
Overseas markets	2,647	88	3.3%	3,175	95	3.0%
Loans, advances and bills discounted
Australia	151,066	10,543	7.0%	129,658	8,893	6.9%
New Zealand	61,035	5,132	8.4%	48,346	3,701	7.7%
Overseas markets	9,060	461	5.1%	9,810	421	4.3%
Other assets
Australia	2,124	101	4.8%	1,524	127	8.3%
New Zealand	2,912	101	3.5%	2,252	58	2.6%
Overseas markets	3,319	191	5.8%	1,935	127	6.6%
Intragroup assets
Overseas markets	9,473	330	3.5%	10,670	225	2.1%
	257,777	17,782		222,823	14,373
Intragroup elimination	(9,473)	(330)		(10,670)	(225)
	248,304	17,452	7.0%	212,153	14,148	6.7%

Non-interest earning assets
Acceptances
Australia	13,166			13,398
Overseas markets	74			54
Premises and equipment	1,507			1,460
Other assets	18,784			18,224
Provisions for doubtful debts
Australia	(1,823)			(1,762)
New Zealand	(608)			(481)
Overseas markets	(15)			(66)
	31,085			30,827
Total average assets	279,389			242,980

	Full year Sep 05			Full year Sep 04
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%

Interest bearing liabilities
Time deposits
Australia	39,388	2,126	5.4%	30,839	1,589	5.2%
New Zealand	25,582	1,597	6.2%	20,910	1,138	5.4%
Overseas markets	11,075	383	3.5%	12,772	296	2.3%
Savings deposits
Australia	13,896	413	3.0%	13,017	352	2.7%
New Zealand	7,210	291	4.0%	6,463	212	3.3%
Overseas markets	417	3	0.7%	386	3	0.8%
Other demand deposits
Australia	33,950	1,432	4.2%	29,737	1,182	4.0%
New Zealand	7,992	412	5.2%	6,428	256	4.0%
Overseas markets	794	13	1.6%	662	9	1.4%
Due to other financial institutions
Australia	1,456	86	5.9%	1,452	85	5.9%
New Zealand	1,680	93	5.5%	1,608	76	4.7%
Overseas markets	4,642	166	3.6%	3,736	77	2.1%
Commercial paper
Australia	5,355	299	5.6%	5,824	313	5.4%
New Zealand	7,717	521	6.8%	6,764	383	5.7%
Overseas markets	5,915	160	2.7%	6,485	74	1.1%
Borrowing corporations’ debt
Australia	7,344	403	5.5%	7,092	371	5.2%
New Zealand	1,954	125	6.4%	1,925	110	5.7%
Loan capital, bonds and notes
Australia	38,305	2,144	5.6%	29,631	1,575	5.3%
New Zealand	4,757	335	7.0%	2,009	121	6.0%
Overseas markets	137	4	2.9%	150	3	2.0%
Other liabilities(1)
Australia	4,593	443	n/a	4,232	538	n/a
New Zealand	106	163	n/a	40	83	n/a
Overseas markets	90	17	n/a	82	17	n/a
Intragroup liabilities
Australia	3,648	(13)	-0.4%	5,644	(19)	-0.3%
New Zealand	5,825	343	5.9%	5,026	244	4.9%
	233,828	11,959		202,914	9,088
Intragroup elimination	(9,473)	(330)		(10,670)	(225)
	224,355	11,629	5.2%	192,244	8,863	4.6%

Non-interest bearing liabilities
Deposits
Australia	4,147			3,958
New Zealand	3,535			2,619
Overseas markets	976			867
Acceptances
Australia	13,166			13,398
Overseas markets	73			54
Other liabilities	14,453			13,611
	36,350			34,507
Total average liabilities	260,705			226,751

(1)       Includes foreign exchange swap costs

	Half year Sep 05			Half year Mar 05
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%

Interest earning assets
Due from other financial institutions
Australia	880	23	5.2%	733	19	5.2%
New Zealand	2,092	63	6.0%	2,392	63	5.3%
Overseas markets	3,108	58	3.7%	2,218	32	2.9%
Investments in public securities
Australia	8,567	234	5.4%	7,835	210	5.4%
New Zealand	2,052	63	6.1%	2,401	70	5.8%
Overseas markets	2,474	43	3.5%	2,821	45	3.2%
Loans, advances and bills discounted
Australia	156,035	5,529	7.1%	146,069	5,014	6.9%
New Zealand	62,829	2,679	8.5%	59,230	2,453	8.3%
Overseas markets	8,770	244	5.5%	9,352	217	4.6%
Other assets
Australia	2,448	54	4.4%	1,803	47	5.2%
New Zealand	3,339	60	3.6%	2,481	41	3.3%
Overseas markets	4,010	109	5.4%	2,624	82	6.3%
Intragroup assets
Overseas markets	9,242	179	3.9%	9,706	151	3.1%
	265,846	9,338		249,665	8,444
Intragroup elimination	(9,242)	(179)		(9,706)	(151)
	256,604	9,159	7.1%	239,959	8,293	6.9%

Non-interest earning assets
Acceptances
Australia	13,258			13,073
Overseas markets	86			61
Premises and equipment	1,553			1,527
Other assets	20,185			17,307
Provisions for doubtful debts
Australia	(1,852)			(1,792)
New Zealand	(620)			(594)
Overseas markets	2			(32)
	32,612			29,550
Total average assets	289,216			269,509

	Half year Sep 05			Half year Mar 05
	Ave bal	Int	Rate	Ave bal	Int	Rate
	$M	$M	%	$M	$M	%

Interest bearing liabilities
Time deposits
Australia	40,122	1,106	5.5%	38,650	1,020	5.3%
New Zealand	25,537	815	6.4%	25,626	782	6.1%
Overseas markets	11,185	210	3.7%	10,965	173	3.2%
Savings deposits
Australia	14,092	214	3.0%	13,699	199	2.9%
New Zealand	7,264	151	4.1%	7,155	140	3.9%
Overseas markets	419	2	1.0%	415	1	0.5%
Other demand deposits
Australia	35,443	766	4.3%	32,448	666	4.1%
New Zealand	8,165	219	5.3%	7,818	193	4.9%
Overseas markets	805	7	1.7%	783	6	1.5%
Due to other financial institutions
Australia	1,515	47	6.2%	1,397	39	5.6%
New Zealand	1,567	48	6.1%	1,793	45	5.0%
Overseas markets	5,073	102	4.0%	4,209	64	3.0%
Commercial paper
Australia	5,150	147	5.7%	5,561	152	5.5%
New Zealand	7,769	268	6.9%	7,664	253	6.6%
Overseas markets	6,088	97	3.2%	5,740	63	2.2%
Borrowing corporations’ debt
Australia	7,448	207	5.5%	7,239	196	5.4%
New Zealand	1,927	63	6.6%	1,981	62	6.3%
Loan capital, bonds and notes
Australia	41,281	1,179	5.7%	35,312	965	5.5%
New Zealand	5,906	211	7.1%	3,601	124	6.9%
Overseas markets	136	2	2.9%	139	2	2.9%
Other liabilities(1)
Australia	4,729	239	n/a	4,458	204	n/a
New Zealand	150	98	n/a	65	65	n/a
Overseas markets	95	7	n/a	86	10	n/a
Intragroup liabilities
Australia	3,111	(5)	-0.3%	4,189	(8)	-0.4%
New Zealand	6,131	184	6.0%	5,517	159	5.8%
	241,108	6,384		226,510	5,575
Intragroup elimination	(9,242)	(179)		(9,706)	(151)
	231,866	6,205	5.3%	216,804	5,424	5.0%

Non-interest bearing liabilities
Deposits
Australia	4,174			4,121
New Zealand	3,771			3,298
Overseas markets	1,071			881
Acceptances
Australia	13,258			13,073
Overseas markets	86			61
Other liabilities	15,924			12,972
	38,284			34,406
Total average liabilities	270,150			251,210

(1)       Includes foreign exchange swap costs

	Half	Half	Full	Full
	year	year	year	year
	Sep 05	Mar 05	Sep 05	Sep 04
	$M	$M	$M	$M
Total average assets
Australia	193,130	178,814	185,990	162,944
New Zealand	76,323	72,413	74,374	61,027
Overseas markets	29,005	27,988	28,498	29,679
less intragroup elimination	(9,242)	(9,706)	(9,473)	(10,670)
	289,216	269,509	279,389	242,980
% of total average assets attributable to overseas activities	33.2%	33.7%	33.4%	32.9%

Average interest earning assets
Australia	167,930	156,440	162,199	138,991
New Zealand	70,312	66,504	68,415	55,920
Overseas markets	27,604	26,721	27,163	27,912
less intragroup elimination	(9,242)	(9,706)	(9,473)	(10,670)
	256,604	239,959	248,304	212,153

Total average liabilities
Australia	182,537	168,808	175,691	153,927
New Zealand	71,899	68,163	70,037	57,550
Overseas markets	24,956	23,945	24,450	25,944
less intragroup elimination	(9,242)	(9,706)	(9,473)	(10,670)
	270,150	251,210	260,705	226,751

Total average shareholders’ equity
Ordinary share capital	17,208	16,790	17,000	15,000
Preference share capital	1,858	1,509	1,684	1,229
	19,066	18,299	18,684	16,229
Total average liabilities and shareholders’ equity	289,216	269,509	279,389	242,980
% of total average liabilities attributable to overseas activities	33.6%	34.5%	34.0%	34.6%

14. Interest spreads and net interest average margins

Intragroup interest earning assets and interest bearing liabilities are treated as external assets and liabilities for the geographic segments.

	Half	Half	Full	Full
	year	year	year	year
	Sep 05	Mar 05	Sep 05	Sep 04
	%	%	%	%

Gross earnings rate(1)
Australia	6.94	6.78	6.86	6.79
New Zealand	8.13	7.92	8.03	7.20
Overseas markets	4.58	3.94	4.27	3.27
Total Group	7.12	6.93	7.03	6.67

Interest spread and net interest average margin may be analysed as follows:

Australia
Gross interest spread	1.86	1.98	1.92	2.11
Interest forgone on impaired assets	(0.01)	(0.01)	(0.01)	(0.02)
Net interest spread	1.85	1.97	1.91	2.09
Interest attributable to net non-interest bearing items	0.45	0.41	0.43	0.39
Net interest average margin - Australia	2.30	2.38	2.34	2.48

New Zealand
Gross interest spread	1.76	1.96	1.86	2.08
Interest forgone on impaired assets	(0.00)	(0.01)	(0.01)	(0.01)
Net interest spread	1.76	1.95	1.85	2.07
Interest attributable to net non-interest bearing items	0.53	0.48	0.51	0.43
Net interest average margin - New Zealand	2.29	2.43	2.36	2.50

Overseas markets
Gross interest spread	1.01	1.11	1.05	1.34
Interest forgone on impaired assets	(0.01)	(0.04)	(0.02)	(0.04)
Net interest spread	1.00	1.07	1.03	1.30
Interest attributable to net non-interest bearing items	0.50	0.47	0.49	0.25
Net interest average margin - Overseas markets	1.50	1.54	1.52	1.55

Group
Gross interest spread	1.79	1.93	1.86	2.08
Interest forgone on impaired assets	(0.01)	(0.01)	(0.01)	(0.02)
Net interest spread	1.78	1.92	1.85	2.06
Interest attributable to net non-interest bearing items	0.52	0.48	0.50	0.43
Net interest average margin	2.30	2.40	2.35	2.49

(1)       Average interest rate received on interest earning assets

15. Derivative financial instruments

Derivatives

Derivative instruments are contracts whose value is derived from one or more underlying financial instruments or indices.  They include swaps, forward rate agreements, futures, options and combinations of these instruments.  The use of derivatives and their sale to customers as risk management products is an integral part of the Group’s trading activities.  Derivatives are also used to manage the Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities.  Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Group manages these risks in a consistent manner.

The following table provides an overview of the Group’s exchange rate and interest rate derivatives.  It includes all contracts, both trading and other than trading.

	30 September 2005			30 September 2004
	Notional	Credit		Notional	Credit
	Principal	Equivalent	Fair	Principal	Equivalent	Fair
	Amount	Amount	Value	Amount	Amount	Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts(4)
Spot and forward contracts	184,958	3,082	(178)	183,825	3,216	(1,411)
Swap agreements	68,892	3,638	(561)	51,437	3,095	(25)
Futures contracts(1)	256	n/a	4	251	n/a	2
Options purchased	9,340	315	186	13,288	398	224
Options sold(2)	14,925	n/a	(174)	18,852	n/a	(226)
Other contracts	4,963	573	(2)	2,690	437	115
	283,334	7,608	(725)	270,343	7,146	(1,321)

Interest rate agreements
Forward rate agreements	47,734	8	1	39,572	9	5
Swap agreements	405,152	3,443	431	321,581	3,681	424
Futures contracts(1)	35,111	n/a	8	38,270	n/a	4
Options purchased	12,810	96	62	12,810	111	64
Options sold(2)	16,715	n/a	(42)	15,214	n/a	(35)
	517,522	3,547	460	427,447	3,801	462

Credit contracts
Credit default swaps(3)	15,437	2,929	(1)	11,743	3,381	31

Total	816,293	14,084	(266)	709,533	14,328	(828)

(1)	Credit equivalent amounts have not been included as there is minimal credit risk associated with exchange traded futures where the clearing house is the counterparty
(2)	Options sold have no credit exposures as they represent obligations rather than assets
(3)

Credit default swaps include structured transactions that expose the Group to the performance of certain assets. The total investment of the Group in these transactions is USD 500 million (Sep 2004:USD 750 million)

(4)

The fair value of foreign exchange contracts includes an increase of $586 million (Sep 2004: $519 million reduction) in respect of cash collateral paid (Sep 2004: received) under credit support agreements

Notional principal amount is the face value of the contract and represents the volume of outstanding transactions.  Credit equivalent amount is calculated in accordance with the APRA capital adequacy guidelines and combines the aggregate value of all contracts in a positive market position plus an allowance for the potential increase in value over the remaining term of the transaction.  Fair value is the net position of contracts with positive market values and negative market values.

Hedging

In addition to customer and trading activities, the Group uses derivatives to manage the risk associated with its balance sheet and future revenue streams.  Revenue related hedges are separately listed in the table below.

The table below shows the notional principal amount, credit equivalent amount and fair value of derivatives held by the Group, split between those entered into for customer-related and trading purposes and those entered into for other than trading purposes.

	30 September 2005			30 September 2004
	Notional	Credit		Notional	Credit
	Principal	Equivalent	Fair	Principal	Equivalent	Fair
	Amount	Amount	Value	Amount	Amount	Value
	$M	$M	$M	$M	$M	$M
Foreign exchange and commodities contracts
Customer-related and trading purposes	211,169	4,676	2,138	210,818	4,512	94
Balance sheet hedging purposes	68,208	2,852	(2,904)	56,039	2,585	(1,371)
Revenue related hedging	3,957	80	41	3,486	49	(44)
	283,334	7,608	(725)	270,343	7,146	(1,321)
Interest rate contracts
Customer-related and trading purposes	408,901	2,902	188	340,104	3,162	166
Balance sheet hedging purposes	108,621	645	272	87,343	639	296
	517,522	3,547	460	427,447	3,801	462
Credit contracts
Customer-related and trading purposes	13,159	1,154	(4)	8,775	745	(5)
Balance sheet hedging purposes	2,278	1,775	3	2,968	2,636	36
	15,437	2,929	(1)	11,743	3,381	31
Total	816,293	14,084	(266)	709,533	14,328	(828)

16. Contingent liabilities and contingent assets

Contingent liabilities

•                  General

There are outstanding court proceedings, claims and possible claims against the Group, the aggregate amount of which cannot readily be quantified.  Appropriate legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made.  We have in some instances not disclosed the estimated financial impact as this may prejudice the interests of the Group.

•                  Sale of Grindlays businesses

On 31 July 2000, ANZ completed the sale to Standard Chartered Bank (SCB) of ANZ Grindlays Bank Limited and the private banking business of ANZ in the United Kingdom and Jersey, together with ANZ Grindlays (Jersey) Holdings Limited and its subsidiaries, for USD1.3 billion in cash.  ANZ provided warranties and certain indemnities relating to those businesses and, where it anticipated that payments would be likely under the warranties or indemnities, made provisions to cover the anticipated liability.  The issues below have not impacted our reported results.  All settlements and costs have been covered within the provisions established at the time.  ANZ may be held liable in relation to the following:

•                  FERA

In 1991 certain amounts were transferred from non-convertible Indian Rupee accounts maintained with Grindlays in India.  These transactions may not have complied with the provisions of the Foreign Exchange Regulation Act, 1973.  Grindlays, on its own initiative, brought these transactions to the attention of the Reserve Bank of India.  The Indian authorities have served notices on Grindlays and certain of its officers in India that could lead to possible penalties.  Criminal prosecutions have also been foreshadowed and, in the case of two former officers, commenced.  Grindlays has commenced proceedings in the court contesting the validity of these notices and prosecutions, which are currently stayed pending the outcome of the court proceedings.

•                  Differential Cheques

In June 2003, Grindlays was successful in its appeal against orders to repay, with interest, two payments it received from a stockbroker in 1991 in connection with securities transactions.  These orders had directed repayment of Indian Rupees 24 million (plus interest accruing at 24% since 1991).  Since the appeal decision was handed down, no further action has been taken against Grindlays in relation to a further twelve payments received by it in 1991 in similar circumstances totalling Indian Rupees 277 million.

In addition, ANZ provided an indemnity relating to tax liabilities of Grindlays (and its subsidiaries) and the Jersey Sub-Group to the extent to which such liabilities were not provided for in the Grindlays accounts as at 31 July 2000.  Claims have been made under this indemnity also, with no material impact on the Group expected.

•                  Noga Claim

On 10 March 2005, leave was given by the High Court in London to certain parties to make a claim against ANZ over its role in 1996 as arranger and escrow agent in respect of a buyback of Nigerian Government bills of exchange (“the Noga claim”).  The claim was disclosed by ANZ in view of its potential size (DEM 973 million [$833 million at 31 March 2005 exchange rates] plus interest).  ANZ considered the Noga claim to be opportunistic and that the chances of it being successful were very remote.  As announced on 29 April 2005, ANZ took the opportunity to settle the proceedings at an early stage at a level which is not material to the bank.

•                  Contingent tax liability

The Group in Australia was during the year subjected to client risk reviews by the Australian Taxation Office (ATO) across a broad spectrum of matters, as part of normal ATO procedures.  The reviews mainly covered years up to 2003.  Some matters have been listed by the ATO for further investigation.

The ATO is also reviewing the taxation treatment of certain other transactions undertaken by the Group in the course of normal business activities.

In addition, at the Company’s request the ATO is reviewing the taxation treatment of the sale of Grindlays in 2000.  It is also reviewing the transfer of the life and funds management businesses into the joint venture with ING in 2002.

During the year the Company and the ATO settled the remaining outstanding issues from the large case tax audit which commenced in 1995.  The settlement was within existing provisions.

The Group in New Zealand is being audited by the Inland Revenue Department (IRD) as part of normal revenue authority procedures, with a particular focus on certain kinds of structured finance transactions.  The IRD has issued Notices of Proposed Adjustment (the ‘Notices’) in respect of some of those structured finance transactions.  The Notices are not tax assessments and do not establish a tax liability, but are the first step in a formal disputes process.  In addition, some tax assessments have been received.  Should the same position be adopted by the IRD on the remaining transactions of that kind as reflected in the Notices and tax assessments received, the maximum potential tax liability would be approximately NZD432 million (including interest tax effected) for the period to 30 September 2005.  Of that maximum potential liability, approximately NZD124 million is subject to tax indemnities provided by Lloyds TSB Bank PLC under the agreement by which ANZ acquired the National Bank of New Zealand and which relate to transactions undertaken by the National Bank of New Zealand before December 2003.

General or issue-specific audits and other investigations are being undertaken by revenue authorities in the United States, the United Kingdom and in other jurisdictions as part of normal revenue authority activity in those countries.

The Company has assessed these and other taxation claims arising in Australia, New Zealand and elsewhere, including seeking independent advice where appropriate, and believes that it holds appropriate provisions.

•                  Interbank Deposit Agreement

ANZ has entered into an Interbank Deposit Agreement with the major banks in the payments system.  This agreement is a payment system support facility certified by the Australian Prudential Regulation Authority, where the terms are such that if any bank is experiencing liquidity problems, the other participants are required to deposit equal amounts of up to $2 billion for a period of 30 days.  At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

•                  Clearing and Settlement Obligations

In accordance with the clearing and settlement arrangements set out:

•                  in the Australian Payments Clearing Association Limited (APCA) Regulations for the Australian Paper Clearing System, the Bulk Electronic Clearing System, the Consumer Electronic Clearing System and the High Value Clearing System (HVCS), the Company has a commitment to rules which could result in a bilateral exposure and loss in the event of a failure to settle by a member institution; and

•                  in the Austraclear System Regulations, the Company has a commitment to participate in loss-sharing arrangements in the event of a failure to settle by a member institution.

For both the APCA HVCS and Austraclear, the obligation arises only in limited circumstances.

Contingent asset matters

•                  National Housing Bank

In 1992, Grindlays received a claim aggregating approximately Indian Rupees 5.06 billion from the National Housing Bank (NHB) in India.  The claim arose out of cheques drawn by NHB in favour of Grindlays, the proceeds of which were credited to the account of a Grindlays customer.

Grindlays won an arbitration award in March 1997, under which NHB paid Grindlays an award of Indian Rupees 9.12 billion.  NHB subsequently won an appeal to the Special Court of Mumbai, after which Grindlays filed an appeal with the Supreme Court of India.  Grindlays paid the disputed money including interest into court.  Ultimately, the parties settled the matter and agreed to share the moneys paid into court which by then totalled Indian Rupees 16.45 billion (AUD 661 million at 19 January 2002 exchange rates), with Grindlays receiving Indian Rupees 6.20 billion (AUD 248 million at 19 January 2002 exchange rates) of the disputed monies.  ANZ in turn received a payment of USD124 million (USD equivalent of the Indian Rupees received by Grindlays) from Standard Chartered Bank under the terms of an indemnity given in connection with the sale of Grindlays to Standard Chartered Bank.

ANZ Claims

ANZ is pursuing two separate actions arising from the above.

(a)          A $130 million plus compound interest claim against its insurers.  $130 million is the balance of the limit of indemnity under ANZs insurance arrangements for the 1991-92 policy year.

The proceedings, in the Supreme Court of Victoria, are against ANZs captive insurance company ANZcover Insurance Pty Ltd (ANZcover).  ANZcover is an authorised general insurer restricted to insuring the interests of ANZ and its subsidiaries.  ANZcover in turn purchases reinsurance from global reinsurers, primarily in the London reinsurance market.  ANZcover has no retained exposure to the NHB claim, which is fully reinsured, save for a small exposure arising from the insolvency of some reinsurers in the London market.

The insurers contest liability and the proceedings remain on foot.  The trial before the Supreme Court of Victoria is scheduled to be heard in early 2006.

(b)         ANZ is entitled to share with NHB in the proceeds of any recovery from the estate of the customer whose account was credited with the cheques drawn by NHB.  However, the Indian Taxation Department is claiming a statutory priority to all of the funds available for distribution to creditors of that customer.

No amounts receivable under either of these actions have been recognised in these accounts, except for $0.9 million which has been received from insurers, by way of settlement or distributions from schemes of arrangement, representing, in aggregate, $1.1 million of indemnity.

17. Note to the Statement of Cash Flows

(a) Reconciliation of profit after income tax to net cash provided by operating activities

	Half	Half	Full	Full
	year	year	year	year
	Sep 05	Mar 05	Sep 05	Sep 04
	Inflows	Inflows	Inflows	Inflows
	(Outflows)	(Outflows)	(Outflows)	(Outflows)
	$M	$M	$M	$M

Profit after income tax	1,543	1,475	3,018	2,815
Adjustments to reconcile to net cash provided by operating activities
Provision for doubtful debts	296	284	580	632
Depreciation and amortisation	244	240	484	455
Expense provisions	261	295	556	429
Payments from provisions	(218)	(280)	(498)	(395)
Provision for surplus lease space	—	—	—	7
(Profit) loss on property disposals	5	17	22	5
Decrease (increase) in interest receivable	67	21	88	(478)
(Decrease) increase in interest payable	202	12	214	605
(Increase) decrease in trading securities	(183)	(638)	(821)	514
(Increase) decrease in net tax assets	38	124	162	921
Unrealised (gain) loss on revaluation of treasury instruments	(88)	(635)	(723)	(169)
Other	3	(55)	(52)	(91)
Net cash provided by operating activities	2,170	860	3,030	5,250
Reconciliation of cash and cash equivalents
Cash at the end of the period as shown in the statement of cash flows is reconciled to the related items in the balance sheet as follows
Liquid assets - less than 3 months	9,600	7,180	9,600	4,998
Due from other financial institutions - less than 3 months	4,102	4,516	4,102	2,856
	13,702	11,696	13,702	7,854
Non-cash financing and investment activities
Share capital issues
Dividend reinvestment plan	75	78	153	135

(b) Acquisition of National Bank of New Zealand

Sep 04
$M

Consideration paid
Cash paid at 1 December 2003	4,842
Foreign exchange movement	270
Consideration including acquisition costs at 30 September 2004 rates	5,112

Fair value of net assets acquired
Assets
Liquid assets	842
Due from other financial institutions	2,737
Trading securities	1,742
Investment securities	225
Net loans and advances	32,215
Other assets	1,815
Premises and equipment	169
Total assets	39,745
Liabilities
Due to other financial institutions	1,151
Deposits and borrowings	32,352
Provisions	115
Creditor and other liabilities	2,588
Unsubordinated Debt	1,179
Loan capital	514
Total liabilities	37,899
Net assets acquired at fair value	1,846
Goodwill on acquisition	3,266

Cash paid	4,842
Cash acquired	1,618
Cash outflow on acquisition	3,224

18. Changes in composition of the Group

Acquisition of controlled entities

There were no material controlled entities acquired during the year to 30 September 2005.  On 1 December 2003, the Company acquired NBNZ Holdings Limited and its controlled entities (NBNZ).  The contribution of these entities (excluding integration costs) to the Group’s profit after tax for the 10 months to 30 September 2004 was NZD422 million (AUD375 million).  Legal amalgamation of NBNZ into ANZ Banking Group (New Zealand) Limited was completed on 26 June 2004.  ANZ Banking Group (New Zealand) Limited changed its name to ANZ National Bank Limited on 28 June 2004.

Disposal of controlled entities

On 30 September 2005, the controlled entities NBNZ Life Insurance Limited and NBNZ Investment Services Limited were sold.  The profit before tax on disposal was $14 million ($14 million after tax).  The after-tax contribution prior to disposal was $18 million (2004: $12 million).

No material controlled entities were disposed of during the year to 30 September 2004.

19. Associates, joint venture entities and investments

	Half	Half	Movt	Full	Full	Movt
	year	year	Sep 05	year	year	Sep 05
	Sep 05	Mar 05	v. Mar 05	Sep 05	Sep 04	v. Sep 04
	$M	$M	%	$M	$M	%
Aggregate associates and joint venture entities
Operating profit	72	85	-15%	157	145	8%
Profit after income tax	72	85	-15%	157	145	8%

Material contributions to profit

	Contribution to
	Group pre-tax profit				Ownership interest
	Half	Half	Full	Full	held by Group
	year	year	year	year	As at	As at	As at
	Sep 05	Mar 05	Sep 05	Sep 04	Sep 05	Mar 05	Sep 04
	$M	$M	$M	$M	%	%	%
Associates
PT Panin Indonesia Bank	16	21	37	43	29	29	29
E*Trade	2	2	4	2	34	35	35

Joint ventures
ING Australia Limited(1)	48	59	107	97	49	49	49

(1)                               After charging notional goodwill of $43 million (2004 full year: $41 million; Sep 2005 half: $22 million; Mar 2005 half: $21 million).

20. Exchange rates

Major exchange rates used in translation of results of offshore controlled entities and branches into the Group accounts for each reporting period were as follows:

				Profit and Loss Average
	Balance Sheet			Half	Half	Full	Full
	As at	As at	As at	year	year	year	year
	Sep 05	Mar 05	Sep 04	Sep 05	Mar 05	Sep 05	Sep 04

Euro	0.6325	0.5970	0.5814	0.6164	0.5883	0.6024	0.5968
Great British pound	0.4325	0.4107	0.3983	0.4199	0.4085	0.4142	0.4054
New Zealand dollar	1.0998	1.0899	1.0700	1.0862	1.0832	1.0847	1.1254
United States dollar	0.7623	0.7719	0.7165	0.7643	0.7671	0.7657	0.7263

21. Significant events since balance date

There have been no significant events from 30 September 2005 to the date of this report.

APPENDIX 4E STATEMENT

The directors of Australia and New Zealand Banking Group Limited confirm that the financial statements and notes of the consolidated entity set out on pages 57 to 96 are in the process of being audited.

David Meiklejohn	John McFarlane
Director	Director

24 October 2005

DEFINITIONS

Adjusted common equity is Tier 1 capital less preference shares and other Hybrid Capital at current rates and regulatory deductions from total capital.

Business Unit description:

Personal Banking Australia

•                  Banking Products manufactures deposit, transaction account and margin lending products.

•                  Consumer Finance provides consumer and commercial credit cards, ePayment products, personal loans, and merchant payment and ATM facilities.

•                  Mortgages provides mortgage finance secured by residential real estate in Australia.

•                  Regional Commercial and Agribusiness Products provides a full range of banking services to personal customers across Australia, and to small business and agricultural customers in rural Australia.

•                  Wealth Management comprises the equity accounted earnings from INGA’s core business operations (excludes investment earnings) and the Financial Planning distribution business.

•                  Other includes the branch network, whose costs are fully recovered from product business units, Private Banking and marketing and support costs

Institutional

•                  Corporate and Structured Financing provides complex financing and advisory services, structured financial products, leasing, private equity, project and leveraged finance and infrastructure investment to ANZ’s Institutional, Corporate and Small Business customers.

•                  Client Relationship Group manages customer relationships and develops financial services solutions and strategies for large businesses with a turnover greater than $100 million in Australia and New Zealand and, through corporate clients where the Group has an existing customer relationship, in the United Kingdom, United States and Asia.

•                  Markets provides origination, underwriting, structuring, risk management, advice and sale of credit and derivative products, foreign exchange and commodity trading and sales-related services globally.

•                  Trade and Transaction Services provides cash management, trade finance, international payments, clearing and custodian services principally to institutional and corporate customers.

•                  Non Continuing Businesses comprises the London headquartered project finance business and certain structured finance transactions that ANZ has exited as part of its de-risking strategy. Certain legacy assets will remain on balance sheet until maturity or sale.

New Zealand Businesses

•                  ANZ Retail operating under the ANZ brand in New Zealand, provides a full range of banking service to personal and business banking customers.

•                  NBNZ Retail operating under the National Bank brand in New Zealand, provides a full range of banking services to personal customers from youth through to private banking, and business banking customers with turnover up to NZD5 million.

•                  Corporate Banking in New Zealand incorporates the ANZ and NBNZ brands, and provides financial solutions through a relationship management model for medium-sized businesses with a turnover up to NZD100 million.

•                  Rural Banking in New Zealand provides a full range of banking services to rural and agribusiness customers.

•                  NBNZ refers to the operations of the National Bank of New Zealand Limited purchased on 1 December 2003.  These operations were amalgamated with ANZ Banking Group (New Zealand) Limited on 26 June 2004 to form ANZ National Bank Limited.  NBNZ was reported as a separate business unit until 30 September 2004.

Corporate Australia

•                  Business Banking in Australia provides a full range of banking services to metropolitan-based small to medium businesses, with turnover up to $10 million and business banking funds under management of more than $50,000.

•                  Corporate Banking Australia manages customer relationships and develops financial solutions for medium-sized businesses with a turnover of $10 million to $150 million.

•                  Small Business Banking in Australia provides business banking services to metropolitan-based small businesses, with business banking funds under management of up to $50,000.

Group Centre

•                  Treasury is the banker to all ANZ businesses charged with providing cashflow support, ensuring liquidity, managing interest rate risk and providing capital to the businesses.

Economic loss provisioning (ELP) charge is determined based on the expected average annual loss of principal over the economic cycle for the current risk profile of the lending portfolio.

Equity standardisation Economic Value Added (EVATM) principles are in use throughout the Group, whereby risk adjusted capital is allocated and charged against business units.  Equity standardised profit is determined by eliminating the impact of earnings on each business unit’s book capital and attributing earnings on the business unit’s risk adjusted capital.  This enhances comparability of business unit performance.  Geographic results are not equity standardised.

Impaired assets are loans or other credit facilities where there is reasonable doubt about the collectability of interest, fees (past and future) or principal outstanding, or where concessional terms have been provided because of the financial difficulties of the customer.

Income includes external interest income, other external operating income, and if positive, net inter business unit fee and net intersegment interest income.

Liquid assets are cash and cash equivalent assets.  Cash equivalent assets are highly liquid investments with short periods to maturity, are readily convertible to cash at ANZ’s option and are subject to an insignificant risk of changes in value.

Net advances include gross loans and advances and acceptances less income yet to mature and provisions (for both as at and average volumes).

Net interest average margin is net interest income as a percentage of average interest earning assets.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net interest spread is the average interest rate received on interest earning assets less the average interest rate paid on interest bearing liabilities.  Non-assessable interest income is grossed up to the equivalent before tax amount for the purpose of these calculations.

Net non-interest bearing items, referred to in the analysis of interest spread and net interest average margin, includes shareholders’ equity, provisions for doubtful debts, and deposits not bearing interest and other liabilities not bearing interest, offset by premises and equipment and other non-interest earning assets.  Non-accrual loans are included within interest bearing loans, advances and bills discounted.

Net specific provision is the transfer from the general provision to the specific provision (representing new and increased specific provisions less specific provision releases) less recoveries.

Net tangible assets equals share capital and reserves attributable to shareholders of the company less preference share capital and unamortised goodwill.

Operating expenses exclude the provision for doubtful debts charge.

Overseas Markets includes all operations outside of Australia and New Zealand.  The Group’s geographic segments are Australia, New Zealand and Overseas Markets.

Service Transfer Pricing is used to allocate services that are provided by central areas to each of its business units.  The objective of service transfer pricing is to remove cross-subsidies between business units, and ensure each business accounts for the costs of the services it uses.

Service transfer pricing charges are reported in the profit and loss statement of each business unit as:

•                  Net inter business unit fees - includes intra-group receipts or payments for sales commissions and branch service fees.  A product business will pay a distribution channel for product sales.  Both the payment and receipt are shown as net inter business unit fees.

•                  Net inter business unit expenses - consists of the charges made to business units for the provision of support services.  Both payments by business units and receipts by service providers are shown as net inter business unit expenses.

Return on asset ratios include net intra group assets which are risk weighted at 0% for return on risk weighted assets calculations.

Revenue in business segments includes equity standardised net interest, other operating income and net inter business unit fees.

Significant items are items that have a material impact (typically > $10 million) on profit after tax, or the earnings used in the earnings per share calculation.  Significant items also do not arise in the normal course of business and are infrequent in nature.  Divestments are typically defined as significant items.

Total advances include gross loans and advances and acceptances less income yet to mature (for both as at and average volumes).

Unproductive facilities comprise facilities (such as standby letters of credit, bill endorsements, documentary letters of credit, guarantees to third parties, undrawn facilities to which the Group is irrevocably committed and market related exposures) where the customer status is non-accrual.

ALPHABETICAL INDEX

Accounting policies
Appendix 4E statement
Associates, joint venture entities and investments
Average balance sheet and related interest
Business Performance Review
Capital adequacy
Changes in the composition of the Group
Contingent liabilities and contingent assets
Consolidated Statement of Cash Flows
Consolidated Statement of Changes in Equity
Consolidated Statement of Financial Performance
Consolidated Statement of Financial Position
Definitions
Derivative financial instruments
Dividends
Earnings per share
Exchange rates
Financial Highlights
Five year summary
Geographic Segment Performance
Highlights
Impaired assets
Income
Income tax expense
Interest spreads and net interest average margins
Key impacts of adopting Australian Equivalents to International Financial Reporting Standards (AIFRS)
Loan capital
Net loans and advances
Note to the Statement of Cash Flows
Operating expenses
Provisions for doubtful debts
Results Commentary
Share Capital
Significant events since balance date

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Real progress on strategic agenda in 2005

Where our growth will come from
Short Term
1-2 years
Medium Term
2-5 years
Long Term
5+ years
Substantial momentum in Australian businesses
Post-integration, improved returns expected from NZ
Longer term, Asia increasingly meaningful

ANZ Strategy Day – 7 September 2005

Seamless succession

Australia

Institutional

- Up 8%, de-risking completed

New Zealand

Asia-Pacific

- Good underlying momentum
- Progress on expansion agenda

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Transformation
Growth

Peter Marriott

Chief Financial Officer

ANZ

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$m
2,815
38
NBNZ Normalisation
409
7.6%
Net Interest Income
220
6.6%
Non Interest Income
(322)
7.8%
Expenses
66
10.2%
Provisioning
(86)
7.3%
Tax
(122)
Significant items & inc. integration costs
3,018
Sep-04
Sep-05

Cash EPS 161.1 → 8.8%^ → **Cash EPS 175.2**

Scorecard	FY05	2H05
Volume Growth	✓✓	✓✓
Interest Margin	X*	X*
Non Int. Income	✓	✓✓
Expenses	X	X
Provisions	✓✓	✓
Tax	✓	✓
Cash EPS	✓	✓

✓✓ - Favourable to expectations
✓ - In line with expectations
X - Unfavourable to expectations

^excludes significant items & incremental integration costs

*impacted by derivative transactions

6

ANZ NOW

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Strong lending growth offset by margin pressure

Net Interest Income# Drivers FY05
EOP+
Personal
$290m
-$98m
$192m
15.5%
(5.4%)
10.1%
14.1%
Institutional®**
$101m
-$83m
$18m
14.5%
(12.1%)
2.4%
16.1%
Corporate
$66m
-$9m
$57m
10.4%
(1.5%)
8.9%
13.6%
NZ Businesses^
(NZD, normalised**)
$145m
-$95m
$50m
10.0%
(6.7%)
3.3%
13.4%
Esanda & UDC
$24m
-$15m
$9m
6.9%
(4.5%)
2.4%
5.1%
Group
(normalised**)
$721m
-$316m
$405m
13.7%
(6.2%)
7.5%
12.7%
Legend
AIEA growth
Margin
Net Interest Income

7

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Margin decline a mix of Structural impacts and Competition
bps
249.0
(2.8)
(2.6)
(7.3)
(2.6)
-
1.3
235.0
Funding Mix
Asset Mix
Competition
NZ Revenue Hedges
Wholesale Rate
Other
Sep-04
Sep-05
(14.0bps)

Competition most intense in NZ mortgage market
(competition impact on Group Margin Sep 04 – Sep 05)
bps
-1.6
-3.2
-0.6
-0.6
-1.4
Inst.
NZ Mort.
Aust. Mort.
Aust. Deposits
Other

refer slides 27 & 28 for detailed geographic analysis

8

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Strong 2nd half non-interest income performance

Improved performance across all major Divisions
FY05 Growth 6.6%**
2H05 Growth 7.6%*
7.6%
4.3%
5.5%
6.2%
-1.7%
7.7%
-0.4%
5.6%
0.7%
Personal
Institutional
NZ Businesses
Corporate
1H05
2H05 underlying
Trading instruments – income switch with net interest

Key Drivers (2H05 v 1H05)

Personal

Institutional

New Zealand

Corporate

9

ANZ NOW

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Headline Cost Growth – 10.8%

Underlying Cost Growth – 3.7%

4,005
NBNZ Normalised*
111
4,116
FX
31
Compliance
28
Underlying
149
Growth Investment^
113
4,437
Sep-04
Sep-04 Normalised
Sep-05

*extra 2 months of NBNZ in FY05

^includes investment in branch improvement program

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ANZ NOW

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Growth investment has been weighted towards increasing frontline FTE

Approx. 2,200 new FTE's in FY05
800
600
400
200
0
697
514
216
180
167
54
393
163 IT India FTE
66 Compliance FTE
integration
Personal
NZ
Asia Pacific
Corporate
Inst.
Esanda & UDC
Group & Integration

*excludes Group & Integration

11

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Solid momentum in Australia

Division

Personal Banking

Institutional

New Zealand* ***(NZ$)***

Corporate

Esanda & UDC

Asia Pacific

Geographic

Australia*

New Zealand* ***(NZ$)***

Asia Pacific

NPAT (Half on Half)
9%
4%
Flat (0.5%)
4%
6%
(2)%
NPAT increase
NPAT decrease
Prior period NPAT
$m
0
200
400
600
5%
(2)% (-1%)
19%
$m
0
400
800
1,200

NPAT (Year on Year)
15%
8%
9% (5%)
10%
11%
(14)%
$m
0
400
800
1200
14%
6% (2%)
(4%)
$m
0
600
1,200
1,800
2,400

12

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Non Accrual Loans
continue to reduce
$m
800
700
600
500
400
300
200
0.6%
0.4%
0.2%
0.0%
FY02
FY03
FY04
FY05
Net Non Accrual Loans (LHS)
Net Non Accrual Loans / Net Lending Assets (RHS)

Delinquencies remain low
(60 day delinquencies)
2.4%
2.0%
1.6%
1.2%
0.8%
0.4%
0.0%
Mortgages
Credit Cards
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

Specific Provisions
continue to reduce
$m
800
600
400
200
0
bp
60
50
40
30
20
10
0
FY02
FY03
FY04
FY05
Specific Provisions (LHS)
Loss Rate (RHS)
ELP Rate (RHS)

13

ANZ NOW

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IFRS Provision charge exhibits greater volatility than ELP charge

$m
1,000
800
600
400
200
0
-200
1997
1998
1999
2000
2001
2002
2003
2004
2005
Asian losses
Marconi & Enron losses
Total 2002 ELP charge including special charge
Illustrative
Macro impact of oil price driving increase*
ELP Charge**
Individual Provision
IFRS Collective Provision
Total IFRS Provision

*refer slide 39
**excludes special GP charge in 2002

15

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2006 headwinds represent ~2% drag on cash EPS

Summary of 2006 Headwinds
Structured Deal Run Off
Aust Deals
NZ Deals
ING Transitional tax run-off
NZ Synergy Benefits
ING Capital Investment
Other Discontinued Inst. Business
NPAT ($m)
-50
-40
-30
-20
-10
0
10
20

17

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Summary - *Good result, good momentum*

2005

- A quality result, ahead of original target
- Strong revenue momentum in second half
- Stronger revenue growth permitted increased investment
- Low risk, strong credit quality

2006

Environment broadly similar to 2005

Earnings growth again weighted to 2nd half

First year of IFRS!

19

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Mortgages continue to grow strongly

Approx Margin
Asset Mix
(FY04 v FY05)
NIM Impact (bps)
Low
High
14%
47%
18%
13%
20%
51%
18%
9%
Other 0.5
Institutional (1.0)
Mortgages (0.3)
Corporate (0.2)
Retail (1.6)
% of Assets
% of Growth
(2.6)

Approx Margin
Funding Mix
(FY04 v FY05)
NIM Impact (bps)
Low
High
20%
19%
24%
18%
9%
10%
39%
8%
19%
18%
5%
11%
Long Term Wholesale (4.5)
Short Term Wholesale 2.0
Term Deposits & Debentures 0.6
Current a/c - Other -
Current a/c savings (1.3)
Net NBI 0.4
% of Liabilities
% of Growth
(2.8)

26

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Funding mix & competition driving Australian interest margin contraction bps
248.2
(6.3)
Funding Mix
(2.4)
Asset Mix
(5.7)
Competition
(4.0)
Revenue Hedges
0.5
Wholesale Rate
3.9
Other
234.2
Sep-04
Sep-05
(14.0bps)

Institutional most competitive segment
(competition impact on Australian margin Sep 04 – Sep 05)
-1.6
Institutional
-0.4
Corporate
-0.8
Esanda
-0.9
Mortgages
-0.7
Consumer Finance
-1.0
Liabilities

27

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Fixed rate mortgage competition driving NZ Geographic margin contraction

Strong Fixed Rate Mortgage competition adversely impacting NZ margins bps
250.4
(8.9)
0.9
(10.3)
1.6
1.9
235.6
Funding Mix
Asset Mix
Competition
Wholesale Rate
Other
Sep-04
Sep-05
(14.8bps)

NZ mortgages driving margins down
(competition impact on NZ margin Sep 04 – Sep 05)
Price War impact 11bps
-4.5
-6.3
-0.7
-0.5
-0.4
2.1
Mort. Product Mix
Fixed rate competition
UDC
Inst. & Corporate
Rural & Business
Other (incl. Liabilities)

28

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Capital position remains above target range

Drivers of the ACE ratio

%
7.00
6.50
6.00
5.50
5.00
4.50
4.00
Earnings*
1.61
Dividends
(1.02)
RWA
growth
(0.58)
Buy Back
(0.10)
DRP/BOP
Employee
shares
0.16
FX
(0.05)
Other
0.05
5.09
5.07
Target range
Sep-04
Sep-05

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Core Capital Generation & Usage % of RWA

Cash Earnings 1.62
Dividend @63% (1.02)
DRP/BOP 0.10
Core Generation 0.70
INGA etc (0.08)
Fund RWA growth 0.62

Funding Marginal RWA Growth with Tier 1 @7%

$m p.a.
Internal capital generation (0.62%)
RWA Growth Forecast
Hybrid Requirement @1.75%
Capital Ratio Usage
600
400
200
0
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
7%
8%
9%
10%
11%
12%
13%
RWA Growth
Hybrid Requirement (LHS)
Previous ideal structure
ACE 5.25% 15 + 10% Hybrids
0% Hybrids

ANZ NOW

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Capital mix for marginal RWA growth next 5 years

CoC 7.5%*
CoC 8.2%*
CoC 8.9%*
CoC 8.0%*
3.20%
3.20%
3.20%
3.20%
2.25%
1.75%
0.70%
1.05%
7.00%
4.75%
5.25%
5.25%
Ideal Structure
Non Innovative @ 25%
0% Hybrids
Post 2010
Innovative (Cost 4.7%*)
Non Innovative (Cost 7.2%*)
ACE (Cost 11%*)
Tier 2 (Cost 4.3%*)

*after tax

31

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New Zealand currency risk substantially hedged

Attractive rates for hedging future revenue

1.40
1.30
1.20
1.10
1.00
AUD/NZD
Average hedge rate (spot)
2000
2001
2002
2003
2004
2005

NZD revenue hedging position (A$m)

100%
80%
60%
40%
20%
0%
2006
2007
2008
2009

33

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ELP reduction reflects improved credit quality

Improved risk profile drives reduction in ELP rate
bps
31
(2)
(2)
(1)
(1)
25
ELP Top-Up
Normalised ELP
Sep-04 Headline
Lower offshore Risk
Improved Inst Risk Profile
Alignment of ELP in NBNZ
Other
Sep-05 Headline

ELP charge exceeded SP's by 63% in FY05
$m
200
160
120
80
40
0
-40
Specific Provisions
ELP
Personal
Institutional
NZ
Corporate
Asset Finance
Asia Pac

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Net Specific Provisions down 19%

Geographic Specific Provisions
$m
800
700
600
500
400
300
200
100
0
-100
728
527
443
357
FY02
FY03
FY04
FY05
Aust
NZ
UK/US
Asia
Other Inter

Net Specific Provisions by size FY05
$20m-25m
2 customers
$10m - $20m
5 customers
6 customers
$5m - $10m
<$5m

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Non Accrual loans remain at historically low levels

Gross Non-Accrual Loans at historical lows*

9.0%
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005

$m
1400
1200
1000
800
600
400
200
0
1.0%
0.9%
0.8%
0.7%
0.6%
0.5%
0.4%
0.3%
0.2%
0.1%
0.0%
2002
2003
2004
2005
Australia
UK/USA
Other Inter
Loss Rate (RHS)
New Zealand
Asia
Default Rate (RHS)

* Gross Non-Accrual Loans to Gross Loans & Acceptances

37

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Risk Grade Profiles
Australia
New Zealand
$175bn
$64bn
10.2%
10.0%
AAA to BBB
59.4%
59.0%
BBB-
15.8%
18.1%
BB+ to BB
12.8%
10.9%
BB-
1.8%
2.0%
>BB-

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Credit quality robust in Mortgages Australia

Strong LVR profile
80%
70%
60%
50%
40%
30%
20%
10%
0%
LVR at origination Sep-04
LVR at origination Sep-05
Dynamic LVR Sep-04
Dynamic LVR Sep-05
0-60%
61-75%
76-80%
81%-90%
91%+

Network vs Brokers 60+ day Delinquencies
0.6%
0.4%
0.2%
0.0%
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Network
Brokers

Portfolio by product – Mortgages Australia (incl Origin)
30%
31%
32%
32%
32%
5%
5%
7%
9%
10%
65%
64%
61%
59%
58%
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Home Loans
Equity Loans
RILs

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Inner City arrears immaterial

Purpose of inner city lending shifting towards Owner Occupied

62%
60%
57%
55%
38%
40%
43%
45%
Sep-02
Sep-03
Sep-04
Sep-05
Owner Occupied
Residential Investment

Inner City Accounts & Exposure

Accounts
Exposure
230
$90m
495
$127m
271
$82m
Docklands
Southbank
Zetland / Waterloo (NSW)

Inner city delinquencies negligible

#
Mar-04
Sep-04
Mar-05
Sep-05
35
30
25
20
15
10
5
0
> 60 days
> 90 days

41

ANZ NOW

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Group risk grade profile

ANZ Group – Outstandings*

$158bn
165bn
$207bn
$222bn
$235bn
$248bn
AAA to BBB
BBB-
BB+ to BB
BB-
>BB-
14.1%
12.8%
12.1%
11.3%
11.7%
11.5%
53.8%
55.3%
56.2%
57.2%
57.5%
57.7%
14.9%
15.3%
15.5%
15.8%
15.6%
16.8%
14.0%
13.7%
13.9%
13.5%
13.3%
12.1%
3.2%
2.9%
2.3%
2.2%
1.9%
1.9%
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05

Total investment grade as at Sep-05 - $172bn or 69.2% of the portfolio

	Mar-03	Sep-03	Mar-04	Sep-04	Mar-05	Sep-05
B+ to CCC	2.5%	2.3%	1.9%	1.8%	1.6%	1.6%
Non Accrual	0.7%	0.6%	0.4%	0.4%	0.3%	0.3%

*NBNZ acquired December 2003

42

ANZ NOW

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Institutional risk grade profile

Institutional – Outstandings*
$43bn
$43bn
$45bn
$49bn
$50bn
AAA to BBB
BBB-
BB+ to BB
BB-
>BB-
44.0%
48.6%
48.6%
50.2%
49.5%
22.0%
19.5%
19.9%
20.4%
20.1%
20.4%
19.0%
18.9%
17.5%
18.4%
8.8%
9.7%
9.7%
10.6%
10.4%
4.8%
3.2%
2.9%
1.3%
1.6%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Total investment grade as at Sep-05 $35bn or 69.6%

B+ to CCC	3.2%	1.9%	1.8%	0.7%	1.1%
Non Accrual	1.6%	1.3%	1.1%	0.6%	0.5%

*NBNZ acquired December 2003

43

ANZ NOW

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Health & Community Services
Cultural & Recreational Services
Forestry & Fishing
Mining
Personal & Other Services
Communication Services
20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)
Finance - Other
Transport & Storage
Utilities
Finance – Banks, Building Soc etc.
Accommodation, Clubs, Pubs etc.
Construction
20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

45

ANZ NOW

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Industry exposures – Australia & New Zealand

Lending Assets (AUD)
% of Portfolio (RHS scale)
% in High Risk (RHS scale)
% in Non Accrual (RHS scale)

Real Estate Operators & Dev.

20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

Retail Trade

20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

Agriculture

20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

Manufacturing

20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

Wholesale Trade

20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

Business Services

20bn
15bn
10bn
5bn
0bn
10.0%
7.0%
4.0%
1.0%
-2.0%
Sep-02
Sep-03
Sep-04
Sep-05

46

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Customer satisfaction and market share has grown

Leading major bank customer satisfaction
(Main Financial Institution*)
%
85
80
75
70
65
60
55
50
Closest major peer
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
(Prelim) Sep-05
ANZ
Peer Banks
Regional Banks

% Satisfied (Very or Fairly Satisfied), 6 monthly moving average

Overtaken NAB and closing the market share gap to WBC
(share of traditional banking products)
Market Share Gap
4.0%
2.9%
2.0%
1.5%
14.3%
10.3%
13.7%
10.8%
13.1%
11.1%
12.7%
11.2%
Jun-03
Jun-04
Jun-05
Aug-05
ANZ
WBC

48

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Housing market continues to deliver attractive FUM growth^ ($b)

66.9
18.0%
79.0
13.8%
89.9
2003
2004
2005

^excludes Securitised Assets

ANZ channels increasing their share of new sales flows

80%
70%
60%
50%
73%
71%
73%
75%
58%
56%
59%
63%
1H04
2H04
1H05
2H05
% loans by number
% loans by value

Retail channels increasing market share; Origin refocusing

13%
12%
11%
10%
Total Mortgages*
Mortgages Retail*
Sep-02
Sep-03
Sep-04
Sep-05

Mortgage Solutions growing ahead of expectations ($m)

FUM (LHS)
Sales - Drawdowns (RHS)
600
400
200
0
120
100
80
60
40
20
0
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05

49

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Banking Products: good FUM growth in Savings & Transaction accounts

Transaction FUM: Access accounts driving growth (A$b)

7.9
8.2
8.2
8.5
2.7
2.7
2.7
2.7
5.3
5.5
5.5
5.8
1H04
2H04
1H05
2H05
Access
Other

Savings FUM: good growth across all products (A$b)

Online Saver balance ~ $300m
21.8
23.2
24.4
25.7
11.0
11.6
12.0
12.2
9.7
10.2
10.8
11.5
1H04
2H04
1H05
2H05
Cash incl V2+
Term Deposits
Other

Good growth in Transaction accounts

11% increase in accounts
2,500
2,300
2,100
1,900
1,700
1,500
2066
2124
2204
2289
1H04
2H04
1H05
2H05

Deposit margins have remained relatively stable despite competition

(index: 1H04 = 100)

100
98
95
94
1H04
2H04
1H05
2H05

50

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Continued strong FUM growth

13% growth
$b
0.8
4.3
0.8
4.4
0.9
4.8
1.0
5.4
1H04
2H04
1H05
2H05
Cards
Personal Loans

Delinquencies trending down across the portfolio (90+ day arrears)

1.4%
1.2%
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Rewards
Proprietary
Total Portfolio

All card products adding economic value (indexed annual EVA)

Low rate cards value accretive
100
80
Proprietary & Rewards
Low Rate

Greater than 80% of low rate customers acquired externally

57%
43%
68%
32%
83%
17%
82%
18%
1H04
2H04
1H05
2H05
Internal
External

51

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INGA: underlying business performing well

Solid underlying profit growth achieved during integration

$m
350
300
250
200
150
100
50
0
2003
2004
2005
1st Half
2nd Half

80%
70%
60%
50%
40%
73%
57%
2H02
1H03
2H03
1H04
2H04
1H05

Continued strong FUM growth

22% increase
$b
2.5
25.5
3.1
27.5
3.7
30.2
Jun-03
Jun-04
Jun-05
Retail & Mezzanine
Wholsesale & NZ Inv Bonds

ANZ Channels driving majority of new sales*

ANZ Financial Planners
52%
Open Market
31%
Aligned IFA's
17%

52

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Institutional: strong second half momentum

Business performance in line with expectations (NPAT growth)

Increased focus on higher value-add products delivering results
Margin pressure offsetting solid FUM growth
-2%
13%
15%
32%
CRG
TTS
Markets
CS&F*

Lending Asset growth moderating in 2H05

Growth impacted by de-risking
2H05 moderated following strong 1H05
-4%
-2%
4%
10%
5%
2H03
1H04
2H04
1H05
2H05

Growth constrained by de-risking
Unrealised gain on trading instruments
Underlying Growth
6%
5%
3%
-2%
8%
4%
2H03
1H04
2H04
1H05
2H05

*continuing businesses

Strong growth in Markets income: VaR remains low

Other Income
241
293
22%
1H05
2H05
Ave. VaR ($m)*
1.5
1.7
1H05
2H05

*97.5 confidence

54

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35%
30%
25%
20%
15%
10%
5%
0%
ANZN
ASB
BNZ
Westpac
Aug-02
Dec-02
Apr-03
Aug-03
Dec-03
Apr-04
Aug-04
Dec-04
Apr-05
Aug-05

Household deposits share stable at ~37%**

45%
40%
35%
30%
25%
20%
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05

1,500
1,200
900
600
300
0
2H04
1H05
2H05

Customer satisfaction continues to improve in both brands#

80%
75%
70%
65%
60%
55%
50%
45%
40%
35%
01q2
02q2
03q2
04q2
05q2
ANZ
ASB
BNZ
National
Westpac

56

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Corporate Banking – good revenue and cost momentum

10% CAGR Revenue Growth
400
350
300
250
200
40%
35%
30%
25%
20%
2003
2004
2005
Revenue
CTI % (RHS)

Strong credit quality driving low specific provisions

60
50
40
30
20
10
0
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
2003
2004
2005
Specific Provisions
% of Net Lending Assets (RHS)
ELP P&L charge

Significant increase in WSTMS* deal flow in 2005

trans'n
Asset (m)
20
15
10
5
0
190
160
130
100
70
40
10
1H03
2H03
1H04
2H04
1H05
2H05
WSTMS Deals (LHS)
Value Private Equity (RHS)

*Wall St to Main St

Small Business – investment and focus driving lending growth

$m
10
8
6
4
2
0
80
60
40
20
0
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Lending Flows (LHS)
Frontline FTE (RHS)

59

ANZ NOW

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Business Banking: growth has moderated, fundamentals remain sound

Balance Sheet growth has moderated

xx% - Average growth
(xx%) - EOP growth
13%
(10%)
27%
(25%)
9%
(9%)
16%
(12%)
2003
2004
2005
Lending
Deposits

Excellent credit quality and low Specific Provisions

25
20
15
10
5
0
1.0%
0.8%
0.6%
0.4%
0.2%
0.0%
2003
2004
2005
Specific Provisions
ELP P&L charge
% of Net Lending Assets (RHS)

100 100
99 98
97 98
97 97
1H04
2H04
1H05
2H05
Deposits
Lending

60

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Strong NPAT growth in Australia, flat in NZ

$m
24
79
17%
(Aust.)
36
93
14%
37
106
15%
37
122
2002
2003
2004
2005
Australia
NZ

$m
500
400
300
200
46%
44%
42%
40%
38%
36%
2002
2003
2004
2005
Revenue
Cost to Income Ratio

$m
8,000
6,000
4,000
2,000
0
New strategy rolled out, strong market conditions
Continuing to grow off record levels
19%
(Aust.)
8%
5%
2002
2003
2004
2005
Australia
NZ

Debentures & Online Saver continue to grow supporting asset growth

8,143
8,619
9,248
9,638
2002
2003
2004
2005
Debentures
Online Saver

61

ANZ NOW

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Asia: good underlying performance

Good NPAT momentum in core business* (A$m)

28
28
33
38
1H04
2H04
1H05
2H05

*excludes Treasury

Credit Card JV's performing well
(# card accounts '000)

385
423
473
619
1H04
2H04
1H05
2H05
Metrobank (Philippines)
Panin (Indon)

Strong underlying earnings momentum (A$m)

30
55
49
37
2002
2003
2004
2005
Underlying Earnings
Provision add back
WHT writeback
One-off gain

62

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Pacific: strong performance across the region

Strong NPAT growth (A$m)

100
80
60
40
20
0
60
70
77
90
2002
2003
2004
2005

Continued strong balance sheet growth across the region

2H04
1H05
2H05
6.1%
9.3%
12%
4.7%
5.4%
14%
Lending
Deposits

Leading staff engagement driving performance

60%
68%
ANZ Group
Pacific

63

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Good progress on corporate responsibility agenda

FTSE4Good

CORPORATE RESPONSIBILITY INDEX

Overall Image*

7.0
6.5
6.0
5.5
5.0
4.5
4.0
Starting to break from the pack
ANZ
Bank 1
Bank 2
Bank 3
Oct-00
Jan-01
Apr-01
Jul-01
Oct-01
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05

•Data collection commenced in 2000

64

ANZ NOW

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Searchable text section of graphics shown above

[GRAPHIC]

2005 Annual Results

Australia and New Zealand Banking Group Limited

25 October 2005

[LOGO]

Record profit, ahead of target

Strong revenue momentum in second half

			2005 v 2004

NPAT*	$3,056	m	^	11.9%

Cash EPS*	175.2	c	^	8.8%

Dividend	110	c	^	8.9%

			2h05 v 1h05

NPAT*			^	4.8%

Total Income*			^	4.9%

Other Operating Income*			^	7.6%

*excluding NZ incremental integration costs and significant items

[LOGO]

Real progress on strategic agenda in 2005

[GRAPHIC]

ANZ Strategy Day – 7 September 2005

Seamless succession
• Graham Hodges	New Zealand
• Mark Paton	Corporate
• David Hisco	Esanda

Australia

•  Profit up 14%

•  Personal up 15%

•  Corporate up 10%

•  Esanda up 11%

Institutional

•  Up 8%, de-risking completed

New Zealand

•  Flat result in competitive market

•  Integration largely complete

•  Good outlook for 2007 & beyond

Asia-Pacific

•  Good underlying momentum

•  Progress on expansion agenda

Creating Australasia’s leading bank

•              Mission – to become Australasia’s leading bank

•              Favourable 2006 outlook:

“Environment should be broadly similar to 2005, enabling us to produce continued good results in the year ahead”

•              New Growth and Transformation agenda:

Growth	7% – 9% annual revenue growth
Transformation	40% cost-income ratio

[GRAPHIC]

Peter Marriott
Chief Financial Officer

[LOGO]

Good full year result: strong revenue momentum in the second half

[CHART]

^ excludes significant items & incremental integration costs

Scorecard	FY05		2H05

Volume Growth	Z		Z

Interest Margin	X	*	X	*

Non Int. Income	Y		Z

Expenses	X		X

Provisions	Z		Y

Tax	Y		Y

Cash EPS	Y		Y

Z	–	Favourable to expectations
Y	–	In line with expectations
X	–	Unfavourable to expectations

*impacted by derivative transactions

6

Strong lending growth offset by margin pressure

Personal	14.1%

Institutional@**	16.1%

Corporate	13.6%

NZ Businesses^	13.4%
(NZD, normalised**)

Esanda & UDC	5.1%

Group	12.7%
(normalised**)

Net Interest Income# Drivers FY05

[CHART]

@excludes markets, #NII includes tax equivalent gross-up and margin decline includes joint variance

**FY04 normalised for two extra month of NBNZ

^excludes significant items, incremental integration costs & shareholder functions

+growth in net loans & advances

7

Excluding FX hedge impact, margin decline close to longer term trend

Margin decline a mix of Structural impacts and Competition		Competition most intense in NZ mortgage market
	[GRAPHIC]	(competition impact on Group Margin Sep 04 - Sep 05)

[CHART]		[CHART]

refer slides 27 & 28 for detailed geographic analysis

8

Strong 2nd half non-interest income performance

Improved performance across all major Divisions

[CHART]

[GRAPHIC]

note – there have been a number of minor restatements to 1H05 numbers

*excluding significant items; ** normalised for two additional months from NBNZ

Key Drivers (2H05 v 1H05) Personal

•                  Volume related fee income increases

•                  Increase fee income from Wealth Management business

Institutional

•                  Strong client flow in markets business

•                  Good fee growth in C&SF

•                  Improved cross sell by Client Relationship Group

New Zealand

•                  Seasonality of fee income in 2H05

•                  Volume related fee income increases

Corporate

•                  Volume related fee income increases

•                  Increased contribution from Small Business

9

Improved revenue growth & lower credit costs has permitted higher growth investment

Headline Cost Growth – 10.8%

Underlying Cost Growth – 3.7%

[CHART]

*extra 2 months of NBNZ in FY05

^includes investment in branch improvement program

10

Growth investment has been weighted towards increasing frontline FTE

Approx. 2,200 new FTE’s in FY05

[CHART]

[GRAPHIC]

•                  Approx. 70% of new business* FTE in frontline roles

•                  Full run rate of FTE investment to drive expense growth in FY06

•                  Institutional frontline investment offset by restructuring reductions and PSF sale (approx 30 FTE), investment in TTS support for new operations and increased volumes

*excludes Group & Integration

11

Solid momentum in Australia

Division	NPAT (Half on Half)	NPAT (Year on Year)

Personal Banking	[CHART]	[CHART]

Institutional

New Zealand* (NZ$)

Corporate

Esanda & UDC

Asia Pacific

Geographic

Australia*	[CHART]	[CHART]

New Zealand* (NZ$)

Asia Pacific

*excludes significant items & incremental integration costs, NZ numbers normalised for 2 extra months of NBNZ in 2004

12

Credit quality remains favourable, delinquencies down on 1H05

Non Accrual Loans continue to reduce

[CHART]

Delinquencies remain low
(60 day delinquencies)

[CHART]

Specific Provisions continue to reduce

[CHART]

13

A-IFRS indicative impact on key measures

	AGAAP	A-IFRS^	Key Drivers

Cash EPS	175.2 cents	172.5 cents	•	Impact of share based payments
			•	Hedge derivative revaluations treated as non-cash

Return on Ordinary Equity	17.3%	18.7%	•	NPAT increased by ~ $133m
			•	Equity reduced by IFRS adjustments to Retained Earnings

Return on Assets	1.08%	1.11%	•	NPAT increased by ~ $133m
			•	Slight increase in assets - securitisation

General/Collective Provision to RWA’s	0.99%	0.85%	•	Reduction in General Provision to align to Collective Provisioning methodology

Net Interest Margin	2.35%	2.41%	•	NII adjusted for fee revenue, Individual provisioning & StEPS dividend
			•	AIEA increased due to recognition of Commercial Bills & Securitised Assets

Cost to Income Ratio*	45.6%	46.6%	•	Expenses increased due to recognition of share based payments
			•	Income flat – items offset excluding non cash hedge revaluations

ACE Ratio	5.1%	5.1%	•	Small movement to ACE, RWA’s unchanged

Ratios for year ended or as at 30 September 2005

*excluding significant items & incremental integration costs, goodwill and hedge derivative revaluations

All numbers subject to finalisation of IFRS figures and possible APRA impacts

^considers potential impact of provisioning, hedging volatility not included

14

Increased earnings volatility anticipated under IFRS driven by provisioning charge

•              ELP charge relatively stable compared to total IFRS provision charge

•              Collective provision function of

•                Probability of Default & Loss Given Default

•                Portfolio concentration

•                Specific events

•                Risk & Cycle conditions

IFRS Provision charge exhibits
greater volatility than ELP charge

[CHART]

*refer slide 39

**excludes special GP charge in 2002

15

Capital – regulatory position still under review

1.                   IFRS considerations

•                       Initial capital impacts of IFRS expected to be modest

•                  approx. $1.1b decrease in book equity, ACE and Tier 1 impact immaterial

•                       APRA treatment of IFRS adjustments (eg collective provision)

•                       Future dividend policy will generally seek to look through “normal” provisioning volatility

2.                   Innovative v Non-Innovative

•                       Currently ~ $1.0 billion in excess of APRA’s proposed 15% innovative limit

•                  expect to “grow-out” of excess by 2010

•                       Medium term capital needs will be met from ACE and non-innovative capital

•                       Still considerable uncertainty around:

•                  what qualifies for non-innovative capital and market capacity to absorb non-innovative instruments

•                  future cost of capital

•                  franking impacts

16

2006 headwinds represent ~2% drag on cash EPS

Summary of 2006 Headwinds

[CHART]

17

Group Outlook for 2006

Item	Outlook

Revenue	•	7% - 9% growth:
• Lending & deposit growth to remain strong
• Continued momentum in Australian businesses supported by specific growth initiatives
• Structured deal run-off & reduced INGA contribution due to end of transitional tax relief are key headwinds

Expenses	•	5% - 7% growth:
• Full year run rate of additional FTE’s driving expense growth, will result in earnings growth weighted to second half
• Ongoing investment in growth businesses e.g. Small Business

Provision	•	IFRS provisioning charge uncertain, dependant on actual losses and level of unidentified impaired assets at
for Doubtful		balance date
Debts
	•	Provision Charge = Individual Provisions + Change in Collective Provision (growth, change in risk)

	•	Continue to report ELP rate. Current credit environment remains favourable

Taxation	•	Tax rate higher due to run off of structured deals

18

Summary - Good result, good momentum

2005		2006

• A quality result, ahead of original target		Environment
		broadly similar to
• Strong revenue momentum in second half	[GRAPHIC]	2005
		Earnings growth
• Stronger revenue growth permitted increased investment		again weighted to
		2nd half
• Low risk, strong credit quality		First year of IFRS!

19

Additional Information

[LOGO]

20

Profit & Cash EPS reconciliation

	FY04 ($m)	FY05 ($m)	Change

Income	8,645	9,350	8.2%

Expenses	(4,026)	(4,515)	12.1%

Operating Profit	4,619	4,835	4.7%

Provision for Doubtful Debts	(632)	(580)	8.2%

Tax & OEI	(1,172)	(1,237)	(5.5)%

NPAT	2,815	3,018	7.2%

Goodwill	189	224	18.5%

Significant Items	(48)	38	large

Pref. Share Dividend	(98)	(84)	14.3%

Cash NPAT	2,858	3,196	11.8%

Average Shares	1,774	1,824	2.8%

Basic Cash EPS (cents)	161.1	175.2	8.8%

21

Cash EPS comparison – AGAAP v A-IFRS

			Share
	Reported		Based	Fee	Credit				Full
12 mths ended 30/9/05 ($m)	AGAAP	Goodwill	Payments	Revenue	Provisioning	Deriv’s	StEPS	Other	AIFRS

Net interest income	5,798			636	19		(66)	4	6,391

Non-interest income	3,552	45		(654)		35		13	2,991

Operating expenses	(4,336)		(80)					(5)	(4,421)

Goodwill amortisation	(179)	179							0

Bad & doubtful debts	(580)				7				(573)

Tax & OEI	(1,237)		16	6	(10)	(10)		(2)	(1,237)

NPAT	3,018	224	(64)	(12)	16	25	(66)	10	3,151

Goodwill amortisation	224

Hybrid	(84)						66		(18)

Significant items	38								38

Derivatives Revaluation	0					(25)			(25)

Cash NPAT	3,196	0	0	0	0	(25)	66	0	3,146

Average shares (basic)	1,824								1,824

Basic Cash EPS (cents)	175.2	224	(64)	(12)	16	0	0	10	172.5

Note: 2004 A-IFRS Cash EPS not available

22

Initial IFRS impact on capital likely to be modest, earnings volatility may impact dividends

Initial IFRS impacts on capital are forecast to be modest*

	Book Equity	ACE & Tier 1	Tier 2
	($m)	($m)	($m)
Derivative Accounting	33	(108)	—
Defined Benefit Scheme	(107)	(107)	—
Credit Provisioning	191	191	(235)
StEPS Reclassification	(992)	—	—
Fee Revenue	(266)	—	—
INGA	(181)	—	—
Other including goodwill	194	(30)	(31)
Total Adjustment	(1,130)	(25)	(266)

•              Under IFRS, reported earnings will become more volatile principally due to new provisioning methodologies

•              Prime objective will be to continue to maintain stable dividend growth.  In practice, this may require:

•             a larger capital buffer above the minimum capital ratios

•             some potential reduction in dividend payout coinciding with occurrences of outlier higher provisioning charges

Potential Future Dividend Payout Ratio Profile

[CHART]

* Based on 1st October 2005 balance sheet adjustments and subject to APRA finalizing their position on a number of IFRS issues, particularly the treatment of deferred fee income and the collective provision under prudential standards.

23

Illustrative A-IFRS Balance Sheet adjustments

			Defined
	Reported		Benefit	Fee		Credit	Derivative
as at 30/9/05 ($m)	AGAAP	Goodwill	schemes	Revenue	Securitisation	Provisioning	acctg	StEPS	Other	Full AIFRS

Liquid Assets & due for other fin’al inst.	17,948									17,948

Trading & invst sec’s & fair value assets	13,226				3,000		8		1	16,235

Net loans & advances	230,952			(390)	1,542	307				232,411

Customers liability for acceptances	13,449									13,499

Derivative fin’al instruments	0								5,006	5,006

Regulatory deposits	159									159

Shares in cont entities, assoc’s & JV’s	1,872								(126)	1,746

Deferred tax assets	1,337		44	124			25	2	0	1,532

Goodwill	2,898	224							27	3,149

Premises & Equipment	1,441								(381)	1,060

Other Assets	9,903		8					6	(4,625)	5,292

Total Assets	293,185	224	52	(266)	4,542	307	33	8	(98)	297,987

Due to other fin’al inst.	12,027									12,027

Deposits & other borrowings	185,693				3,000					188,693

Liability for acceptances	13,449									13,449

Derivative fin’al instruments	0								5,672	5,672

Deferred tax liabilities	1,797		3			116			115	2,031

Bonds & notes	39,073				1,538					40,611

Loan capital	9,137							1,000		10,137

Other liabilities	11,607		156						(5,668)	6,095

Provisions	914									914

Total Liabilities	273,697	0	159	0	4,538	116	0	1,000	119	279,629

Shareholders equity	19,488	224	(107)	(266)	4	191	33	(992)	(217)	18,358

24

Continued strong balance sheet growth

Personal

•                  Solid mortgages and credit card FUM growth driving lending

•                  Good growth in transaction & savings balances delivering above system deposit growth

Institutional

•                  Increased domestic lending following de-risking

•                  Strong deposit growth

New Zealand

•                  Good growth in Mortgages, Corporate & Institutional

•                  Deposit growth in line with system

Corporate

•                  Good lending growth in both Corporate & Business Banking.  12% Business Banking growth in line with system

•                  Continued strong deposit growth

Esanda & UDC

•                  Lending growth strong in Aust (up 9%), NZ impacted by restructuring

•                  Debentures & Online Saver driving deposit growth

Asia Pacific

•                  Strong lending growth in the Pacific driven by industry specialisation strategy

•                  14% increase in Pacific deposits driving growth

Lending and Deposit Volumes Growth (EOP)

[CHART]

25

Growth in Mortgages and Long Term Wholesale funding driving asset & funding mix margin impacts

Mortgages continue to grow strongly	Growth in long term funding key driver of funding mix

[CHART]	[CHART]

26

Australian Geographic margin contraction driven by funding mix, competition & revenue hedging impacts

Funding mix & competition driving Australian interest margin contraction		Institutional most competitive segment
	[GRAPHIC]	(competition impact on Australian margin Sep 04 – Sep 05)

[CHART]		[CHART]

27

Fixed rate mortgage competition driving NZ Geographic margin contraction

Strong Fixed Rate Mortgage competition adversely impacting NZ margins		NZ mortgages driving margins down
	[GRAPHIC]	(competition impact on NZ margin Sep 04 – Sep 05)

[CHART]		[CHART]

28

Capital position remains above target range

Drivers of the ACE ratio

[CHART]

[GRAPHIC]

•                  Adopted a prudent approach given uncertainties regarding IFRS and APRA impact on capital

•                  $350m buy-back ongoing, $203.6 million completed to-date

•                  “Other” impact largely reflects dividend & capital return from INGA and NBNZ Life sale, net of increased capital deductions

•                  Retain flexibility to make small ‘in-fill’ acquisitions and accommodate APRA/IFRS uncertainties

*Core Cash Earnings, defined as earnings after hybrid distributions, but before goodwill

29

Capital efficiency will be driven by access to non-innovative hybrids

•                  Current hybrid’s are expected to qualify as innovative Tier-1 capital

•                  Innovative hybrid is currently ~$1bn in excess of APRA’s proposed 15% limit and is expected to be corrected by organic growth by 2010

•                  Non-Innovative capital capacity will grow from $1.5bn (current) to in excess of $2bn by 2010

•                  Assuming Tier 1 at 7%, without access to hybrid capital (innovative or non-innovative), organic capital generation would fund only 9% pa RWA growth.  By using hybrid capital (non-innovative) and ACE capital of 5.25%, RWA growth of around 12% pa can be funded.

•                  Still considerable uncertainty around what qualifies for Non-Innovative capital and franking impacts

Core Capital Generation & Usage % of RWA

[CHART]

Funding Marginal RWA Growth with Tier 1 @7%

[CHART]

30

Cost of Capital dependant on access to Non-Innovative or Preference Share capital

•              As we are capped out of Non-Innovative capital until 2010 marginal RWA growth will be funded by either Core or Non-Innovative Capital

•              APRA’s low 25% limit for hybrid capital may result in incremental RWA growth being funded with at least 5.25% ACE (75% of Tier 1)

•              Strategy will be to reconsider Tier 1 targets and develop Non-Innovative capacity

•              The amount of non-innovative capital issued and cost of capital will be dependant upon APRA’s final definition and investor appetite

Capital mix for marginal RWA growth next 5 years

[CHART]

*after tax

31

Current hybrids

	ANZ StEPS	US Trust Securities	€ Trust Securities

US$1.1 billion
Currency & Amount	A$1 billion	• US$350m – Jan 2010	EUR500 million
• US$750m – Dec 2013

Issue Date	24 September 2003	26 November 2003	13 December 2004

Final Maturity Date	14 September 2053	15 December 2053	12 December 2053

Fixed
Interest Rate	Floating – BBSW + 100bpts	• US$350m @ 4.48%	Floating – Euribor + 66bpts
• US$750m @ 5.36%

Innovative/Non Innovative	Innovative • Step up of 100bpts at Sept 2013, or issuer call at Sept 2008	Innovative • Convertible to ordinary shares at investors option in Jan 10/Dec 13	Innovative • Step up 100bpts at Dec 2014

Debt/Equity classification	• Equity under AGAAP • Debt under A-IFRS as convertible to variable # of ordinary shares	• Debt under AGAAP • Debt under A-IFRS as mandatory conversion to variable # of ordinary shares	• Equity under AGAAP • Equity under A-IFRS as no conversion remains a preference share

Position to 2010	No change anticipated	No change anticipated	No change anticipated

32

New Zealand currency risk substantially hedged

•              Revenue hedging continues to be undertaken when currency is assessed to be outside its normal trading range and fair value estimates.

•              Under IFRS, hedge accounting remains until 1 Oct 2006. Subsequently, the full MTM of the FX derivatives will impact the P&L with no offset in the current period for future revenue flows.  Objective will be to continue hedging if economically justified, however, some changes in hedging approach may be required.

NZD revenue hedging position (A$m)

	2005	2004
Notional Principal	3,957	3,450
Income from hedge	(19)	10
Unrealised gain/(loss)	29	(41)
Exchange rate (spot)	~ 1.09	~ 1.09
Exchange rate (with forward points)	~ 1.11	~ 1.11

Attractive rates for hedging future revenue

[CHART]

Estimated proportion of NZ earnings hedged

(rolling 12 month basis)

[CHART]

33

Credit Quality

[LOGO]

34

ELP reduction reflects improved credit quality

Improved risk profile drives reduction in ELP rate

[CHART]

ELP charge exceeded SP’s by 63% in FY05

[CHART]

35

Net Specific Provisions down 19%

•              Credit quality in Australia continues to improve, with lower Specific Provisions

•              Specific Provisions up in New Zealand due to two medium sized Corporate accounts plus a handful of smaller exposures impacted by a significant downturn in the exported apples industry.

•              Some recoveries and write-backs recorded on legacy US Power accounts in 2005

Geographic Specific Provisions	Net Specific Provisions by size FY05

[CHART]	[CHART]

36

Non Accrual loans remain at historically low levels

Gross Non-Accrual Loans at historical lows*	New Non Accruals impacted by a small number of accounts

[CHART]	[CHART]

* Gross Non-Accrual Loans to Gross Loans & Acceptances

37

New Zealand portfolio remains sound, a small number of isolated defaults

Risk Grade Profiles

[CHART]

•              NZ overall portfolio remains high quality, in line with Australia

•              New Zealand new Non Accruals increased with the downgrade of two medium sized accounts and a small number of accounts impacted by a downturn in the export apple & pear industry

•              Net specific provisions still slightly less than ELP

•              New Zealand investment grade lending increased in FY05

38

We are closely monitoring potential impacts of the high oil price

	Driver		Current position

Impact of High Oil Prices	•	The recent spike in oil prices is likely to impact on credit quality	•	ANZ’s credit quality remains in excellent shape, however we expect some additional losses as a result of the increased oil price

			•	Market information suggests some consumer spending patterns are already changing

			•	Profit warnings directly attributable to higher oil prices have increased

			•	Industries with sub sectors identified as being directly at risk include; road transport, motor vehicle retailing, motor vehicle manufacturing, motor vehicle wholesaling and plastics manufacturing

			•	Other sectors indirectly impacted to lesser degrees include: retail, hospitality and tourism.

			•	Analysis suggests that sustained higher Oil Prices could have the equivalent effect of a 0.50% increase in interest rates

Nominal and Real Oil Price

[CHART]

Note: Oil price is West Texas Intermediate (WTI); Shaded areas denote oil price ‘shocks’.

Source: Thomson Financial Datastream; US Bureau of Labor Statistics; Economics@ANZ.

39

Credit quality robust in Mortgages Australia

•              Dynamic LVR profile reflects strong migration into lower LVR buckets compared to time of origination

•              Owner Occupied dominates the portfolio, although increased uptake of Equity products continues.

•              60+ day arrears have improved in the Sep-05 quarter.

Network vs Brokers 60+ day Delinquencies

[CHART]

Strong LVR profile

[CHART]

Portfolio by product – Mortgages Australia (incl Origin)

[CHART]

40

Inner City arrears immaterial

Purpose of inner city lending shifting towards Owner Occupied

[CHART]

Inner City Accounts & Exposure

[CHART]

Inner city delinquencies negligible

[CHART]

41

Group risk grade profile

ANZ Group – Outstandings*

[CHART]

*NBNZ acquired December 2003

42

Institutional risk grade profile

Institutional – Outstandings*

[CHART]

*NBNZ acquired December 2003

43

Industry exposures – Australia & New Zealand

Health & Community Services	Cultural & Recreational Services	Forestry & Fishing

[CHART]	[CHART]	[CHART]

Mining	Personal & Other Services	Communication Services

[CHART]	[CHART]	[CHART]

44

Finance - Other	Transport & Storage	Utilities

[CHART]	[CHART]	[CHART]

Finance – Banks, Building Soc etc.	Accommodation, Clubs, Pubs etc.	Construction

[CHART]	[CHART]	[CHART]

45

Real Estate Operators & Dev.	Retail Trade	Agriculture

[CHART]	[CHART]	[CHART]

Manufacturing	Wholesale Trade	Business Services

[CHART]	[CHART]	[CHART]

46

Divisional Performance

[LOGO]

47

Customer satisfaction and market share has grown

Leading major bank customer satisfaction

(Main Financial Institution*)

[CHART]

*Source: Roy Morgan Research – Main Financial Institution, September 2005 results preliminary only

% Satisfied (Very or Fairly Satisfied), 6 monthly moving average

Overtaken NAB and closing the market share gap to WBC

(share of traditional banking products)

[CHART]

Source: Roy Morgan Research – Traditional Banking 12 monthly moving average

48

Mortgages: solid FUM growth with strong performance by ANZ proprietary channels

Housing market continues to deliver attractive FUM growth^ ($b)	ANZ channels increasing their share of new sales flows

[CHART]	[CHART]

^ excludes Securitised Assets

Retail channels increasing market share; Origin refocusing	Mortgage Solutions growing ahead of expectations ($m)

[CHART]	[CHART]

*Mortgages Retail includes mortgages sourced from ANZ’s distribution network and brokers. “Total Mortgages” includes white-labelled mortgages through Origin

49

Banking Products: good FUM growth in Savings & Transaction accounts

Transaction FUM: Access accounts driving growth (A$b)	Savings FUM: good growth across all products (A$b)

[CHART]	[CHART]

Good growth in Transaction accounts	Deposit margins have remained relatively stable despite competition

[CHART]	[CHART]

50

Consumer Finance: strong growth in all products driving market share gains

Continued strong FUM growth		Delinquencies trending down across the portfolio (90+ day arrears)

[CHART]		[CHART]

All card products adding economic value (indexed annual EVA)	[GRAPHIC]	Greater than 80% of low rate customers acquired externally

[CHART]		[CHART]

51

INGA: underlying business performing well

Note – all data based on INGA December Year End, 1H05 at Jun-05

Solid underlying profit growth achieved during integration		Significant efficiency gains realised since JV formed (cost to income ratio^)

[CHART]		[CHART]

Continued strong FUM growth	[GRAPHIC]	ANZ Channels driving majority of new sales*

[CHART]		[CHART]

^ Excluding non-recurring remediation expenses

*Retail and Mezzanine Sales, 12 months to 30 June 2005

52

INGA JV: strong underlying contribution partially offset by capital investment hedge losses

Full year NPAT to Sept-05 increased 9% driven by:

•              Funds management income increased by 5% based on higher average funds under management underpinned by strong investment markets and improved net flows

•              Risk income grew 28% due to growth in in-force premiums and continued favourable claims experience

•              Capital investment earnings increased by 10% but were negatively impacted by

•              interest costs related to a return of shareholder capital

•              Capital hedge losses (in ANZ) impact the net return on investment earnings

•              Core operating cost were lower in 2005, offset by

•              costs associated with remediation of past unit pricing errors

•    upgrading systems and processes

•              INGA currently ranks fifth in Retail FUM as measured by ASSIRT

Current JV Valuation		$m

Carrying value at Sep-04		1,697
•	Capital return	(245)
•	Movement in Reserves	2
•	2005 Equity accounted profits	107
•	Dividend Received	(82)
Carrying value at Sep-05		1,479

Investment Earnings partially offset by ANZ Hedge losses

[CHART]

[GRAPHIC]

ANZ capital invested in diverse portfolio

[CHART]

53

Institutional: strong second half momentum

Business performance in line with expectations (NPAT growth)	Lending Asset growth moderating in 2H05

[CHART]	[CHART]

Strong non interest income growth delivered in 2H05	Strong growth in Markets income: VaR remains low

[CHART]	[CHART]

*continuing businesses	*97.5 confidence

54

New Zealand: financial performance softer than expected, but good operational momentum

Strong performance in NBNZ Retail, Corporate and Rural, whilst
ANZ Retail, Institutional and UDC reposition*

[CHART]

ANZ Retail	NBNZ Retail	Corporate	Rural	Institutional	UDC

• Improved volume growth • Customer Satisfaction at 7 year high • Ongoing investment in brand & people • 2 new branches • Restructuring of fee income • Margin pressure in mortgages	• Strong volume growth in both business and personal • Mortgages market share of growth held • 2 new branches • Margin pressure • Above market deposit growth	• Strong lending and deposit growth supported by stable margins • Stronger fee growth in second half • Increased market share	• Good lending and deposit growth • Stable margins • Fee income stronger in second half • Disciplined cost control

• Strong deposit & lending growth, offset by margin contraction

• #1 Lead Bank, increased market share and service ratings

• NZ$14.5m reduction in NPAT from structured transactions

• Increased cross-sell and non interest income

• Slower volume growth due to changes away from the franchisee model and competitive pressure • Significant competitive pressure impacting margins

*growth numbers normalised for NBNZ

55

Both NZ retail brands continue to hold market share & improve customer satisfaction

Stabilising mortgages position* (share of new mortgage registration by number)	Household deposits share stable at ~37%**

[CHART]	[CHART]

Continue to maintain share of customers (ANZN number of Main Bank Personal customers ‘000)	Customer satisfaction continues to improve in both brands#

[CHART]	[CHART]

Sources – *Terralink International Ltd, NZ **RBNZ Aggregate SSR & ANZN SSR

#Source: ACNielsen© Consumer Finance Monitor. Major banks only; rolling 4 quarter average percentage of customers rating their main bank as ‘Excellent’ or ‘Very good’ in response to the question ‘How would you rate your (main) provider of financial services on its overall service?’

56

NBNZ integration on track

NZ$m	2004	2005	2006	2007
Total Integration costs	49	139	52	0	Likely to be approximately
Incremental Integration Opex	29	85	[GRAPHIC]		• 10% costs capitalised,
Cost synergies	6	33	39	58	• 5% covered by restructuring provision, and;
Revenue synergies	1	26	47	53	• 20% from existing resources
Attrition	20	33	34	34

•              No material change to forecast integration costs and benefits

•              Full impact to satisfy regulatory requirements under ANZ National Bank’s Conditions of Registration have been assessed and along with higher program management costs will increase total integration costs from NZ$220m to NZ$240m

•              Outsourcing Policy changes have recently been announced by RBNZ – impact under consideration, but likely to provide more flexibility in outsourcing processes and systems

•              Integration to be virtually finalised by end of 2005

•              2005 integration tasks completed include

•                 New IT infrastructure established to support systems migrating from Australia

•                 Successful migrations to single integrated core systems for general ledger, procurement, property and HR/payroll

•                 Commenced migrations to ANZ Group systems in Institutional, Corporate and Commercial

57

New Zealand structured finance transactions

•              IRD audit focused on so called “conduit” transactions

•           Notices of Proposed Adjustment and assessments received as expected

•           Net potential liability on all similar transactions $NZ308m*

•              Legislative change to ‘thin cap’ rules in NZ will make these transactions economically unviable after 2005

•           No new conduit transactions entered into in over 2 years

•           Conduit transactions have been exited during 2H05

•           More capital now held in NZ – negligible profit impact. Franking impact limited by redirecting UK capital to NZ

NPAT from NZ Structured
Finance Transactions –
significant runoff in FY06

[CHART]

* including interest which is tax effected, up to 30 September 2005 and net of Lloyds indemnity

58

Corporate: Strong performance for Corporate Banking, significant investment in Small Business

Corporate Banking – good revenue and cost momentum	Strong credit quality driving low specific provisions

[CHART]	[CHART]

Significant increase in WSTMS* deal flow in 2005	Small Business – investment and focus driving lending growth

[CHART]	[CHART]

* Wall St to Main St

59

Business Banking: growth has moderated, fundamentals remain sound

•	Business Banking balance sheet growth has moderated, reflecting:		Balance Sheet growth has moderated
	•	slowdown in property related lending
	•	increased competition in the market; margins have remained relatively stable	[CHART]
	•	steady new lending volumes (with around one third due to new customers), but
	•	higher amortisation due to the strong cash performance of the segment (also reflects in excellent credit quality)
•	Modest market share gain during the year; retained highest customer satisfaction and lowest likelihood to switch as measured by independent research

Excellent credit quality and low Specific Provisions	Margins remain stable for core lending and deposit products (index: 1H04 = 100)

[CHART]	[CHART]

60

Esanda & UDC: good growth in Australia, NZ impacted by restructure

Strong NPAT growth in Australia, flat in NZ	Solid Revenue growth and continued cost discipline driving CTI below 40%

[CHART]	[CHART]

New Business Writings growth driven by Australia, NZ impacted by restructure	Debentures & Online Saver continue to grow supporting asset growth

[CHART]	[CHART]

61

Asia: good underlying performance

ANZ Asian Network
•	Excluding Treasury NPAT grew 23%
•	Return to balance sheet growth following de-risking, lending up 10% yoy, deposits up 12% yoy
•	Good momentum in Institutional businesses, Markets, Trade and Corporate & Structured Financing
•	Continuing to add product specialists and increased focus on personal banking products in 2006

Good NPAT momentum in core business* (A$m)

[CHART]

Retail Partnerships
•	NPAT down 22% yoy driven by FY04 Panin one-offs not repeated in FY05, and costs of establishing new partnerships eg Cambodia
•	Cards continues to perform well with a 22% increase in NPAT(1)
•	New partnerships established:
• Vietnam (SacomBank)
• Cambodia (ANZ Royal)
•	Discussions ongoing with two potential Chinese partners

Credit Card JV’s performing well (# card accounts ‘000)

[CHART]

[GRAPHIC]

Panin Partnership
•	Strong underlying growth in Consumer and SME; outlook still positive
•	Provisioning, tax and other equity accounting adjustments in 2004 not repeated in 2005
•	Recent interest rate rises are likely to impact market growth and put pressure on margins
•	Book value of $143m against market value of $249m at Sep-05

Strong underlying earnings momentum (A$m)

[CHART]

*excludes Treasury

62

Pacific: strong performance across the region

•	NPAT up 17% on FY04, driven by:	Strong NPAT growth (A$m)
• Lending growth of 23% pcp (12% hoh)
	• Deposits growth of 20% pcp (14% hoh)	[CHART]
•	Good momentum across the Pacific underlined by:
• Strong staff engagement of 68%, well above Group
• Increased sales focus and training
• Implementation of regional specialists eg Tourism sector
•	Strong community investment eg Banking the Unbanked in Fiji, Alliance with PNG Post
•	Small in-fill acquisitions a possibility to increase footprint

	Continued strong balance sheet growth across the region	Leading staff engagement driving performance

	[CHART]	[CHART]

63

Good progress on corporate responsibility agenda

• “Community Involvement” No.2 value evident in ANZ’s culture according to our staff (Customer Focus was number 1)			Overall Image*

• Ranked in the top 10 of top 10% of banks globally on the Dow Jones Sustainability Index

• 100% for community management practice on Corporate Responsibility Index			[CHART]

• Member of FTSE4Good Global Index

• A+ on Reputex Social Responsibility ratings

[LOGO]	[LOGO]	[LOGO]

•    Wallace Associates, Base: Total Metro Population 18+ (2M: Wtd MFI

•    Data collection commenced in 2000

64

Community investment strategy is leading practice

Increasing the financial literacy and inclusion of adult Australians, particularly  the most vulnerable

MoneyMinded

•                  Financial education program for adults facing financial difficulty, delivered by community partners and financial councillors Australia-wide.

•                  More than 400 facilitators trained to deliver the program and more than 3,500 consumers have participated so far. Our aim is to reach 100,000 consumers over the next five years.

•                  Victorian State Government is funding the adaptation of MoneyMinded for the Iraqi community in Shepparton

Saver Plus

•                  Assisting low-income families to develop a long-term savings habit, improve their financial knowledge and save for their children’s education.

•                  ANZ matches the savings of participants in the program up $2000 per person.

•                  ANZ provided $481,000 in matched savings to 257 participants in 2004 and, at the end of September, a further 453 families had saved $384,703 to be matched by ANZ.

Financial Inclusion

•                  ANZ and the Aus Government launched MoneyBusiness – a program to build the money skills and confidence of Indigenous Australians.

•                  We will contribute $1m over three years to adapt MoneyMinded for Indigenous communities, introduce SaverPlus to reach 300 Indigenous families, and work with the Government to develop a strategy for delivery of MoneyBusiness nationally by May 2006.

Opportunities for our people to engage with their local communities and support causes that are important to them

ANZ Volunteers

•                  8 hours paid volunteer leave for staff.

•                  18% of Australian staff contributed 24,000 hours, valued at 1.18 million to community organisations in 05. This included 600 staff who gave 4,200+ volunteer hours to Tsunami relief efforts.

•                  ANZ will provide the entire Volunteer network required to support the inaugural Australian Comic Relief for Oxfam Community Aid Abroad.

•                  ANZ’s program is amongst the leaders globally; the average corporate volunteering participation rate is 8.5%

Community Giving

•                  Our workplace giving program, supports more than 18 community organisations that were selected to reflect the causes that are important to our staff.

•                  28% of Australian staff participated in this program over 05, principally through our contribution to Tsunami appeals; the average participation rate in similar schemes at large organisations is 3-4%.

•                  $1m in total from staff donations and matched funds from ANZ contributed to World Vision’s Tsunami relief efforts.

ANZ Community Fund

•                  Empowering branch staff with resources to fund community projects in their local markets.

•                  ‘Grass roots’ business and community partnerships.

•                  We achieved our target to invest a further $350,000 in these partnerships in 2005.

•                  ANZ invested $8.26 million in community initiatives during its 2004-05 financial year, including almost $2.37 million in its financial literacy and inclusion programs which have directly benefited thousands of Australians.

•                  The measurement of ANZ’s community contributions follows an assessment by the London Benchmarking Group (LBG) whose benchmarking model is the emerging standard for measuring corporate community investment programs and is used by almost 100 leading international companies. ANZ is the first Australian company to have its community investments assured based on the LBG methodology.

65

People strategy has created the most engaged workforce of major banks

Building a vibrant, energetic and high-performing culture, where ANZ’s values guide our actions and decisions

Cultural Transformation

•                  5-year focus on cultural transformation and values-based decision making. 20,000+ staff have participated in Breakout workshops. Target to reach 7,000 frontline staff by end of 2006. Breakout “recharge” launched with a focus on enhancing teamwork and collaboration.

•                  Staff satisfaction up from 50% in 2000 to 85% in 2004 across 32,000 staff. Staff engagement at 63% is ahead of our major bank peers and participating large companies (ASX Top 20).

•                  In 2004/5, staff cited the most visible cultural values as “customer focus” and “community involvement”.

•                  Performance management and rewards aligned with outcomes and behaviours.

Attracting and Nurturing Talent

•                  Attractive benefits including flexible pay options for all staff, share ownership, salary sacrifice for laptops, PCs@home, discounted medical insurance and ANZ products and services.

•                  Development plans for all staff. Innovative programs to identify, nurture and fast-track high potential people from graduates through to senior executives.

•                  Added 3,000 mostly customer-facing staff in the past 18 months.

•                  Largest graduate recruitment intake of publicly-listed companies.

Flexibility for a Diverse Workforce

•                  12 weeks paid parental leave, with no minimum service requirement.

•                  Guaranteed part-time employment for staff over 55, and a Career Extensions program offering flexible options for mature-aged staff.

•                  Partnership with ABC Learning Centres offering childcare services, with five centres open around Australia

•                  Flexible leave options including lifestyle leave which enables staff to take up to an additional four weeks’ leave for any purpose and career breaks of up to five years.

Employee Well-being

•                  Upgraded occupational health and safety policy and system.

•                  Ongoing facilities improvement programs including $130 million branch refurbishment and upgrade, particularly in NSW.

•                  Lost time injury frequency rate continues to decrease and is best amongst our peer group.

•                  Free, comprehensive health checks for all staff and on-line health information service.

•                  Free employee assistance counselling services.

•                  Extensive financial literacy program for staff, including financial fitness sessions rolled out to staff Australia-wide.

•                  Most engaged workforce of all major companies in Australia (Hewitt Employee Engagement Survey)

•                  Recognised as the Leading Australian Organisation for the Advancement of Women (for organisations of more than 500 employees) by the Equal Opportunity for Women in the Workplace Agency (EOWA) Business Achievement Awards. (September 05)

•                  Recognised for leadership and excellence in diversity for Employment and Inclusion of Culturally and Linguistically Diverse Australians in the Diversity@work annual awards. (October 05)

66

Integrating environmental and social considerations into our business practices

Demonstrating business leadership by integrating environmental and social considerations into our business practices, decisions & behaviors

Institutional & Corporate Sustainability

•                  An environmental and social issues screen of clients and transactions is being rolled out across Institutional. This allows key risks to be identified and addressed in the credit process. Where issues are identified, mitigation measures must be in place.

•                  Formal processes in place to ensure more effective integration of environmental and social considerations in lending policies and decision-making principles, for example our Institutional and Corporate Sustainability unit now forms part of, and provides advice to, our Institutional Client Relationship Group.

•                  A program to build broad staff awareness and understanding of the business rationale for environmental and social issues screening has been developed and will be implemented by December 05.

Operational Environmental Footprint

•                  Programs and targets in place to reduce the impact of our operations on the environment. These include a focus on:

•                  Reducing electricity consumption.

•                  Reducing office paper consumption.

•                  Increasing recycling and reducing waste to landfill.

•                  Implementing our Sustainability Procurement policy to address environmental risks and opportunities in our supply chain.

•                  New Group Environment Charter setting higher performance standards introduced in July 05

New Products and Services

•                  Updated Environment Charter commits ANZ to provide new products and services designed to help our customers and clients improve their environmental performance.

•                  ANZ Markets has established trading capability for Renewable Energy Certificates and is the first bank to be transacting Gas Abatement Certificates.

•                  ANZ has joined a number of consortia (with BP Solar) and submitted expressions of interest to the Australian Government’s Solar Cities Program (subsidies and grants).

•                  We are investing in a number of biodiesel production facilities in Australia and New Zealand within our diversified energy vehicle, the Energy Infrastructure Trust.

•                  ANZ is a signatory to the UNEP Finance Initiative Statement and participates in a number of its local work programs coordinated by the Victoria EPA.

67

Summary of forecasts – Australia (bank year)

	2005	2006	2007

GDP	2.3	3.4	3.7
Inflation	3.2	2.1	2.1
Unemployment	5.1	5.1	5.0
Cash rate	5.50	5.50	5.75
10 year bonds	5.4	5.3	5.5
$A/$US	0.76	0.68	0.76
$A/$NZ	1.09	1.15	1.27
Credit	13.3	10.9	10.5
• Housing	13.4	13.3	12.2
• Business	13.1	8.5	8.7
• Other	13.7	6.3	6.1

All Forecasts for Sept bank year

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Summary of forecasts – New Zealand (bank year)

	2005	2006	2007

GDP	2.7	1.9	2.6
Inflation	3.4	3.2	1.7
Unemployment	3.6	4.4	4.7
Cash rate	6.75	6.75	6.00
10 year bonds	5.7	6.0	6.1
$NZ/$US	0.70	0.59	0.60
Credit	16.1	9.9	7.3
• Housing	15.8	10.0	8.2
• Business	20.0	9.9	6.2
• Other	7.5	7.4	7.2

All Forecasts for Sept bank year

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The material in this presentation is general background information about the Bank’s activities current at the date of the presentation.  It is information given in summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185	fax: (613) 9273 4091	e-mail: higgins@anz.com

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There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 25 October 2005

* Print the name and title of the signing officer under his signature.